3Q 23 _Management discussion & analysis and complete financial statements Itaú Unibanco Holding S.A. Third quarter of 2023

Itaú

3Q23

_Management discussion & analysis and complete financial statements



Third quarter of 2023

Itaú Unibanco Holding S.A.

Contents

Management discussion & analysis

Page 03

Complete financial statements

Page 37

3Q23

_Management discussion & analysis



Third quarter of 2023

Itaú Unibanco Holding S.A.

(This page was intentionally left blank)

Managerial Income Summary

Banco Itaú Argentina

In August 2023, we entered into an agreement to sell all shares of Banco Itaú Argentina. Due to this sale, the consolidated balance sheet of Itaú Unibanco as of September 2023 does not include the balances of Banco Itaú Argentina, while the income statement for the third quarter only took into account the results for the month of July 2023.

The table below presents the financial indicators of Itaú Unibanco up to the end of each period.

	In R$ million (except where indicated)	3Q23	2Q23	3Q22	9M23	9M22
Results	Recurring Managerial Result	9,040	8,742	8,079	26,217	23,118
	Operating Revenues [1]	39,537	38,827	36,567	115,814	104,852
	Managerial Financial Margin [2]	26,275	25,997	23,901	76,964	67,586
Performance	Recurring Managerial Return on Average Equity - Annualized - Consolidated [3]	21.1%	20.9%	21.0%	20.9%	20.7%
	Recurring Managerial Return on Average Equity - Annualized - Brazil [3]	22.0%	21.5%	21.6%	21.5%	21.3%
	Recurring Managerial Return on Average Assets - Annualized [4]	1.4%	1.4%	1.4%	1.4%	1.4%
	Nonperforming Loans Ratio (90 days overdue) - Total	3.0%	3.0%	2.8%	3.0%	2.8%
	Nonperforming Loans Ratio (90 days overdue) - Brazil	3.5%	3.5%	3.2%	3.5%	3.2%
	Nonperforming Loans Ratio (90 days overdue) - Latin America	1.3%	1.3%	1.3%	1.3%	1.3%
	Coverage Ratio (Total Allowance/NPL 90 days overdue) [5]	209%	212%	215%	209%	215%
	Efficiency Ratio (ER) [6]	40.0%	39.6%	41.1%	39.8%	41.2%
Shares	Recurring Managerial Result per Share (R$) [7]	0.92	0.89	0.82		
	Net Income per Share (R$) [7]	0.77	0.87	0.80		
	Number of Total Shares at the end of the period - in million [8]	9,803	9,800	9,801		
	Book Value per Share (R$)	17.75	17.27	16.04		
	Dividends and Interest on Own Capital net of Taxes [9]	2,684	2,660	1,932		
	Market Capitalization [10]	266,246	279,494	274,228		
	Market Capitalization [10] (US$ million)	53,168	57,996	50,721		
Balance Sheet	Total Assets	2,678,896	2,585,768	2,422,978		
	Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	1,163,213	1,151,617	1,111,024		
	Deposits + Debentures + Securities + Borrowings and Onlending [11]	1,327,516	1,308,923	1,216,188		
	Loan Portfolio/Funding [11]	67.9%	68.5%	72.4%		
	Stockholders' Equity	174,042	169,199	157,175		
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	16.3%	15.1%	14.7%		
	Tier I Capital - BIS III	14.6%	13.6%	13.2%		
	Common Equity Tier I - BIS III	13.1%	12.2%	11.7%		
	Liquidity Coverage Ratio (LCR)	187.8%	179.7%	158.2%		
	Net Stable Funding Ratio (NSFR)	127.3%	127.9%	122.6%		
Other	Portfolio Managed and Investment Funds	1,734,824	1,681,772	1,610,267		
	Total Number of Employees	97,486	99,864	100,361		
	Brazil	87,197	88,078	88,279		
	Abroad	10,289	11,786	12,082		
	Branches and CSBs - Client Service Branches	3,509	3,635	3,816		
	ATM - Automated Teller Machines [12]	41,746	42,400	43,891		

Note: (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. The bases for the calculation of returns were adjusted by the amounts of dividends proposed after the balance sheet closing date and not yet approved at Shareholders' or Board Meetings; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) Includes the balance of the allowance for financial guarantees provided; (6) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) shares representing total capital stock net of treasury shares; (9) Interest on own capital. Amounts paid/provided for, declared and reserved in stockholders' equity; (10) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period; (11) As detailed in the Balance Sheet section; (12) Includes electronic service branches (ESBs), service points at third-party locations and Banco24Horas ATMs.

Managerial Income Statement

In this report, besides making adjustments for extraordinary items, we have applied managerial criteria to present our income statement. In the accounting statements, these criteria affect the breakdown of our income statement, but not the amount of net income. Among the managerial adjustments, we highlight the tax effects of investments abroad and the reclassifications made to better represent the way the bank is managed. Both adjustments aim to eliminate distortions between lines and are neutral for the net income of the operation.

These reclassifications enable us to perform business analyses from the management point of view, and a reconciliation of the management and accounting figures is shown in the table below.

Reconciliation between Accounting and Managerial Financial Statements | 3rd quarter of 2023

In R$ million	Accounting	Extraordinary Items	Managerial adjustments		Managerial
			Tax effects	Reclassifications	
Operating Revenues	37,792	931	1,040	(226)	39,537
Managerial Financial Margin	23,701	79	1,040	1,455	26,275
Financial Margin with Clients	24,025	79	-	1,455	25,559
Financial Margin with the Market	(324)	-	1,040	-	715
Commissions and Fees	12,089	14	-	(1,410)	10,694
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,756	-	-	812	2,569
Other Operating Income	919	12	-	(931)	-
Equity in Earnings of Affiliates and Other Investments	224	-	-	(224)	-
Non-operating Income	(897)	826	-	71	-
Cost of Credit	(8,017)	(152)	-	(1,094)	(9,263)
Provision for Loan Losses	(9,016)	(152)	-	(44)	(9,212)
Impairment	-	-	-	(100)	(100)
Discounts Granted	-	-	-	(1,035)	(1,035)
Recovery of Loans Written Off as Losses	999	0	-	84	1,083
Retained Claims	(372)	-	-	-	(372)
Other Operating Expenses	(19,992)	944	(147)	2,157	(17,039)
Non-interest Expenses	(17,879)	937	-	2,201	(14,742)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,107)	7	(147)	(44)	(2,291)
Insurance Selling Expenses	(6)	-	-	-	(6)
Income before Tax and Profit Sharing	9,411	1,724	893	836	12,863
Income Tax and Social Contribution	(1,707)	(182)	(893)	(898)	(3,679)
Profit Sharing Management Members - Statutory	(62)	-	-	62	-
Minority Interests	(103)	(41)	-	-	(144)
Net Income	7,539	1,501	-	-	9,040

Extraordinary Items Net of Tax Effects

in R$ million	3Q23	2Q23	3Q22	9M23	9M22
Net Income	**7,539**	**8,478**	**7,880**	**24,196**	**22,058**
(-) Extraordinary Items	**(1,501)**	**(265)**	**(199)**	**(2,021)**	**(1,059)**
Sale of Banco Itaú Argentina S.A. (BIA)	(1,212)	-	-	(1,212)	-
Goodwill amortization	(159)	(159)	(135)	(462)	(395)
Result on the partial sale of XP Inc. shares	(7)	(122)	-	(129)	(123)
Voluntary severance program	-	-	-	-	(757)
Liability adequacy test	-	12	-	12	39
Corporate reorganization of Câmara Interbancária de Pagamentos (CIP)	-	-	-	-	239
Other	(123)	3	(64)	(230)	(62)
Recurring managerial result	**9,040**	**8,742**	**8,079**	**26,217**	**23,118**

3rd quarter of 2023 Income Statement

In R$ million	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
Operating Revenues	39,537	38,827	1.8%	36,567	8.1%	115,814	104,852	10.5%
Managerial Financial Margin	26,275	25,997	1.1%	23,901	9.9%	76,964	67,586	13.9%
Financial Margin with Clients	25,559	24,927	2.5%	23,385	9.3%	74,534	65,413	13.9%
Financial Margin with the Market	715	1,070	-33.1%	516	38.6%	2,430	2,173	11.8%
Commissions and Fees	10,694	10,363	3.2%	10,410	2.7%	31,403	30,680	2.4%
Revenues from Insurance [1]	2,569	2,467	4.1%	2,256	13.9%	7,447	6,585	13.1%
Cost of Credit	(9,263)	(9,441)	-1.9%	(7,992)	15.9%	(27,792)	(22,494)	23.5%
Provision for Loan Losses	(9,212)	(9,609)	-4.1%	(8,275)	11.3%	(27,830)	(23,087)	20.5%
Impairment	(100)	(5)	1760.9%	158	-163.1%	(133)	333	-140.1%
Discounts Granted	(1,035)	(820)	26.2%	(867)	19.4%	(2,722)	(2,062)	32.0%
Recovery of Loans Written Off as Losses	1,083	993	9.1%	992	9.1%	2,893	2,322	24.6%
Retained Claims	(372)	(383)	-2.9%	(412)	-9.8%	(1,140)	(1,138)	0.2%
Other Operating Expenses	(17,039)	(16,699)	2.0%	(16,139)	5.6%	(49,903)	(46,494)	7.3%
Non-interest Expenses	(14,742)	(14,272)	3.3%	(13,939)	5.8%	(42,803)	(40,052)	6.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,291)	(2,421)	-5.4%	(2,197)	4.3%	(7,084)	(6,429)	10.2%
Insurance Selling Expenses	(6)	(5)	18.1%	(3)	82.9%	(16)	(13)	21.7%
Income before Tax and Minority Interests	12,863	12,304	4.5%	12,025	7.0%	36,979	34,725	6.5%
Income Tax and Social Contribution	(3,679)	(3,388)	8.6%	(3,744)	-1.7%	(10,237)	(10,734)	-4.6%
Minority Interests in Subsidiaries	(144)	(174)	-17.2%	(201)	-28.6%	(525)	(874)	-39.9%
Recurring Managerial Result	9,040	8,742	3.4%	8,079	11.9%	26,217	23,118	13.4%

(1) Revenues from Insurance includes Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Credit Portfolio including Financial Guarantees Provided and Corporate Securities

In R$ billion, end of period	3Q23	2Q23	Δ	3Q22	Δ
Individuals	408.0	405.4	0.6%	385.0	6.0%
Credit Card Loans	127.7	128.4	-0.5%	128.8	-0.8%
Personal Loans	60.7	58.2	4.2%	51.5	17.9%
Payroll Loans [1]	73.8	74.9	-1.4%	72.2	2.3%
Vehicle Loans	32.8	32.4	1.0%	31.8	3.1%
Mortgage Loans	112.9	111.5	1.3%	100.7	12.1%
Very Small, Small and Middle Market Loans [2]	175.6	170.0	3.3%	170.2	3.2%
Individuals + Very Small, Small and Middle Market Loans	583.6	575.5	1.4%	555.2	5.1%
Corporate Loans	370.4	359.6	3.0%	345.1	7.3%
Credit Operations	203.3	199.0	2.1%	203.7	-0.2%
Corporate Securities [3]	167.1	160.5	4.1%	141.5	18.1%
Total for Brazil with Financial Guarantees Provided and Corporate Securities	954.0	935.0	2.0%	900.3	6.0%
Latin America	209.2	216.6	-3.4%	210.7	-0.7%
Argentina[4]	4.6	9.1	-49.3%	10.6	-56.7%
Chile	138.9	145.6	-4.5%	136.6	1.7%
Colombia	28.2	27.1	4.0%	29.1	-3.0%
Paraguay	12.1	11.1	9.3%	12.8	-5.0%
Panama	1.5	1.4	7.9%	1.9	-20.9%
Uruguay	23.8	22.3	6.7%	19.8	20.4%
Total with Financial Guarantees Provided and Corporate Securities	1,163.2	1,151.6	1.0%	1,111.0	4.7%
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [5]	1,163.2	1,148.3	1.3%	1,100.3	5.7%

(1) Includes operations originated by the institution, plus acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. (4) Portfolio of Argentine clients outside Argentina. (5) Calculated based on the conversion of the foreign currency portfolio (US Dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the size of the client. Further details are provided on pages 22 and 23.

Performance analysis for the third quarter of 2023

Management commentary

The recurring managerial result reached R$9.0 billion in the third quarter of 2023, a 3.4% increase from the previous quarter. Recurring managerial return on equity was 21.1% on a consolidated basis and 22.0% in operations in Brazil.

The loan portfolio increased by 1.0% on a consolidated basis. The loan portfolio in Brazil was up by 2.0%, with a more moderate increase for individuals, and a more significant increase for corporate and very small, small and middle-market companies, driven by our strategic management of the loan portfolio. The individual loan portfolio in Brazil was up 0.6% in the quarter. The highlight in the period was a 4.2% growth in the personal loans portfoio, with increases in installment payment plans (concentrated in Uniclass and Personnalité segments) and in personalized credit. Also is worth mentioning the 1.3% increase in mortgage loans, with origination concentrated in the Uniclass and Personnalité segments. The 0.5% reduction in the credit card portfolio was driven by the change in the mix of clients and, over time, a reduction in card issuance through external channels. The card portfolio in the Personnalité and Uniclass segments continues to grow, with a 3.6% increase in this quarter. The higher average credit volume had a positive impact on our margin with clients, as did the larger number of calendar days in the period, higher gains from structured operations in the wholesale business segment and higher liabilities' margin. Driven by these effects, the margin with clients was up by 2.5%, closing the quarter at R$25.6 billion.
Credit quality metrics continue to stand out. Non-performing loans over 90 days overdue (NPL 90) remained stable at 3.0% in the third quarter, notably for individuals in Brazil, which has remained at 4.9% since December 2022. Non-performing loans 15-90 days overdue (NPL 15-90) was down 0.2 p.p., closing the quarter at 2.3%. Indicators in Brazil and abroad were down 0.2 p.p., 0.2 p.p. in the individuals portfolio and 0.1 p.p. in both corporate and very small, small and middle-market companies. Cost of credit was down 1.9% in the quarter, at R$9.3 billion. Commissions and fees and result from insurance operations increased by 3.6%. We recorded higher revenues from card activities, both in issuance, driven by higher volumes, and in acquiring activities, driven by the increase in the credit card transaction volume. Additionally, it is worth mentioning the increase in our revenue from investment banking services and in revenues form insurance, as a consequence of higher earned premiums in the quarter. As expected, non-interest expenses were up 3.3% from the previous quarter due to the effects of negotiating the collective wage agreement. In this quarter, 39 brick-and-mortar branches and client site branches (CSBs) in Brazil were closed. As mentioned in the previous quarter, this move was driven by our optimizing the branch network, based on our clients' behavior and needs and taking into consideration our phygital strategy, with the proper availability of physical and digital channels. With this dynamic of the result for the quarter, the efficiency ratio was 40.0% on a consolidated basis and 37.9% in Brazil.

In the nine-month period, compared to the same period in 2022, the recurring managerial result was up 13.4% and recurring managerial return on equity was up by 0.2 p.p., reaching 20.9%. The positive effect of the portfolio growth, the higher liabilities' margin, in addition to the positive impact of the repricing of our working capital, more than outpaced lower credit spreads. Accordingly, financial margin with clients were up 13.9%. On the other hand, the cost of credit increased, due to higher loan portfolio in the retail business segment, in addition to larger discounts granted. Commissions and fees and result from insurance operations rose by 4.4% year-on-year. This increase was the result of higher revenues from card activities, both issuer and acquirer, in addition to a better result from insurance operations. Non-interest expenses were up by 6.9%, whereas the efficiency ratio decreased by 1.4 p.p.

main figures

recurring managerial result
R$9.0 bn 3Q23 — **+3.4%** 3Q23 x 2Q23

credit portfolio
R$1,163.2 bn 3Q23 — **+1.0%** 3Q23 x 2Q23

financial margin with clients
R$25.6 bn 3Q23 — **+2.5%** 3Q23 x 2Q23

financial margin with the market
R$0.7 bn 3Q23 — **-33.1%** 3Q23 x 2Q23

cost of credit
R$9.3 bn 3Q23 — **-1.9%** 3Q23 x 2Q23

fees and insurance
R$12.9 bn 3Q23 — **+3.6%** 3Q23 x 2Q23

non-interest expenses
R$14.7 bn 3Q23 — **+3.3%** 3Q23 x 2Q23


21.0%
19.3%
20.7%
20.9%
21.1%
8,079
7,668
8,435
8,742
9,040
3Q22
4Q22
1Q23
2Q23
3Q23
Recurring Managerial Result
Annualized Recurring Managerial Return on Average Equity (quarterly)

recurring managerial return on average equity
21.1% — **+0.1 p.p.** 3Q23 x 2Q23

Banco Itaú Argentina

Banco Itaú Argentina

In August 2023, we entered into an agreement to sell all shares of Banco Itaú Argentina. Due to this sale, the consolidated balance sheet of Itaú Unibanco as of September 2023 does not include the balances of Banco Itaú Argentina. In July 2023, the credit portfolio of Itaú Argentina was R$4.0 billion. Itaú Unibanco's income statement for the third quarter only took into account the results for the month of July 2023. Below, for your information, we present the income statement for July 2023, for the second quarter of 2023 and for the seven months ended July 2023:

In R$ million	July 2023	2Q23	Δ	7M23
operating revenues	306	840	**-63.5%**	1,889
financial margin with clients	176	470	-62.6%	1,085
financial margin with the market	97	272	-64.4%	560
commissions and fees	34	99	-65.6%	243
cost of credit	**(2)**	**(16)**	-85.5%	**(33)**
other operating expenses	**(123)**	**(376)**	-67.2%	**(831)**
non-interest expenses	(92)	(293)	-68.5%	(648)
tax expenses and other	(31)	(83)	-62.7%	(183)
income before tax and minority interests	**181**	**448**	**-59.7%**	**1,024**
income tax and social contribution	**(80)**	**(195)**	**-58.9%**	**(447)**
recurring managerial result	101	254	-60.3%	578

The result of the sale was negative in R$1.2 billion and was considered as an extraordinary item in the 3Q23 results.
In the first seven months of 2023, Banco Itaú Argentina's recurring managerial result was R$578 million, while the impact of exchange rate variation and inflation, charged directly to shareholders' equity, generated an expense of R$691 million. Therefore, in the first seven months of 2023 the impact was negative by R$113 million.

2023 Forecast

2023 guidance reaffirmed and normalized by the sale of Banco Itaú Argentina

	guidance	Itaú Argentina impact[4]	normalized guidance	
total credit portfolio[1]	growth between 6.0% and 9.0%	0.35 p.p.	growth between 5.7% and 8.7%	
financial margin with clients	growth between 13.5% and 16.5%	0.97 p.p.	growth between 12.5% and 15.5%	
financial margin with the market	between R$2.0 bn and R$4.0 bn	R$0.40 bn	between R$1.6 bn and R$3.6 bn	
cost of credit[2]	between R$36.5 bn and R$40.5 bn	R$0.01 bn	between R$36.5 bn and R$40.5 bn	
commissions and fees and results from insurance operations[3]	growth between 5.0% and 7.0%	0.35 p.p.	growth between 4.7% and 6.7%	
non-interest expenses	growth between 5.0% and 9.0%	0.96 p.p.	growth between 4.0% and 8.0%	consolidated efficiency ratio below 40% and below 38% in Brazil
effective tax rate	between 27.0% and 29.0%	0.31 p.p.	between 26.7% and 28.7%	

(1) Includes financial guarantees provided and corporate securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses; (4) Forecast of the results between August and December 2023 and the credit portfolio of 12/31/2023 of Banco Itaú Argentina.

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Income Statement and Balance Sheet Analysis

Management Discussion and Analysis and Complete Financial Statements

Itaú

Managerial **Financial Margin**

Highlights

- The financial margin with clients increased by 2.5% in the quarter, and the margin of spread-sensitive operations (core) increased by 3.2%. This increase was due to: (i) higher average credit volume, (ii) higher liabilities' margin; (iii) more calendar days in the period, and (iv) higher result from structured operations in the Wholesale business segment. The financial margin with clients was up by 13.9% on a year-on-year basis. This increase was due to the higher credit volume and higher liabilities' margin, in addition to the positive impact of the repricing of our working capital, which more than outpaced lower credit spreads.
- The financial margin with the market was down by 33.1% in the quarter, mainly due to lower gains from the trading desk in Brazil, in addition to the reduced margin with the market in Latin America (mainly due to the deconsolidation of Banco Itaú Argentina).

In R$ million	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
Financial Margin with Clients	25,559	24,927	2.5%	23,385	9.3%	74,534	65,413	13.9%
Financial Margin with the Market	715	1,070	-33.1%	516	38.6%	2,430	2,173	11.8%
Total	26,275	25,997	1.1%	23,901	9.9%	76,964	67,586	13.9%

Financial Margin with Clients

Breakdown of changes in the Financial Margin with Clients

R$ billions


3.2%
24.9
-2.9
-0.3
21.8
-0.1
0.3
0.2
0.2
0.1
22.5
0.1
3.0
25.6
2Q23
working capital (1) and others 2Q23
Argentina
spread-sensitive operations 2Q23
product mix
average volume
spreads and liabilities margin
greater number of calendar days
Latin America (ex-Argentina) and others (2)
spread-sensitive operations 3Q23
Argentina
working capital (1) and others 3Q23
3Q23

(1) Includes capital allocated to business areas (except treasury) and the corporation working capital. (2) Includes Latin America margin and structured operations from the wholesale business segment.

1 **Working capital and other (+ R$0.1 billion):** mainly due to the positive effect of the higher average balance of our own working capital.

2 **Product mix (- R$0.1 billion):** reduction due to the lower proportion of products with higher spreads, such as financed credit cards and overdraft.

3 **Average volume (+ R$0.3 billion):** continuous growth in loan portfolios for both individuals and companies.

4 **Spreads and liabilities' margin (+ R$0.2 billion):** mainly due to the positive impact of the volume of deposits on liabilities' margin.

Annualized Average Rate of Financial Margin with Clients

In R$ million, end of period	3Q23 Average Balance (1)	3Q23 Financial Margin	3Q23 Average Rate (p.a.)	2Q23 Average Balance (1)	2Q23 Financial Margin	2Q23 Average Rate (p.a.)
Financial Margin with Clients	**1,174,739**	**25,559**	**8.9%**	**1,170,356**	**24,927**	**8.8%**
Spread-Sensitive Operations	1,048,512	22,561	8.8%	1,046,140	22,051	8.7%
Working Capital and Other	126,227	2,998	9.7%	124,215	2,877	9.6%
Cost of Credit		**(9,263)**			**(9,441)**	
Risk-Adjusted Financial Margin with Clients	1,174,739	16,296	5.6%	1,170,356	15,486	5.4%

(1) Average daily balance.

Consolidated | **Brazil**


7.9%
8.4%
8.6%
8.7%
8.7%
8.8%
8.9%
5.1%
5.4%
5.6%
5.1%
5.3%
5.4%
5.6%
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
8.9%
9.2%
9.4%
9.4%
9.4%
9.6%
9.7%
5.4%
5.8%
6.0%
5.3%
5.6%
5.6%
5.9%
Financial margin with clients
Risk-adjusted financial margin with clients

Itaú

Cost of Credit

Highlights

- The decrease in the cost of credit in the quarter was due to the lower provision for loan losses in both the Retail and Wholesale business segments in Brazil.
- Compared to the first nine months of 2022, the increase in the cost of credit was mainly driven by the higher provision for loan losses and the higher discounts granted in the Retail business segment in Brazil. This increase was partially offset by the higher recovery of loans written off as losses.

In R$ millions	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
Provision for Loan Losses	(9,212)	(9,609)	-4.1%	(8,275)	11.3%	(27,830)	(23,087)	20.5%
Recovery of Loans Written Off as Losses	1,083	993	9.1%	992	9.1%	2,893	2,322	24.6%
Result from Loan Losses	**(8,129)**	**(8,616)**	**-5.7%**	**(7,283)**	**11.6%**	**(24,936)**	**(20,765)**	**20.1%**
Impairment	(100)	(5)	1760.9%	158	-	(133)	333	-
Discounts Granted	(1,035)	(820)	26.2%	(867)	19.4%	(2,722)	(2,062)	32.0%
Cost of Credit	**(9,263)**	**(9,441)**	**-1.9%**	**(7,992)**	**15.9%**	**(27,792)**	**(22,494)**	**23.5%**
Cost of Credit / Total Risk (*) – Annualized (%)	**3.2**	**3.3**	**-0.1 p.p.**	**2.9**	**0.3 p.p.**	**3.2**	**2.8**	**0.4 p.p.**

(*) Average loan portfolio balance, including financial guarantees provided and corporate securities.

The cost of credit decreased by R$178 million from the previous quarter. This decrease was driven by the lower provision for loan losses in both the Retail and Wholesale business segments in Brazil.

Compared to the first nine months of 2022, the cost of credit was up by R$5,297 million, notably in the Retail business segment in Brazil, with a R$2,677 million increase in provision for loan losses, as a result of the higher origination in consumer credit and unsecured credit products, and the R$546 million increase in discounts granted in connection with the portfolio growth in this segment and the higher volume of renegotiations. Additionally, provision for loan losses in the Wholesale business segment in Brazil was higher due to the normalization of the provision flow in this segment. The cost of credit increased in Latin America.

Provision for Loan Losses by Segment


R$ millions
3.8
4.4
4.0
4.2
4.1
8,275
679
7,890
-293
9,907
855
1,014
8,038
9,009
805
194
8,011
9,609
757
592
8,260
9,212
763
337
8,112
3Q22
4Q22
1Q23
2Q23
3Q23
Latin America ex-Brazil
Wholesale - Brazil
Retail - Brazil
Provision for Loan Losses / Loan portfolio (*) – Annualized (%)

(*) Average loan portfolio balance, considering the last two quarters.

Note: Retail business includes loan loss provision expenses in the Corporation segment. In the business segment, Latin America is a part of the Wholesale business.

Provision for loan losses decreased in the quarter. In the Retail business segment in Brazil, provision was recognized at an amount lower than in the previous quarter, due to the better quality in the recent vintages origination. Provision for loan losses also decreased in the Wholesale business segment in Brazil, driven by the lower provisioning requirements in this segment. Provision for loan losses was basically stable in Latin America in the quarter.

Recovery of Loans Written off as Losses and Sale of Financial Assets

The recovery of loans written off as losses increased from the previous quarters, mainly in the Retail business segment in Brazil. During the quarter, the sale of portfolios already written off as losses amounting to R$709 million generated a positive impact of R$32 million on the recovery of loans and of R$18 million on the recurring managerial result.

In the third quarter of 2023, we recorded sales of active portfolios with no risk retention to non-related companies. From this sale, R$101 million relates to active loans which were more than 90 days overdue, of which R$19 million from corporate segment in Brazil would still be active at the end of September 2023 if not sold. Additionally, we sold R$388 million in active portfolios that were non-overdue or with short delinquency. These sales of active portfolios had negative impacts of R$27 million on operating revenues, of R$26 million on cost of credit, and of R$29 million on recurring managerial result, with no material impact on credit quality indicators.

Allowance for Loan Losses and Financial Guarantees Provided


R$ millions
53,438
16,898
774
35,766
56,590
17,219
787
38,584
56,610
16,978
782
38,850
57,334
16,826
796
39,712
57,186
16,629
791
39,766
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Complementary Allowance*
Allowance for Financial Guarantees Provided
Minimum Allowance (Specific + Generic)

* Includes Provision for Loan Commitments.

Compared to the end of June 2023, allowance for loan losses and financial guarantees provided were down by 0.3%, mainly in the Retail business segment in Brazil.

Credit Quality

Highlights

- The nonperforming loan ratio for 90 days overdue (NPL 90) remained stable compared to the previous quarter. The stability of indicators for the individuals and corporate segments in Brazil reflects the bank's strategic risk management.
- Nonperforming loans 15-90 days overdue (NPL 15-90) decreased for all segments in the quarter, and the reduction by 20 basis points for individuals in Brazil is worth mentioning. In Latin America, the decrease in the NPL 15-90 ratio was due to lower delinquency rates of companies in Chile.

Nonperforming Loans


R$ billions
24.9
22.3
26.7
24.0
26.7
23.8
27.1
24.5
27.3
24.8
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Nonperforming Loans over 90 days - Total
Nonperforming Loans over 90 days - Brazil¹

- **Nonperforming loans - 90 days - Total:** a 0.9% increase in the total nonperforming loans portfolio from the previous quarter. This increase was mainly for very small, small and middle market companies in Brazil.

NPL Ratio (%) | over 90 days


3.2
3.4
3.4
3.5
3.5
2.8
2.9
2.9
3.0
3.0
4.7
4.9
4.9
4.9
4.9
2.3
2.4
2.3
2.5
2.6
1.3
1.3
1.4
1.3
1.3
0.1
0.0
0.1
0.1
0.1
+0.01*
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Total
Latin America²
Very Small, Small and Middle Market Companies
Brazil¹
Individuals
Corporate

* Excluding the effect of credit sales, which would be active at the end of September-23, in the value of R$19 million from the portfolio of corporate segment in Brazil.

The total ratios of NPL 90 days, both for Brazil and Latin America, were stable compared to the previous quarter. In Brazil, the ratios for the corporate and individuals segments remained stable. Ratio for very small, small and middle-market companies was up, notably for companies with lower revenue.

NPL Ratio (%) | 15 to 90 days


2.3
2.2
2.3
2.2
2.5
2.5
2.5
2.5
2.3
2.3
3.2
3.2
3.5
3.4
3.2
2.6
1.9
2.4
2.5
2.3
1.5
1.6
1.8
1.8
1.7
0.1
0.2
0.2
0.3
0.2
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Total
Latin America²
Very Small, Small and Middle Market Companies
Brazil¹
Individuals
Corporate

The NPL ratio for 15-90 days decreased for all segments compared to the previous quarter. In Brazil, the ratio for individuals decreased due to lower default on credit cards and personal loans. We also recorded a reduction in the ratios for corporate and very small, small and middle-market companies, with no concentration on a specific client or sector. In Latin America, the decrease in the NPL 15-90 ratio was due to lower delinquency rates of companies in Chile.

Loan Portfolio by Risk Level


Brazil¹
Consolidated
Total Allowance for Loan Losses (R$ million)
46,340
50,308
50,323
53,438
57,334
57,186
Loan Portfolio by Risk Level
50.1%
48.7%
48.9%
49.7%
49.4%
49.9%
33.1%
33.3%
33.0%
30.4%
30.3%
30.0%
7.3%
7.7%
7.9%
9.5%
9.4%
9.5%
2.8%
3.2%
3.2%
4.0%
4.1%
4.1%
1.2%
1.0%
0.8%
1.4%
1.2%
1.1%
5.5%
6.1%
6.0%
4.9%
5.4%
5.4%
Sep-22
Jun-23
Sep-23
Sep-22
Jun-23
Sep-23
AA
A
B
C
D
E-H

¹ Includes units abroad ex-Latin America.² Excludes Brazil.

Coverage Ratio | 90 days


215%
212%
212%
212%
209%
97%
98%
94%
95%
95%
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Total
Total (Expanded)
1371%
1857%
1667%
1403%
1468%
273%
275%
260%
275%
271%
208%
205%
206%
205%
203%
188%
181%
182%
180%
177%
Total - Brazil¹
Retail business - Brazil
Latin America ex-Brazil
Wholesale business - Brazil

¹ Includes units abroad ex-Latin America.

The 300 basis point decrease in the total coverage ratio was driven by the impact of the decreased ratio in the Retail business segment in Brazil, whose relative weight to the total ratio is greater.

NPL Creation


R$ millions
7,131
6,971
8,343
7,577
9,140
7,905
9,185
8,625
9,215
8,344
-2
-158
616
150
1,069
167
367
193
738
134
3Q22
4Q22
1Q23
2Q23
3Q23
Total
Retail business - Brazil
Wholesale business - Brazil
Latin America ex-Brazil

NPL Creation Ratio in the Credit Portfolio[2]


1.6%
1.6%
1.6%
1.8%
1.7%
0.8%
0.9%
1.0%
1.0%
1.0%
0.3%
0.5%
0.2%
0.4%
0.0%
-0.1%
0.1%
0.1%
0.1%
0.1%
3Q22
4Q22
1Q23
2Q23
3Q23
Total
Retail business - Brazil
Wholesale business - Brazil
Latin America ex-Brazil

Note: The NPL Creation in 3Q23 was calculated by including the active loan portfolios of R$78 million from the Retail Business and R$23 million from the Wholesale Business in Brazil to unrelated companies.

NPL Creation over the portfolio remained stable from the previous period. The reduction in the ratio for the Retail business segment in Brazil was mainly due to the stability of the NPL that were more than 90 days overdue, and was offset by the higher ratio for Latin America, which was due to the rollover of portfolios to longer overdue periods.

[2] The credit portfolio for the previous quarter excluding financial guarantees provided and corporate securities.

Loan Portfolio Write-Off


R$ millions
5,232
6,201
8,999
8,652
8,876
0.6%
0.7%
1.0%
1.0%
1.0%
3Q22
4Q22
1Q23
2Q23
3Q23
Write-Off
Write-Off / Loan Portfolio (*)

(*) Loan portfolio average balance for the previous two quarters.

Loan portfolio write-off increased by 2.6% in all segments compared to the previous quarter. The ratio of written-off operations to the average loan portfolio balance remained stable in the quarter.

Renegotiated Loan Operations

By overdue period measured at the time of renegotiation


R$ billions
Brazil
33.1
34.8
36.3
37.4
37.3
36.0
37.3
39.8
40.9
40.9
2.9
1.5
9.5
8.5
2.3
11.2
2.5
1.0
10.9
8.9
2.8
11.2
3.5
1.0
11.6
9.3
3.3
11.1
3.6
1.5
12.4
9.8
3.5
10.3
3.6
1.3
13.1
9.8
3.5
9.6
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Non-overdue
Over 90 days overdue
Up to 30 days overdue
Written-off as a Loss
31-90 days overdue
Latin America

The renegotiated loan portfolio was basically stable in the quarter, with the increase in the overdue periods over 90 days offset by the decrease in the non-overdue portfolios upon renegotiation. Both the coverage ratio (allowance for loan losses/portfolio) and NPL 90 days overdue increased in the quarter.


37.1%
36.7%
35.3%
38.8%
40.3%
16.6%
16.7%
15.5%
18.8%
19.7%
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Coverage Ratio (LLP/Portfolio)
Total of Renegotiated Loans Portfolio 90-day NPL ratio (%)

Commissions and Fees and Result from Insurance Operations[1]

Highlights

- Commissions and fees and result from insurance operations increased by 3.6% from the second quarter of 2023. This was mainly due to higher revenue from card transactions, for both issuer and acquirer, with an emphasis on the credit card transaction volume in both lines. There were also increases in revenues from investment banking operations, in fund management fees, and an increase in result from insurance operations due to the growth in earned premiums. In addition, there were lower gains in Latin America, due to the sales agreement of Banco Itaú Argentina S.A.

- Commissions and fees and result from insurance operations were up by 4.4% compared to the first nine months of 2022, with an emphasis on the higher gains from cards, both issuer and acquirer, and on the increase in revenues from collection services, in addition to the higher result from insurance operations, due to increase in earned premiums. These effects were partially offset by lower gains from current account services, due to the bank's strategy of waiving and reducing client fees, in addition to lower volumes of economic advisory and brokerage services.

In R$ millions	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
Credit and Debit Cards	**4,211**	**4,048**	**4.0%**	**3,937**	**7.0%**	**12,260**	**11,010**	**11.4%**
Card Issuance	3,021	2,891	4.5%	2,937	2.9%	8,895	8,282	7.4%
Acquiring	1,189	1,157	2.8%	1,000	18.9%	3,364	2,728	23.3%
Current Account Services	**1,634**	**1,673**	**-2.3%**	**1,793**	**-8.9%**	**5,034**	**5,556**	**-9.4%**
Asset Management	**1,463**	**1,442**	**1.4%**	**1,409**	**3.8%**	**4,405**	**4,352**	**1.2%**
Fund Management Fees	1,139	1,113	2.4%	1,189	-4.2%	3,390	3,686	-8.0%
Consórcio Administration Fees	323	329	-1.8%	221	46.5%	1,015	666	52.4%
Advisory Services and Brokerage	**1,007**	**820**	**22.8%**	**833**	**20.9%**	**2,485**	**2,593**	**-4.2%**
Credit Operations and Guarantees Provided	**655**	**654**	**0.2%**	**664**	**-1.4%**	**1,959**	**2,038**	**-3.9%**
Collection Services	**502**	**507**	**-0.9%**	**485**	**3.6%**	**1,509**	**1,457**	**3.5%**
Other	**414**	**380**	**9.0%**	**443**	**-6.4%**	**1,200**	**1,194**	**0.5%**
Latin America (ex-Brazil)	**808**	**840**	**-3.7%**	**846**	**-4.4%**	**2,552**	**2,481**	**2.9%**
Commissions and Fees	**10,694**	**10,363**	**3.2%**	**10,410**	**2.7%**	**31,403**	**30,680**	**2.4%**
Result from Insurance Operations[1]	2,191	2,079	5.4%	1,841	19.0%	6,291	5,434	15.8%
Services and Insurance	**12,884**	**12,442**	**3.6%**	**12,250**	**5.2%**	**37,694**	**36,114**	**4.4%**

(1) Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Credit and Debit Cards

Revenue from card-issuing activities increased by 4.5% from the second quarter of 2023, mainly due to an increase in gains from interchange fees driven by the increase in the credit card transaction volume. The 7.4% increase from the nine-month period of 2022 was also due to higher gains from interchange fees, as a result of the increase in the credit card transaction volume, partially offset by higher expenses on reward programs.

Acquiring revenues increased by 2.8% compared to the second quarter of 2023, mainly due to the increase in the credit and debit card transaction volume. Acquiring revenues increased by 23.3% from the nine-month period of 2022, mainly driven by the increase in the credit and debit card transaction volume, in addition to higher gains from flex products.

Card Issuance Activities

R$ millions

Transaction Volume
3Q23

R$205.0 billion
▲ + 2.7% (vs. 2Q23)
▲ + 3.9% (vs. 3Q22)

credit
▲ + 3.2% (vs. 2Q23)
▲ + 5.3% (vs. 3Q22)

debit
▲ + 1.0% (vs. 2Q23)
▼ - 0.9% (vs. 3Q22)


41.2
34.1
197,270
42,929
154,341
3Q22
39.3
35.0
199,605
42,123
157,481
2Q23
38.5
35.3
205,037
42,525
162,512
3Q23
Debit Card Transaction Volume
Credit Card Transaction Volume
Credit card accounts - does not include additional cards (millions)
Debit card accounts - does not include additional cards (millions)

Note: Debit cards include account holders only.

Acquiring Activities

R$ millions

Transaction Volume
3Q23

R$219.0 billion
▲ + 5.3% (vs. 2Q23)
▲ + 19.1% (vs. 3Q22)

credit
▲ + 7.2% (vs. 2Q23)
▲ + 20.2% (vs. 3Q22)

debit
▲ + 1.6% (vs. 2Q23)
▲ + 17.0% (vs. 3Q22)


1,413
183,882
62,121
121,761
3Q22
1,508
208,010
71,546
136,464
2Q23
1,455
219,046
72,693
146,353
3Q23
Credit Card Transaction Volume
Debit Card Transaction Volume
Equipment Base (thousands)*

(*) There was a review and change in the amount of acquiring equipment base. We started to disregard Pop's terminals and to consider new technologies offered to our customers that were not being reported. The reduction in POS terminals in 3Q23 is related to the change in the inactivity policy, which is now applied after 60 days of non-use (previously 180 days).

Current Account Services

Revenue from current account services was down by 2.3% from the second quarter of 2023.

The 9.4% reduction in revenue from the nine-month period of 2022 was mainly due to lower revenue from packages for individuals and companies, as a result of the bank's strategy of waiving and reducing client fees.

Loan Operations and Financial Guarantees Provided

Revenue from loan operations and financial guarantees provided remained basically stable from the second quarter of 2023. The lower gains from vehicle financing were partially offset by higher revenues from financial guarantees provided.

The 3.9% decrease from the nine-month period of 2022 was mainly due to lower gains from property valuation, partially offset by the increase in financial guarantees provided.

Asset Management

- **Fund Management**

Fund management fees were up by 2.4% from the second quarter of 2023, mainly driven by the increase in balance and more business days, which were partially offset by the seasonal recognition of performance fees in the previous quarter.

The 8.0% reduction from the nine-month period of 2022 was mainly due to lower gains from performance fees.

Managed Portfolio and Investment Funds


R$ billions
+7.9%
+3.4%
1,575
1,568
1,574
1,644
1,699
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23

Note: Does not include Latin America (ex-Brazil).

- ***Consórcio* Administration Fees**

Consórcio administration fees were down by 1.8% from the previous quarter.

The 52.4% increase from the nine-month period of 2022 was mainly due to an increase in production.

Collection Services

Revenue from collection services decreased by 0.9% from the second quarter of 2023 was mainly due to the decrease in collection income (lower quantity of securities).

The 3.5% increase from the nine-month period of 2022 was mainly due to the higher volume of securities, in collection.

Advisory Services and Brokerage

Revenue from economic advisory and brokerage services increased by 22.8% from the previous quarter, mainly due to the higher volume in fixed income transactions and mergers and acquisitions.

The 4.2% decrease from the nine-month period of 2022 was mainly due to lower volumes in fixed income transactions and mergers and acquisitions.

Fixed Income: In 3Q23 in local fixed income, we kept the leading position in ANBIMA's origination ranking, totaling R$23.5 billion in originated volume (28.9% market share), and were ranked 2nd in ANBIMA'S distribution ranking, totaling R$10.2 billion in distributed volume (21.8% market share).

Equities: In 3Q23, we entered into 10 transactions, totaling R$3.8 billion in volume (18% market share), being ranked 1st in transactions and volume in Dealogic's ranking.

Mergers and Acquisitions: In 3Q23, we provided financial advisory services on 12 transactions in Brazil, totaling R$6.6 billion (15% market share), being ranked 1st in transactions in the Dealogic ranking.

Result from Insurance, Pension Plan and Premium Bonds

Highlights

- Result from insurance, pension plan and premium bonds increased by 5.4% in the quarter, due to increases in earned premiums and in commissions and fees.
- Compared to the first nine months of 2022, the 15.8% increase in the result from insurance, pension plan and premium bonds was due to the increase in earned premiums due to higher sales of insurance policy portfolios. We also recorded higher net revenue from premium bonds, commissions and fees, and earnings of affiliates.

Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
Earned Premiums	1,620	1,582	2.4%	1,486	9.0%	4,745	4,236	12.0%
Revenues from Pension Plan	(37)	(52)	-29.2%	8	-	(115)	(89)	28.9%
Revenues from Premium Bonds	163	163	-0.1%	146	12.1%	476	416	14.6%
Managerial Financial Margin	21	17	28.3%	(39)	-	79	79	-1.0%
Commissions and Fees	612	582	5.2%	544	12.4%	1,765	1,672	5.6%
Earnings of Affiliates	190	176	8.1%	111	70.7%	497	271	83.0%
Revenues from Insurance, Pension Plan and Premium Bonds	2,569	2,467	4.1%	2,256	13.9%	7,447	6,585	13.1%
Retained Claims	(372)	(383)	-2.9%	(412)	-9.8%	(1,140)	(1,138)	0.2%
Insurance Selling Expenses	(6)	(5)	18.2%	(3)	82.9%	(16)	(13)	21.7%
Result from Insurance, Pension Plan and Premium Bonds	2,191	2,079	5.4%	1,841	19.0%	6,291	5,434	15.8%
Recurring Managerial Result	928	924	0.4%	724	28.1%	2,770	2,213	25.1%

The increase in the result from insurance, pension plan and premium bonds in the quarter was driven by: (i) an increase in earned premiums, due to higher life, personal accident and credit life insurance portfolios; (ii) an increase in commissions and fees, driven by higher third-party insurance sales; and (iii) higher earnings of affiliates. Additionally, the insurance claims/earned premiums ratio was down for the fourth consecutive quarter.

The 15.8% increase in the result from insurance, pension plan and premium bonds from the first nine months of 2022 was driven by higher sales in insurance portfolios, mainly life, personal accident, credit life and mortgage insurance lines, as well as higher revenue from premium bonds. We also recorded an increase in commissions and fees due to higher third-party insurance sales and earnings of affiliates.

Earned Premiums Breakdown


R$ millions
1,486
6.7%
12.3%
4.0%
16.1%
14.7%
46.1%
3Q22
1,529
6.1%
12.6%
4.2%
16.6%
14.7%
45.8%
4Q22
1,543
6.8%
13.0%
4.2%
16.6%
14.6%
45.0%
1Q23
1,582
7.1%
13.1%
3.8%
16.7%
14.3%
45.0%
2Q23
1,620
7.5%
13.1%
3.5%
16.8%
14.1%
45.0%
3Q23
Life and Personal Accident
Protected Card
Credit Life
Familiar Protection
Mortgage
Other

Retained Claims Breakdown


R$ millions
27.7%
26.9%
25.0%
24.2%
23.0%
412
21.2%
4.0%
2.7%
11.4%
7.7%
53.0%
3Q22
412
26.7%
7.5%
2.3%
7.3%
46.4%
4Q22
385
21.2%
5.1%
4.1%
12.2%
8.3%
49.1%
1Q23
383
19.7%
7.3%
3.8%
10.6%
7.4%
51.1%
2Q23
372
19.7%
6.5%
5.6%
10.2%
7.0%
51.0%
3Q23
Life and Personal Accident
Credit Life
Mortgage
Insurance Claims/Earned Premiums
Protected Card
Familiar Protection
Other

Pro Forma Income Statement for the Insurance Segment (Core[1])

In R$ millions	3Q23	3Q22	Δ
Earned Premiums	1,560	1,429	9.2%
Retained Claims	(311)	(333)	-6.9%
Selling Expenses	(5)	(6)	-15.6%
Underwriting Margin	**1,245**	**1,090**	**14.2%**
Managerial Financial Margin	116	96	20.9%
Commissions and Fees	216	161	33.7%
Other Income and Expenses [2]	(883)	(758)	16.5%
Recurring Managerial Result	693	589	17.8%
Combined Ratio	50.9%	53.0%	-2.1 p.p.

[1] Does not include own healthy insurance, extended warranty and Porto and IRB results; [2] Includes the earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests.

The core insurance operations[1] consist of bancassurance products related to life, property, credit life and third-party insurance policies. The recurring managerial result rose by 17.8% on a year-on-year basis. Earned premiums increased by 9.2%, mainly due to higher sales of life, personal accidents, credit life and mortgage insurance policies. Retained claims decreased mainly in the life and credit life insurance portfolios. The managerial financial margin increased as a result of the higher volume of assets remunerated, and commissions and fees were up due to higher sales of third-party insurance policies. The bancassurance agenda continues to make headway, which has contributed to the development of a future portfolio and offers protection to clients.

Non-interest Expenses

Highlights

- Non-interest expenses increased by 3.3% from the previous quarter. Personnel expenses increased due to the effects of the negotiation of the collective wage agreement, including a 4.58% adjustment to salary and benefits beginning in September, and by higher profit sharing expenses.
- Compared to the first nine months of 2022, non-interest expenses were up by 6.9% in the period, mainly due to higher business and technology investments. Our efficiency ratio in the 12-month period was 40.2% on a consolidated basis and 38.1% in Brazil, both at the lowest level of the historical series.

In R$ millions	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
Personnel Expenses	(6,648)	(6,204)	7.2%	(5,809)	14.4%	(18,706)	(16,432)	13.8%
Compensation, Charges, Social Benefits, Terminations and Training	(4,746)	(4,563)	4.0%	(4,163)	14.0%	(13,752)	(12,002)	14.6%
Management and Employees' Profit Sharing (1)	(1,903)	(1,642)	15.9%	(1,646)	15.6%	(4,954)	(4,430)	11.8%
Administrative Expenses	(4,837)	(4,776)	1.3%	(4,507)	7.3%	(14,251)	(13,057)	9.1%
Third-Party and Financial System Services, Security and Transportation	(1,628)	(1,624)	0.2%	(1,657)	-1.8%	(4,874)	(4,832)	0.9%
Data Processing and Telecommunications	(1,078)	(1,050)	2.7%	(784)	37.6%	(3,109)	(2,216)	40.3%
Facilities and Materials	(686)	(689)	-0.5%	(652)	5.2%	(2,081)	(2,127)	-2.1%
Depreciation and Amortization	(903)	(931)	-3.0%	(754)	19.8%	(2,772)	(2,256)	22.8%
Advertising, Promotions and Publications	(375)	(340)	10.2%	(498)	-24.7%	(970)	(1,194)	-18.7%
Other	(167)	(142)	17.6%	(163)	2.5%	(445)	(432)	3.0%
Provision Expenses	(662)	(540)	22.6%	(744)	-11.0%	(1,724)	(1,822)	-5.4%
Provision for lawsuits civil, tax and social security obligations	(307)	(201)	52.6%	(256)	20.2%	(654)	(678)	-3.5%
Provision for labor claims	(355)	(339)	4.8%	(488)	-27.3%	(1,071)	(1,144)	-6.4%
Operating Expenses	(566)	(657)	-13.9%	(708)	-20.0%	(1,923)	(2,481)	-22.5%
Selling - Credit Cards	(392)	(412)	-4.9%	(484)	-19.0%	(1,236)	(1,652)	-25.2%
Claims and Other	(174)	(245)	-29.1%	(223)	-22.2%	(687)	(829)	-17.2%
Other Tax Expenses (2)	(56)	(82)	-31.6%	(83)	-32.6%	(209)	(291)	-28.2%
Total - Brazil	(12,769)	(12,259)	4.2%	(11,851)	7.7%	(36,814)	(34,083)	8.0%
Latin America (ex-Brazil) (3)	(1,973)	(2,013)	-2.0%	(2,088)	-5.5%	(5,989)	(5,969)	0.3%
Total	(14,742)	(14,272)	3.3%	(13,939)	5.8%	(42,803)	(40,052)	6.9%

(1) Includes variable compensation and stock option plans. (2) Does not include ISS, PIS and COFINS. (3) Does not consider overhead allocation.

Non-interest expenses were up in the quarter, driven by:
(i) higher personnel expenses, due to the effects of the negotiation of the collective wage agreement, including a 4.58% adjustment to salary and benefits beginning in September, and by higher profit sharing expenses; (ii) higher administrative expenses, mainly due to data processing and marketing campaigns; and (iii) higher expenses on provisions for lawsuits civil, tax and social security obligations. These effects were partially offset by lower operating expenses.

In the first nine months of 2023, non-interest expenses increased by 6.9% compared to the same period of the previous year. Personnel expenses increased as a result of the effects of collective wage agreement negotiations and an increase in profit sharing expenses. Administrative expenses were also higher due to higher expenses on data processing and telecommunications, and depreciation and amortization, as a result of technology projects implemented over recent years.

Number of Employees - in thousands


100.4
11.5
0.6
73.5
14.8
101.1
11.4
0.6
73.7
15.4
101.4
11.4
0.6
74.0
15.5
99.9
11.2
0.6
72.8
15.3
97.5
9.7
0.6
71.7
15.5
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
ZUP and IT team
Brazil (ex-Tech team)
Abroad (ex-Latin America)
Latin America

Note: Includes all the employees of companies controlled by the Company.

97.5 thousand
employees at the end of the 3Q23

▼ **- 2.4%** (Sep-23 vs. Jun-23)
▼ **- 2.9%** (Sep-23 vs. Sep-22)

Adjustments to our client service teams, in connection with the decrease in the number of brick-and-mortar branches, and the sale of Banco Itaú Argentina that had 1.5 thousand employees in June 2023, resulted in a 2.4% reduction in our workforce compared to the previous quarter.

Efficiency Ratio

Efficiency Ratio


41.1
41.4
39.8
39.6
40.0
38.9
39.1
37.8
37.7
37.9
41.6 39.4
41.2 39.1
40.7 38.6
40.5 38.4
40.2 38.1
3Q22
4Q22
1Q23
2Q23
3Q23
Trailing 12-month Efficiency Ratio (%)
Quarterly Efficiency Ratio (%)
Trailing 12-month Efficiency Ratio in Brazil (%)
Quarterly Efficiency Ratio in Brazil (%)

12-month period: a decrease of 140 basis points year-on-year. Non-interest expenses were up by 7.4%, whereas our revenue increased by 11.1%.

Non-interest expenses in Brazil


3Q22
4Q22
1Q23
2Q23
3Q23
8.7%
9.8%
9.0%
7.4%
7.7%
1.4%
3.8%
4.1%
4.7%
2.4%
Non-interest expenses growth year over year
Non-interest expenses growth compared to the same period of the previous year (deflated by IPCA)

Non-interest expenses in Brazil were up by 7.7% year-on-year. In the same period, adjusting for inflation of 5.2% (IPCA), non-interest expenses recorded a real increase of only 2.4% in the third quarter of 2023.

Change in non-interest expenses, highlighting investments

9M23 vs. 9M22


In R$ billions
Investments
Core: (0.4)
(40.1)
6.0
(34.1)
(2.4)
(36.5)
1.0
(1.3)
(36.8)
(6.0)
(42.8)
9M22
Latin America
Brazil 9M22
business and technology
Brazil with investments
efficiency program
transactional and other
Brazil 9M23
Latin America
9M23

Distribution Network

Points of Service | Brazil and Abroad

The number of available ATMs in our own network in Brazil decreased by 9.2% on a year-on-year basis, due to the closure of brick and mortar branches. In Latin America, this reduction was driven by the sale of Banco Itaú Argentina, which had 145 points of service.


43,891
43,790
43,184
42,400
41,746
24,110
24,374
24,230
24,172
24,098
991
993
802
778
624
654
628
635
620
549
18,136
17,795
17,517
16,830
16,475
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Brazil
ESBs
Latin America
Banco24Horas

Note: (i) Includes Banco Itaú Argentina until Jun-23 and banks in Chile, Colombia, Paraguay and Uruguay. (ii) Includes ESBs (Electronic Service Branches) and points of service at third parties' establishments. (iii) Does not include points of sale.

Branches and Client Service Branches | Brazil and Abroad

The optimization of our branch network is carried out based on our clients' behavior and needs, taking into consideration at all times the availability of physical points of service and digital channels, according to demand and in conformity with our phygital strategy. We carry out a thorough assessment of the performance of our branches, checking out circulation of clients and creation of new business, as well as the ability to retain and keep our active clients satisfied and working closely with the bank. Therefore, we recorded an annual reduction of 6.5% in brick-and-mortar branches in Brazil. In Latin America, this reduction was driven by the sale of Banco Itaú Argentina, which had 68 branches.


3,816
3,808
3,740
3,635
3,509
2,788
2,786
2,731
2,639
2,608
658
657
651
637
629
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Branches + CSBs (Latin America ex-Brazil)
CSBs - Brazil
Brick and Mortar Branches - Brazil

(i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú Argentina until Jun-23, Banco Itaú BBA and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Geographical Distribution of Service Network(*)

Number of Branches and Client Service Branches

North	Northeast	Midwest	Southeast	South
96	272	245	2,091	521

(*) In September 2023. Does not include branches and CSBs in Latin America and Itaú BBA.

Balance Sheet

Highlights

- Total assets were up by 3.6% in the quarter, mainly driven by the increases of R$44.6 billion in interbank investments, R$17.9 billion in securities, and R$13.1 billion in interbank and interbranch accounts, mainly due to higher compulsory deposits and payment transactions . In the 12-month period, securities increased by R$187.3 billion, interbank and interbranch accounts increased by R$37.4 billion, and loan operations increased by R$15.1 billion, as a result of growths in personal loan, mortgage loan and vehicle loan portfolios.
- In liabilities, deposits received under securities repurchase agreements increased by R$43.5 billion; the increase of R$18.9 billion in other liabilities was driven by the growth in foreign exchange portfolio; deposits increased by R$9.0 billion; the decrease in minority interests was partially due to the public share offering of Itaú Chile, added to the impact of the depreciation of the Chilean peso. In the 12-month period, deposits, deposits received under securities repurchase agreements, and funds from acceptance and issue of securities increased by R$88.3 billion, R$63.0 billion, and R$60.4 billion, respectively. The 10.7% increase in equity was mainly driven by the higher result for the period, net of dividends and IOC.

Assets (In R$ millions, end of period)	3Q23	2Q23	Δ	3Q22	Δ
Current and Long-term Assets	**2,640,829**	**2,548,077**	**3.6%**	**2,386,710**	**10.6%**
Cash	33,672	30,636	9.9%	35,402	-4.9%
Interbank Investments	312,271	267,688	16.7%	316,179	-1.2%
Securities	877,393	859,528	2.1%	690,044	27.2%
Derivative Financial Instruments	68,730	72,773	-5.6%	77,785	-11.6%
Interbank and Interbranch Accounts	224,462	211,387	6.2%	187,034	20.0%
Loan, Lease and Other Loan Operations	847,617	843,565	0.5%	832,534	1.8%
Other Assets	276,684	262,500	5.4%	247,732	11.7%
Permanent Assets	**38,067**	**37,691**	**1.0%**	**36,268**	**5.0%**
Total Assets	2,678,896	2,585,768	3.6%	2,422,978	10.6%

Liabilities (In R$ millions, end of period)	3Q23	2Q23	Δ	3Q22	Δ
Current and Long-Term Liabilities	**2,496,604**	**2,407,344**	**3.7%**	**2,257,391**	**10.6%**
Deposits	932,284	923,281	1.0%	843,974	10.5%
Deposits Received under Securities Repurchase Agreements	387,007	343,474	12.7%	323,994	19.4%
Funds from Acceptances and the Issue of Securities	294,397	289,836	1.6%	233,977	25.8%
Interbank and Interbranch Accounts	99,380	96,980	2.5%	96,627	2.8%
Borrowing and Onlending	108,590	102,436	6.0%	125,158	-13.2%
Derivative Financial Instruments	64,087	68,027	-5.8%	73,054	-12.3%
Provisions	17,244	17,098	0.9%	16,586	4.0%
Allowance for Financial Guarantees Provided and Loan Commitments	3,636	3,716	-2.2%	5,697	-36.2%
Technical Provisions for Insurance	262,566	253,994	3.4%	231,740	13.3%
Other Liabilities	327,413	308,502	6.1%	306,584	6.8%
Non-controlling Interests	**8,250**	**9,225**	**-10.6%**	**8,412**	**-1.9%**
Stockholders' Equity	**174,042**	**169,199**	**2.9%**	**157,175**	**10.7%**
Total Liabilities and Equity	2,678,896	2,585,768	3.6%	2,422,978	10.6%

Credit Portfolio

Highlights

- The individual loan portfolio was up by 0.8% in the quarter and 6.2% in the 12-month period, mainly driven by increases of: (i) 4.3% in personal loans; (ii) 1.3% in mortgage loans, and (iii) 1.0% in vehicle loans. In the 12-month period, the highlights were the increases of (i) 18.2% in personal loans, (ii) 12.1% in mortgage loans, a market in which we have made headway in our clients' journey over this period, and (iii) 3.1% in vehicle loans.
- The companies loan portfolio was up by 2.4% in the quarter and was down by 0.2% in the 12-month period. Significant changes on a year-on-year basis were recorded in (i) mortgage loans; (ii) BNDES and onlending; and (iii) rural loans.
- The portfolio in Argentina has been deconsolidated beginning in August 2023.

Credit Portfolio by Product

In R$ billion, end of period	3Q23	2Q23	Δ	3Q22	Δ
Individuals - Brazil (1)	**408.5**	**405.2**	**0.8%**	**384.6**	**6.2%**
Credit Card Loans	127.7	128.4	-0.5%	128.8	-0.8%
Personal Loans	60.3	57.8	4.3%	51.0	18.2%
Payroll Loans (2)	73.8	74.9	-1.4%	72.2	2.3%
Vehicle Loans	32.8	32.4	1.0%	31.8	3.1%
Mortgage Loans	112.9	111.5	1.3%	100.7	12.1%
Rural Loans	0.9	0.2	448.2%	0.1	576.6%
Companies - Brazil (1)	**300.5**	**293.6**	**2.4%**	**301.0**	**-0.2%**
Working Capital (3)	169.3	170.1	-0.5%	174.0	-2.7%
BNDES/Onlending	12.1	10.9	10.9%	8.6	40.1%
Export/Import Financing	71.0	69.6	2.0%	78.6	-9.7%
Vehicle Loans	19.5	19.2	1.8%	19.2	1.9%
Mortgage Loans	10.2	9.1	12.1%	7.1	43.8%
Rural Loans	18.4	14.7	25.5%	13.5	36.1%
Latin America (4)	**192.1**	**198.4**	**-3.2%**	**194.7**	**-1.3%**
Total without Financial Guarantees Provided	901.2	897.2	0.4%	880.3	2.4%
Financial Guarantees Provided	94.9	93.9	1.1%	89.3	6.3%
Total with Financial Guarantees Provided	996.1	991.1	0.5%	969.6	2.7%
Corporate Securities (5)	167.1	160.5	4.1%	141.5	18.1%
Total Risk	1,163.2	1,151.6	1.0%	1,111.0	4.7%

(1) Includes units abroad excluding Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdrafts, Receivables, Hot Money, Leasing, and others. (4) Includes Argentina until 2Q23, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds.

Credit Concentration

Largest debtors, as of September 30, 2023

Only 11.7% of the credit risk is concentrated in the 100 largest debtors.

In R$ billions	Risk*	Risk / Total credits	Risk / Total assets
Largest debtor	5.9	0.6%	0.2%
10 Largest debtors	34.1	3.4%	1.3%
20 Largest debtors	52.1	5.2%	1.9%
50 Largest debtors	83.6	8.4%	3.1%
100 Largest debtors	116.2	11.7%	4.3%

(*) Including Financial Guarantees Provided.

Credit Portfolio without Financial Guarantees Provided by Vintage


In R$ billions
q = <-5
q - 4
q - 3
q - 2
q - 1
Actual quarter (q)
880
897
901
34.0%
37.7%
6.1%
5.4%
5.0%
6.3%
6.5%
7.0%
10.9%
9.4%
3Q22
2Q23
3Q23

Corporate Credit Portfolio with Financial Guarantees by Business Sector

	In R$ billions, end of period	3Q23	2Q23
▼ -1.3%	**Public Sector**	**6.0**	**6.0**
▲ 1.1%	**Private Sector**	**495.3**	**489.8**
▲ 4.3%	Real Estate	42.2	40.5
▲ 3.1%	Transportation	33.3	32.3
▲ 7.1%	Energy and water treatment	26.6	24.9
▼ -1.7%	Agribusiness and fertilizers	24.9	25.3
▲ 0.4%	Food and beverages	24.6	24.5
▲ 5.4%	Vehicles and auto parts	24.3	23.1
▼ -5.4%	Banks and financial institutions	22.8	24.2
▼ -6.8%	Petrochemicals and chemicals	13.5	14.5
▲ 3.0%	Pharmaceuticals and cosmetics	13.5	13.1
▲ 2.4%	Steel and metallurgy	13.3	13.0
▲ 2.1%	Telecommunications	12.1	11.8
▼ -0.2%	Infrastructure work	11.6	11.6
▲ 5.8%	Oil and gas	11.3	10.7
▼ -0.3%	Electronics and IT	11.0	11.0
▲ 6.8%	Capital assets	9.7	9.1
▲ 6.0%	Mining	9.5	9.0
▲ 0.6%	Entertainment and tourism	8.6	8.6
▲ 1.5%	Construction materials	8.6	8.5
▲ 2.0%	Wood & Furniture	6.9	6.7
▼ -0.6%	Services - Other	48.9	49.1
▲ 0.4%	Commerce - Other	36.6	36.5
▼ -4.4%	Industry - Other	11.0	11.5
▲ 0.1%	Other	70.5	70.4
▲ 1.1%	**Total**	**501.3**	**495.8**

Credit Portfolio[1] (Individuals and Companies) - Brazil

Loan Portfolio Mix - Individuals

	Credit cards	Payroll loans	Mortgage	Personal	Vehicles
Sep-23	31.3%	18.1%	27.7%	14.8%	8.0%
Sep-22	33.5%	18.8%	26.2%	13.3%	8.3%

Loan Portfolio Mix - Companies

	Corporate	Very small, small and middle market
Sep-23	45.1%	54.9%
Sep-22	46.9%	53.1%

Payroll loans

R$73.8 bn as of September 30, 2023

▼ - 1.4% (vs. Jun-23) ▲ + 2.3% (vs. Sep-22)

Compared to the end of June 2023, payroll loans for INSS beneficiaries decreased by 2.9% due to lower production over 2023 as a result of lower product profitability. Payroll loans for the public sector increased by 2.0%, mainly driven by the granting of loans to civil servants of the Minas Gerais state.

Portfolio by origination (%)
3rd Quarter of 2023


42%
58%
Branches
Itaú Consignado S.A.

Portfolio by sector (R$ billions)
3rd Quarter of 2023


INSS
Private sector
Public sector
10.7
10.7
52.5

Mortgage loans[2]

R$123.2 bn as of September 30, 2023

▲ + 2.1% (vs. Jun-23) ▲ + 14.2% (vs. Sep-22)

91.7% of the mortgage portfolio is individuals

99.8% guaranteed by fiduciary alienation

Originations
3rd Quarter of 2023

R$7.2 bn

▼ - 33.1% (vs. 3Q22)

67.1% of total mortgage credit is originated by borrowers

Loan-to-value (individuals)

Ratio of the amount of the financing to the total value of real-estate property.

Vintage (quarterly average): 57.8% | Portfolio: 42.3%

Corporate loans

R$136.0 bn as of September 30, 2023

▲ + 2.4% (vs. Jun-23) ▼ - 3.7% (vs. Sep-22)

In the third quarter of 2023, credit origination[3] for corporate loans increased by 9.9% compared to the previous quarter, and increased by 21.3% on a year-on-year basis, with both increases mainly due to the higher demand for loans in the agribusiness segment.

Credit cards

R$127.7 bn as of September 30, 2023

▼ - 0.5% (vs. Jun-23) ▼ - 0.8% (vs. Sep-22)


11.0%
9.1%
79.9%
10.9%
7.6%
81.4%
10.4%
6.8%
82.9%
Sep-22
Jun-23
Sep-23
Revolving credit + overdue loans¹
Installments with interest
Transactors²

(1) Includes NPL more than one day overdue;
(2) Includes installments without interest.

Vehicle loans (individuals)

R$32.8 bn as of September 30, 2023

▲ + 1.0% (vs. Jun-23) ▲ + 3.1% (vs. Sep-22)

Originations
3rd Quarter of 2023

R$4.7 bn

▲ + 19.1% (vs. 3Q22)

Average Term	% Average Down Payment	Average Ticket
44 months	45%	R$46.6 thousand

Loan-to-value

Vintage (quarterly average): 53.4% | Portfolio: 57.6%

Very small, small and middle market

R$165.5 bn as of September 30, 2023

▲ + 2.8% (vs. Jun-23) ▲ + 3.5% (vs. Sep-22)

In the third quarter of 2023, credit origination[3] for very small, small and middle-market companies increased by 4.1% compared to the previous quarter, and increased 6.3% on a year-on-year basis, with both increases concentrated in middle-market companies.

(1) Without financial guarantees provided. (2) Includes Individuals and Companies. (3) Average origination per working day in the quarter.

Note: For further information on products, please see our Institutional Presentation, which is available on our Investor Relations website.

Funding

Highlights

- Funding from clients increased by 1.5% in the quarter. In the last 12 months, growth was 14.3%, driven by: (i) funds from bills, up 37.3%, mainly real estate bills; and (ii) time deposits, up 21.3% driven by the commercial strategy for this product in the retail business segment and the higher demand for fixed-income products. Demand deposits decreased mainly in our foreign units, due to the depreciation of the U.S. dollar and other currencies.
- Assets under management and administration grew by 2.2% in the quarter. In the last 12 months, funding increased by 8.9%, as a result of increases of 10.3% in our own products, mainly driven by growth in time deposits and funds from bills, and of 8.3% in the open platform, mainly driven by growth in social security products and Bank Deposit Certificates (CDB).

In R$ millions, end of period	3Q23	2Q23	Δ	3Q22	Δ
Funding from Clients (A)	1,148,138	1,131,648	1.5%	1,004,829	14.3%
Demand Deposits	103,556	114,061	-9.2%	127,514	-18.8%
Savings Deposits	174,006	174,464	-0.3%	181,826	-4.3%
Time Deposits	639,495	620,222	3.1%	527,228	21.3%
Own Debentures (Linked to Repurchase Agreements)	7	7	0.0%	10	-30.0%
Funds from Bills[1] and Structured Operations Certificates	231,074	222,894	3.7%	168,252	37.3%
Other Funding (B)	179,378	177,275	1.2%	211,358	-15.1%
Onlending	13,302	12,101	9.9%	10,893	22.1%
Borrowing	95,288	90,335	5.5%	114,266	-16.6%
Securities Obligations Abroad	63,323	66,942	-5.4%	65,725	-3.7%
Other[2]	7,465	7,897	-5.5%	20,475	-63.5%
Portfolio Managed and Investment Funds (C)	1,734,824	1,681,772	3.2%	1,610,267	7.7%
Total (A) +(B) + (C)	3,062,340	2,990,695	2.4%	2,826,454	8.3%

Own Products	2,093,711	2,047,687	2.2%	1,897,361	10.3%
Open Platform	346,424	325,903	6.3%	319,773	8.3%
Assets under Management	2,440,135	2,373,590	2.8%	2,217,135	10.1%
Fiduciary Management and Custody[3]	477,644	480,019	-0.5%	461,203	3.6%
Assets under Management and Administration	2,917,778	2,853,609	2.2%	2,678,338	8.9%

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt not included in the Tier II Reference Equity. (3) Balance related to institutional and corporate clients.

Loans and funding

The ratio of the loan portfolio to funding net of compulsory deposits and cash and cash equivalents, reached 78.5% in the third quarter of 2023.



83.6%
82.4%
79.9%
78.6%
78.5%
72.4%
72.4%
70.2%
68.5%
67.9%
In R$ Billions
1,216
1,053
880
1,251
1,100
906
1,301
1,142
913
1,309
1,141
897
1,328
1,148
901
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23
Portfolio / Funding from clients and other funding
Portfolio / Funding from clients and other funding net of reserves and cash
Loan portfolio
Funding from clients and other funding
Loan portfolio
Funding from clients and other funding net of reserve required by BACEN and Cash

Capital, Liquidity and Market Ratios

Itaú Unibanco assesses the risk adequacy of its capital, represented by the regulatory capital for credit, market and operational risks, as well as the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil to implement the Basel III capital requirements in Brazil.

Tier I Capital Ratio

On September 30, 2023, our Tier I Capital ratio reached 14.6%, consisting of 13.1% Common Equity Tier I and of 1.5% Additional Tier I.



13.6%
1.4%
12.2%
0.4%
-0.3%
-0.1%
1.0%
14.6%
1.5%
13.1%
Tier I Jun-23
Net Income in the quarter, dividends and Interest on Own Capital
Risk-Weighted Assets¹
Corporate Events
Basel III and Evolution of Internal Models
Tier I Sep-23
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation for the period.

Capital Ratios

Main changes in the quarter:

Referential Equity: an increase of 2.5% driven by the net income for the period.

RWA: a decrease of R$59,991 million. The lower volume of credit risk-weighted assets was mainly due to the entering into force of BACEN Resolution No. 229 and the evolution of internal models.

BIS ratio: an increase of 1.2 p.p. in relation to June 2023, driven by the net income for the period and a decrease in risk-weighted assets, driven by the entering into force of BACEN Resolution No. 229 and the evolution of internal models. In September 2023, our BIS ratio was 4.8 p.p. above the minimum required with capital buffers (11.5%).

In R$ million, end of period	3Q23	2Q23[1]
Common Equity Tier I	159,227	155,372
Tier I (Common Equity + Additional Capital)	177,795	173,670
Referential Equity (Tier I and Tier II)	197,653	192,828
Total Risk-weighted Assets (RWA)	1,214,849	1,274,840
Credit Risk-weighted Assets	1,065,166	1,140,527
Operational Risk-weighted Assets	103,094	101,302
Market Risk-weighted Assets	46,589	33,011
Common Equity Tier I Ratio	13.1%	12.2%
Tier I Capital Ratio	14.6%	13.6%
BIS Ratio (Referential Equity / Total Risk-weighted Assets)	16.3%	15.1%

(1) For comparative purposes, the allocation of the value of the historical RWAcva portion was adapted according to BACEN Regulatory Instruction No. 385/23.

Note: The ratios were calculated based on the Prudential information, which includes financial institutions, *consórcio* managers, payment institutions, companies that acquire operations or which directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits.

Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines.

Liquidity Coverage Ratio (LCR)

The average LCR in the quarter was 187.8%, above the 100% limit, which means that we have sufficient resources consistently available to cover losses in stress scenarios.

In R$ millions	Sep-23	Jun-23
HQLA	368,698	355,222
Potential Cash Outflows	196,347	197,692
LCR (%)	187.8%	179.7%

Net Stable Funding Ratio (NSFR)

The NSFR was 127.3% at the end of the quarter, above the 100% limit, which means that we have stable resources available to support the stable resources required in the long term.

In R$ millions	Sep-23	Jun-23
Available Stable Funding	1,223,998	1,216,666
Required Stable Funding	961,883	951,168
NSFR (%)	127.3%	127.9%

For 2023, the minimum liquidity ratio indicator required by the Brazilian Central Bank is 100%.

Value at Risk - *VaR*[1]

This is one of the main market risk indicators, and a statistical metric that quantifies the potential economic losses which are expected in normal market conditions.

In R$ million, end of period	3Q23	2Q23
VaR by Risk Factor		
Interest Rates	1,345	1,118
Currency	31	12
Shares on the Stock Exchange	30	26
Commodities	8	16
Diversification Effects	(510)	(277)
Total VaR	904	895
Maximum VaR in the quarter	954	1,039
Average VaR in the quarter	868	918
Minimum VaR in the quarter	753	771

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

Note: Further information on risk and capital management is available on our Investor Relations website at www.itau.com.br/investor-relations, in the section Results and Reports - Regulatory Reports - Pillar 3.

Results by **Business Segment**

The Pro Forma financial statements of the Retail Business, Wholesale Business and Activities with the Market and Corporation segments presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units.

Retail Business

Retail business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plans and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) very small and small companies.

Highlights

- The recurring managerial result was basically stable compared to the second quarter of 2023, mainly driven by (i) an increase in commissions and fees as a result of higher gains from card activities, both issuer and acquirer; (ii) the lower cost of credit, driven by the decrease in provision for loan losses; and (iii) an increase in revenue from insurance operations driven by higher earned premiums. These effects were partially offset by higher non-interest expenses.
- The recurring managerial result was up by 16.7% on a year-on-year basis, mainly driven by the increase in financial margin with clients, as a result of higher average credit volume, in addition to an increase in commissions and fees as a result of higher gains from card activities (both issuer and acquirer), and an increase in revenue from insurance operations driven by higher earned premiums.

In R$ millions	3Q23	2Q23	Δ	3Q22	Δ
Operating Revenues	**24,145**	**24,030**	**0.5%**	**23,320**	**3.5%**
Managerial Financial Margin	14,826	14,910	-0.6%	14,339	3.4%
Commissions and Fees	6,895	6,787	1.6%	6,778	1.7%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	2,424	2,333	3.9%	2,203	10.0%
Cost of Credit	(8,088)	**(8,281)**	**-2.3%**	**(7,942)**	**1.8%**
Retained Claims	(365)	**(379)**	**-3.7%**	**(410)**	**-11.1%**
Other Operating Expenses	(11,470)	**(11,193)**	**2.5%**	**(11,063)**	**3.7%**
Income before Tax and Minority Interests	4,222	4,177	1.1%	3,905	8.1%
Income Tax and Social Contribution	(1,006)	**(990)**	**1.7%**	**(1,184)**	**-15.0%**
Minority Interests in Subsidiaries	(18)	**5**	**-**	**18**	**-**
Recurring Managerial Result	3,198	3,192	0.2%	2,739	16.7%
Recurring Return on Average Allocated Capital	18.8%	17.6%	1.2 p.p.	16.4%	2.4 p.p.
Efficiency Ratio (ER)	44.7%	43.4%	1.3 p.p.	44.5%	0.2 p.p.

Loan Portfolio (R$ billion)


+ 0.7%
+ 6.2%
463.7
481.9
485.2
489.3
492.7
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23

Digital Transformation in Retail Business

Online account opening flow


882
864
764
3Q21
3Q22
3Q23

Share of Transactions

through digital channels*



	3Q23	3Q22
Credit	31%	31%
Investments	49%	47%
Payments	85%	87%

* Note: Share of digital channels in the total volume (R$) of individuals transactions in the Retail Business segment.

Results by **Business Segment**

Wholesale Business

The Wholesale Business comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) Itaú Asset Management, a specialized asset manager; and iv) the products and services offered to high-net-worth clients (Private Banking), middle market companies and institutional clients.

Highlights

- The recurring managerial result was up by 3.2% compared to the second quarter of 2023. This increase was mainly driven by the higher financial margin with clients, as a result of the increase in average credit volume and higher liabilities' margin, as well as the increase in commissions and fees as a result of higher gains from asset management and higher volumes of investment banking operations.
- The 6.2% increase in the recurring managerial result on a year-on-year basis was mainly driven by the higher financial margin with clients, as a result of higher liabilities' margin and higher gains from structured operations, in addition to the increase in commissions and fees as a result of higher volumes of investment banking operations. On the other hand, the cost of credit increased due to the higher provision for loan losses, as a result of the normalization of the provision flow.

In R$ millions	3Q23	2Q23	Δ	3Q22	Δ
Operating Revenues	**13,967**	**13,507**	**3.4%**	**12,737**	**9.7%**
Managerial Financial Margin	10,169	9,917	2.5%	9,110	11.6%
Commissions and Fees	3,719	3,500	6.2%	3,593	3.5%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	78	89	-12.1%	34	128.7%
Cost of Credit	(1,175)	**(1,161)**	**1.2%**	**(49)**	**-**
Retained Claims	(7)	**(4)**	**80.5%**	**(2)**	**295.3%**
Other Operating Expenses	(5,094)	**(5,096)**	**0.0%**	**(5,027)**	**1.3%**
Income before Tax and Minority Interests	7,691	7,246	6.1%	7,659	0.4%
Income Tax and Social Contribution	(2,470)	**(2,144)**	**15.2%**	**(2,704)**	**-8.7%**
Minority Interests in Subsidiaries	(134)	**(173)**	**-22.6%**	**(163)**	**-17.9%**
Recurring Managerial Result	5,088	4,930	3.2%	4,793	6.2%
Recurring Managerial Return on Average Allocated Capital	28.4%	28.2%	0.2 p.p.	32.3%	-3.9 p.p.
Efficiency Ratio (ER)	33.4%	34.4%	-1.0 p.p.	36.3%	-2.9 p.p.

Loan Portfolio (R$ billion)


- 1.9%
+ 0.1%
416.5
424.3
427.5
407.9
408.4
Sep-22
Dec-22
Mar-23
Jun-23
Sep-23

Activities with the Market + Corporation

Includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to any segment.

In R$ millions	3Q23	2Q23	Δ	3Q22	Δ
Operating Revenues	**1,425**	**1,290**	**10.5%**	**510**	**179.4%**
Managerial Financial Margin	1,279	1,170	9.3%	453	182.5%
Commissions and Fees	80	75	6.5%	39	106.2%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	66	45	46.1%	19	256.0%
Other Operating Expenses	(475)	**(410)**	**15.9%**	**(50)**	**856.7%**
Income before Tax and Minority Interests	950	881	7.9%	460	106.4%
Income Tax and Social Contribution	(203)	**(255)**	**-20.3%**	**144**	**-**
Minority Interests in Subsidiaries	8	**(6)**	**-**	**(57)**	**-**
Recurring Managerial Result	755	620	21.8%	547	37.9%
Recurring Return on Average Allocated Capital	9.4%	10.0%	-0.6 p.p.	7.9%	1.5 p.p.
Efficiency Ratio (ER)	27.5%	25.3%	2.2 p.p.	13.2%	14.3 p.p.

Results by Region (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which includes units abroad, excluding Latin America, and our operations in Latin America (excluding Brazil). Our operations in Brazil[1] represent 93.5% of the recurring managerial result for the quarter. In our operations in Latin America, we achieved a ROE of 12.9%. On August 23, 2023, a binding stock purchase agreement was entered into, under which all shares held in Banco Itaú Argentina S.A. will be sold. Accordingly, the result in Argentina is now deconsolidated.

Brazil[1] (In R$ million, end of period)	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
Operating Revenues	36,058	34,903	3.3%	32,717	10.2%	104,458	93,618	11.6%
Managerial Financial Margin	23,622	22,930	3.0%	20,910	13.0%	68,210	58,866	15.9%
Financial margin with clients	22,800	21,825	4.5%	20,636	10.5%	65,492	57,823	13.3%
Financial margin with the Market	821	1,104	-25.6%	274	200.2%	2,718	1,042	160.7%
Commissions and Fees	9,885	9,523	3.8%	9,564	3.4%	28,850	28,199	2.3%
Revenues from Insurance[2]	2,551	2,450	4.1%	2,243	13.7%	7,397	6,552	12.9%
Cost of Credit	(8,590)	(8,786)	-2.2%	(7,399)	16.1%	(25,714)	(21,137)	21.7%
Provision for Loan Losses	(8,449)	(8,852)	-4.6%	(7,596)	11.2%	(25,506)	(21,483)	18.7%
Impairment	(100)	(5)	1760.9%	158	-	(133)	333	-
Discounts Granted	(1,005)	(781)	28.7%	(839)	19.8%	(2,611)	(1,982)	31.7%
Recovery of Loan Loans Written Off as Losses	964	852	13.0%	878	9.7%	2,536	1,995	27.1%
Retained Claims	(370)	(381)	-3.0%	(411)	-10.2%	(1,135)	(1,136)	-0.1%
Other Operating Expenses	(14,897)	(14,460)	3.0%	(13,856)	7.5%	(43,286)	(39,883)	8.5%
Non-interest expenses	(12,668)	(12,164)	4.1%	(11,744)	7.9%	(36,512)	(33,690)	8.4%
Tax Expenses and Other[3]	(2,229)	(2,297)	-2.9%	(2,112)	5.5%	(6,774)	(6,194)	9.4%
Income before Tax and Minority Interests	12,201	11,276	8.2%	11,051	10.4%	34,323	31,461	9.1%
Income Tax and Social Contribution	(3,713)	(3,285)	13.1%	(3,618)	2.6%	(10,154)	(10,212)	-0.6%
Minority Interests in Subsidiaries	(40)	(18)	117.1%	2	-	(99)	(58)	71.5%
Recurring Managerial Result	8,448	7,973	6.0%	7,435	13.6%	24,070	21,192	13.6%
Share	93.5%	91.2%	2.3 p.p.	92.0%	1.5 p.p.	91.8%	91.7%	0.1 p.p.
Return on Average Equity - Annualized[4]	22.0%	21.5%	0.5 p.p.	21.6%	0.4 p.p.	21.5%	21.3%	0.2 p.p.

Latin America (In R$ million, end of period)	3Q23	2Q23	Δ	3Q22	Δ	9M23	9M22	Δ
Operating Revenues	3,479	3,924	-11.3%	3,850	-9.6%	11,356	11,233	1.1%
Managerial Financial Margin	2,653	3,068	-13.5%	2,991	-11.3%	8,754	8,720	0.4%
Financial margin with clients	2,759	3,102	-11.1%	2,749	0.4%	9,042	7,590	19.1%
Financial margin with the Market	(106)	(35)	207.2%	242	-	(288)	1,131	-
Commissions and Fees	808	840	-3.7%	846	-4.4%	2,552	2,481	2.9%
Revenues from Insurance[2]	18	17	6.7%	13	40.6%	50	33	51.9%
Cost of Credit	(673)	(655)	2.7%	(593)	13.5%	(2,078)	(1,357)	53.1%
Provision for Loan Losses	(763)	(757)	0.7%	(679)	12.3%	(2,324)	(1,604)	44.9%
Discounts Granted	(30)	(39)	-23.4%	(28)	7.8%	(111)	(80)	38.7%
Recovery of Loan Loans Written Off as Losses	119	141	-15.1%	114	4.8%	358	327	9.3%
Retained Claims	(2)	(2)	26.6%	(1)	213.8%	(5)	(2)	207.7%
Other Operating Expenses	(2,142)	(2,239)	-4.3%	(2,283)	-6.2%	(6,617)	(6,610)	0.1%
Non-interest expenses	(2,074)	(2,109)	-1.7%	(2,195)	-5.5%	(6,291)	(6,362)	-1.1%
Tax Expenses and Other[3]	(68)	(130)	-47.5%	(88)	-22.1%	(326)	(248)	31.2%
Income before Tax and Minority Interests	662	1,028	-35.6%	974	-32.0%	2,656	3,264	-18.6%
Income Tax and Social Contribution	34	(104)	-132.7%	(127)	-126.8%	(83)	(521)	-84.1%
Minority Interests in Subsidiaries	(104)	(155)	-33.0%	(204)	-48.9%	(427)	(817)	-47.8%
Recurring Managerial Result	592	769	-23.0%	643	-8.0%	2,147	1,926	11.5%
Share	6.5%	8.8%	-2.3 p.p.	8.0%	-1.5 p.p.	8.2%	8.3%	-0.1 p.p.
Return on Average Equity - Annualized[4]	12.9%	16.4%	-3.5 p.p.	16.2%	-3.3 p.p.	15.7%	15.3%	0.4 p.p.

Main foreign exchange variations compared to the Brazilian Real (BRL)

BRL vs. U.S. Dollar
+ 3.9% (Sep-23 vs. Jun-23)
- 7.4% (Sep-23 vs. Sep-22)


R$ 5.407
R$ 4.819
R$ 5.008
Sep-22
Jun-23
Sep-23

Colombian Peso vs. BRL
- 6.2% (Sep-23 vs. Jun-23)
- 4.9% (Sep-23 vs. Sep-22)


851.06
863.56
809.72
Sep-22
Jun-23
Sep-23

Uruguayan Peso vs. BRL
- 1.4% (Sep-23 vs. Jun-23)
- 0.2% (Sep-23 vs. Sep-22)


7.69
7.79
7.68
Sep-22
Jun-23
Sep-23

Argentine Peso vs. BRL
+ 31.2% (Sep-23 vs. Jun-23)
+ 156.5% (Sep-23 vs. Sep-22)


27.25
53.25
69.88
Sep-22
Jun-23
Sep-23

Chilean Peso vs. BRL
+ 6.9% (Sep-23 vs. Jun-23)
- 0.4% (Sep-23 vs. Sep-22)


178.51
166.28
177.78
Sep-22
Jun-23
Sep-23

Paraguayan Guarani vs. BRL
- 3.4% (Sep-23 vs. Jun-23)
+ 11.2% (Sep-23 vs. Sep-22)


1,310
1,506
1,456
Sep-22
Jun-23
Sep-23

(1) Includes units abroad ex-Latin America. (2) The result from Insurance includes Revenue from Insurance, Pension Plans and Premium Bond Operations before Retained Claims and Selling Expenses. (3) Includes Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. (4) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. The bases for the calculation of returns were adjusted by the amounts of dividends proposed after the balance sheet closing date and not yet approved at Shareholders' or Board Meetings. Note: Information for Latin America is presented in the nominal currencies.

Global Footprint

We present the countries, activities* and the total number of Itaú Unibanco employees.

Itaú

Our business abroad focuses on the following activities:

1. Corporate & Investment Banking
2. Asset Management
3. Private Banking
4. Retail



France
England
Luxembourg
Spain
Switzerland
Portugal
USA
Mexico
Cayman
Bahamas
Panama
Colombia
Brazil
Peru
Paraguay
Chile
Uruguay
Argentina¹

* Represents the totality of our operations abroad. (1) On August 23, 2023, a binding stock agreement was entered into, under which all shares held in Banco Itaú Argentina S.A. was sold, approved in November 2023 in accordance with announcement to the market of 11/03/23 . We will continue serving corporate clients, both local and regional, and individuals in the wealth and private banking segments through our foreign units. It will also submit a request, to be approved by regulators in Argentina and in Brazil, to open a representative office in Argentina.

Countries	Uruguay [1]	Chile	Paraguay	Colombia [2]	Latin America [3]	Other countries	Total
Employees	1,222	5,055	1,187	2,248	9,712	577	97,486
Branches & CSBs	21	153	35	63	272	-	3,509
ATMs	67	146	308	103	624	-	41,746

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA's 30 Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil (Chile, Colombia, Panama, Paraguay and Uruguay).

Latin America

In R$ millions (in constant currency)	Itaú Chile 3Q23	Itaú Chile 2Q23	Itaú Chile Δ	Itaú Paraguay 3Q23	Itaú Paraguay 2Q23	Itaú Paraguay Δ	Itaú Uruguay 3Q23	Itaú Uruguay 2Q23	Itaú Uruguay Δ
Operating Revenues	**1,914**	**1,965**	**-3%**	**420**	**385**	**9%**	**990**	**989**	**0%**
Managerial Financial Margin	1,569	1,654	-5%	299	278	8%	674	668	1%
Financial Margin with Clients	1,688	1,720	-2%	261	234	11%	601	596	1%
Financial Margin with the Market	(118)	(66)	78%	39	44	-11%	73	72	2%
Commissions and Fees	345	311	11%	103	91	13%	315	321	-2%
Result from Insurance, Pension Plan and Premium Bonds	0	-	-	18	17	9%	-	-	-
Cost of Credit	**(561)**	**(487)**	**15%**	**(37)**	**(32)**	**14%**	**(71)**	**(105)**	**-32%**
Provision for Loan Losses	(666)	(610)	9%	(39)	(37)	5%	(49)	(74)	-33%
Discounts Granted	(2)	(3)	-29%	-	-	-	(28)	(35)	-20%
Recovery of Loans Written Off as Losses	108	126	-14%	2	4	-53%	7	5	44%
Retained Claims	-	-	-	**(2)**	**(2)**	**28%**	-	-	-
Other Operating Expenses	**(1,180)**	**(1,144)**	**3%**	**(176)**	**(183)**	**-4%**	**(492)**	**(442)**	**11%**
Non-Interest Expenses	(1,138)	(1,103)	3%	(169)	(176)	-4%	(490)	(440)	11%
Tax Expenses for ISS, PIS, COFINS and Other Taxes	(43)	(41)	4%	(7)	(6)	5%	(2)	(2)	7%
Income before Tax and Minority Interests	**173**	**334**	**-48%**	**205**	**168**	**22%**	**427**	**443**	**-3%**
Income Tax and Social Contribution	**137**	**77**	**78%**	**(57)**	**(46)**	**24%**	**(122)**	**(129)**	**-5%**
Minority Interests in Subsidiaries [1]	**(101)**	**(144)**	**-30%**	-	-	-	-	-	-
Recurring Net Income	210	267	-22%	148	123	21%	305	314	-3%
Return on Average Equity - Annualized	7.4%	9.3%	-1.9 p.p.	30.8%	28.6%	2.2 p.p.	37.5%	40.1%	-2.6 p.p.
Efficiency Ratio	60.8%	57.3%	3.5 p.p.	41.2%	46.8%	-5.6 p.p.	49.6%	44.6%	5.0 p.p.

(1) Minority interests are calculated based on the accounting results of the transaction in BRGAAP.

Highlights of Latin America in constant currency, eliminating the effects of exchange rate variations and using the managerial concept.

Itaú Chile

- Higher loss in the margin with the market, due to the volatility of interest and inflation rates.
- Higher cost of credit, due to the downgrade of the Corporate portfolio in 3Q23 and the settlement of the wholesale loan portfolio in 2Q23.

Itaú Paraguay

- Higher margin with clients, due to higher volume and spread on deposits.
- Higher revenue from financial advisory fees and credit card activities.

Itaú Uruguay

- Lower cost of credit, mainly due to the sale of portfolio in the companies segment.
- Higher expenses, mainly on credit card activities, advisory services and technology services.

Additional Information

Comparison between BRGAAP[1] and IFRS

Disclosure of results for the third quarter of 2023, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS.

The complete consolidated financial statements under IFRS for the third quarter of 2023 are available at our website: www.itau.com.br/investor-relations.

R$ million

Balance Sheet	BRGAAP	Adjustments and Reclassifications [2]	IFRS	BRGAAP	Adjustments and Reclassifications [2]	IFRS
	Sep/30/2023			Dec/31/2022		
Total Assets	2,678,896	(169,779)	2,509,117	2,469,958	(148,892)	2,321,066
Cash, Compulsory Deposits and Financial Assets At Amortized Cost [3 4 6]	1,818,637	(47,862)	1,770,775	1,736,284	(71,427)	1,664,857
(-) Provision for Expected Loss at Amortized Cost [5]	(53,550)	1,353	(52,197)	(53,125)	2,438	(50,687)
Financial Assets at Fair Value Through Other Comprehensive Income [4]	276,729	(136,153)	140,576	220,834	(93,968)	126,866
(-) Expected Loss at Fair Value Through Other Comprehensive Income [5]	(2,318)	2,164	(154)	(2,551)	2,433	(118)
Financial Assets at Fair Value Through Profit or Loss [4]	504,569	20,165	524,734	448,159	16,523	464,682
Insurance Contracts	-	96	96	-	23	23
Tax Assets [7]	77,088	(12,038)	65,050	71,050	(11,405)	59,645
Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets	57,741	2,496	60,237	49,307	6,491	55,798
Total Liabilities	2,496,604	(180,161)	2,316,443	2,300,223	(156,264)	2,143,959
Financial Assets at Amortized Cost [3 6]	2,075,173	(166,643)	1,908,530	1,901,873	(146,375)	1,755,498
Financial Assets at Fair Value Through Profit or Loss [4]	64,916	(1,939)	62,977	79,168	(1,660)	77,508
Provision for Expected Loss (Loan Commitments and Financial Guarantees) [5]	3,730	205	3,935	3,552	132	3,684
Insurance and Private Pension Contracts	259,348	(697)	258,651	234,754	(1,628)	233,126
Provisions	20,152	(1)	20,151	19,476	(1)	19,475
Tax Liabilities [7]	16,004	(5,865)	10,139	12,961	(6,188)	6,773
Other Liabilities	57,281	(5,221)	52,060	48,439	(544)	47,895
Total Stockholders' Equity	182,292	10,382	192,674	169,735	7,372	177,107
Non-controlling Interests	8,250	788	9,038	8,810	580	9,390
Total Controlling Stockholders' Equity [8]	174,042	9,594	183,636	160,925	6,792	167,717

[1] BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;
[2] Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS;
[3] Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS;
[4] Refer to reclassification of financial assets between measurement categories at fair value and amortized cost;
[5] Application of criterion for calculation of Expected Loss as set forth by IFRS;
[6] Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities;
[7] Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies;
[8] Reconciliation of Controlling Stockholders' Equity is presented in the following table.

Below is the reconciliation of Results to Stockholders' Equity, with the conceptual description of major adjustments.

R$ million

Reconciliation	Stockholders Equity *	Result *				
	Sep/30/2023	3rd Q/23	2nd Q/23	3rd Q/22	jan-sep/23	jan-sep/22
BRGAAP - Values Attributable to Controlling Stockholders	**174,042**	**7,539**	**8,478**	**7,880**	**24,196**	**22,058**
(a) Expected Loss - Loan and Lease Operations and Other Financial Assets	2,280	(176)	(284)	(209)	(743)	(354)
(b) Adjustment to Fair Value of Financial Assets	(3,318)	(137)	592	(41)	73	(1,294)
(c) Criteria for Write-Off of Financial Assets	2,538	175	149	(63)	510	20
(d) Reversal for Amortization of Goodwill	3,740	171	150	135	465	399
(e) Adjustment to Fair Value of Derivatives	2,102	554	(147)	512	150	1,543
Other adjustments	2,252	232	(319)	(265)	(318)	(457)
IFRS - Values Attributable to Controlling Stockholders	**183,636**	**8,358**	**8,619**	**7,949**	**24,332**	**21,915**
IFRS - Values Attributable to Minority Stockholders	9,038	111	310	169	600	765
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	192,674	8,469	8,929	8,118	24,932	22,680

* Events net of tax effects

Differences between IFRS and BRGAAP Financial Statements

(a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.[9]

(b) Under IFRS, stocks and quotas were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.

(c) Criterion for write-off of financial assets on IFRS considers the recovery expectative.

(d) Reversal of the Amortization of Goodwill under BRGAAP.

(e) Recognition of lhe fair value of derivative financial instruments that were used as a hedge instrument for held to maturity securities, which hedge accounting structure is not set forth in lhe IFRS.

[9] More details in the Complete Financial Statements for January to September, 2023.

Itaú

Glossary

Executive Summary

Operating Revenues
The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Managerial Financial Margin
The sum of the Financial Margin with Clients and the Financial Margin with the Market.

Recurring Managerial Return on Average Equity – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Stockholders' Equity. The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at the annual Stockholders' or Board meetings.

Recurring Managerial Return on Average Assets – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Assets.

Coverage Ratio
Obtained by dividing the total allowance balance by the balance of operations overdue for more than 90 days.

Efficiency Ratio
Obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes).

Recurring Managerial Result per Share
Calculated based on the weighted average number of outstanding shares for the period, including stock splits when they take place.

Dividends and Interest on Own Capital Net of Taxes
Corresponds to the distribution of a portion of the profits to stockholders, paid or provisioned, declared and posted in Stockholders' Equity.

Market Capitalization
Obtained by multiplying the total number of outstanding shares (common and non-voting shares) by the average price per non-voting share on the last trading day of the period.

Tier I Capital Ratio
The sum of the Common Equity Tier I and the Additional Tier I Capital, divided by the Total Risk Weighted Assets.

Cost of Credit
Composed of the Result from Loan Losses, Impairment and Discounts Granted.

Mix of Products
Change in the composition of credit risk assets between periods.

Average asset portfolio
Includes the portfolio of credit and private securities, net of loans more than 60 days overdue, but excluding the effects of average exchange rate variations during the periods.

Asset spreads
Variations in the spreads on credit risk assets between periods.

Annualized average rate of financial margin with clients
Obtained by dividing the Financial Margin with Clients by the average daily balances of spread-sensitive operations, working capital and others. This figure is divided by the number of calendar days in the quarter and annualized (rising to 360) to obtain the annual rate.

Managerial Financial Margin

Financial margin with clients
Consists of spread-sensitive operations, working capital and others. Spread-sensitive operations include: (i) the margin on assets, which is the difference between the amount received from loan operations and corporate securities and the cost of money charged by treasury banking, and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. The working capital margin is the interest on working capital at a fixed interest rate.

Financial margin with the market
Includes treasury banking, which manages mismatches between assets and liabilities - Asset and Liability Management (ALM), terms, the rates of interest, foreign exchange and others, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Credit Quality

NPL Ratio (over 90 days)
Calculated by dividing the balance of loans which have been non-performing for longer than 90 days by the total loan portfolio. Loans overdue for more than 90 days include the total balance of transactions with at least one installment more than 90 days overdue.

NPL Creation
The balance of loans that became more than 90 days overdue during the quarter.

Cost of Credit over Total Risk
Calculated by dividing the Cost of Credit by the average value of the Loan Portfolio for the last two quarters.

Results from Insurance, Pension Plan and Premium Bonds

Underwriting Margin
The sum of earned premiums, retained claims and selling expenses.

Combined Ratio
The sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and COFINS and other taxes divided by earned premiums.

Credit Portfolio

Loan-to-Value
Ratio of the financing amount to the value of the underlying real estate.

Funding

Loan Portfolio over Gross Funding
Obtained by dividing Loans by Gross Funding (Funding from Clients, Funds from Acceptance and Issuance of Securities Abroad, Borrowing and Others) at the end of the period.

Currency
Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents denominated in foreign currency.

Capital, Liquidity and Market Indicators

Value at Risk (VaR)
A statistical metric that quantifies the potential economic loss to be expected in normal market conditions. The consolidated VaR of Itaú Unibanco is calculated based on a Historical Simulation of the bank's total exposure to market risk, at a confidence level of 99%, a historical period of four years (1000 business days) and a holding period of one day. In addition, using a conservative approach, the VaR is calculated daily, whether volatility-weighted or not, and the final VaR is whichever of the two methodologies is the most restrictive.

Common Equity Tier I
The sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.

Additional Tier I Capital
Consists of instruments of a perpetual nature, which meet the eligibility requirements.

Tier I Capital
The sum of the Common Equity Tier I and the Additional Tier I Capital.

Tier II Capital
Consists of subordinated debt instruments with defined maturity dates that meet the eligibility requirements.

Total Capital
The sum of the Tier I and Tier II Capital.

Total Risk Weighted Assets
Consists of the sum of the portions related to the credit risk exposure (RWA_{CPAD}), the market risk capital requirement (RWA_{MINT}) and the operational risk capital requirement (RWA_{OPAD}).

Results by Business Segment

Retail Business
Consists of the offering of banking products and services to both current account and non -current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others.

Wholesale Business
Covers the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, the activities of our units abroad, and the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients.

Activities with the Market + Corporation
The Activities with the Market + Corporation column presents the results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also includes the financial margin with the market, the costs of Treasury operations, the equity pickup from companies not linked to each segment and our interest in Porto Seguro.

Our Shares

Book Value per Share
Calculated by dividing the Stockholders' Equity on the last day of the period by the number of outstanding shares.

(A free translation of the original in Portuguese)

Report of independent auditors on supplementary information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

In connection with our review of the financial statements of Itaú Unibanco Holding S.A. ("Bank") and Itaú Unibanco Holding S.A. and its subsidiaries (Consolidated) as of September 30, 2023, on which we issued an unmodified audit report dated November 6, 2023, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the three month period ended at September 30, 2023.

Scope of the review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information; and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at September 30, 2023, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, November 6, 2023

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

(This page was intentionally left blank)

3Q23

_Complete Financial Statements in BRGAAP



September 30, 2023

Itaú Unibanco Holding S.A.

Management Report **9M23**

Highlights of the first nine months of 2023

Key indicators and ratios of our performance January to September 2023 over the same period of the previous year:

Itaú Uniclass has evolved

We have renewed the visual identity and the journey of Itaú Uniclass, which now has all its services centralized on a single platform.

We offer different types of client services: online, WhatsApp and in branches.

In the app, clients can find specialists for different products, offers for cards with no annual fee and premium cards, as well as an international account.

Know more

(in Portuguese only)

Recurring **Managerial Result**

R$26.2 billions

9M22 13.4% ▲

Credit **Portfolio**[1]

R$1.2 trillion

9M22 4.7% ▲

ROE **Recurring Managerial**

20.9%

9M22 20 bps ▲

Performance 9M23 x 9M22

Financial Margin with Clients

R$74.5 billions

13.9% ▲

Efficiency Ratio

39.8%

140 bps ▼

Tier 1 Capital Ratio

14.6%

140 bps ▲

The total credit portfolio expanded 4.7%. In Brazil the growth was 6.0% and occurred in all segments: 6.0% in individuals, 3.2% in very small, small and middle market loans and 7.3% in corporate loans. As of Aug/23, the portfolio in Argentina began to be deconsolidated.

The positive effect of the growth in the portfolio, the higher liabilities' margin, in addition to the positive impact of the repricing of own working capital, more than outweighed the lower credit spreads and led to a 13.9% growth in financial margin with clients.

On the other hand, there was an increase in the cost of credit related to the expansion of the credit portfolio of the retail business in Brazil.

The increase in commissions and fees was due to the higher transaction volume from cards, both in issuance and in acquiring.

An increase of 15.8% in the result from insurance, pension plan and premium bonds, associated with the positive growth in earned premiums and savings bond revenues.

The non-interest expenses rose by 6.9%, mainly due to higher business and technology investments, added to the effects of negotiating the collective wage agreement. Our efficiency ratio accumulated in 12 months was 40.2% in the consolidated and 38.1% in Brazil, both at the lowest level of the historical series.

(1) Includes financial guarantees provided and corporate securities.

We present below the key indicators comprising our results:

In R$ billions (except where indicated)

Income information	9M23	9M22	Variation
Operating Revenues[1]	115.8	104.9	10.5%
Managerial Financial Margin	77.0	67.6	13.9%
Financial Margin with Clients	74.5	65.4	13.9%
Financial Margin with the Market	2.4	2.2	11.8%
Commissions and Fees	31.4	30.7	2.4%
Revenues from Insurance, Pension Plans and Premium Bonds	7.4	6.6	13.1%
Cost of Credit	(27.8)	(22.5)	23.5%
Non-interest Expenses	(42.8)	(40.1)	6.9%
Recurring Managerial Result	26.2	23.1	13.4%
Net Income	24.2	22.1	9.7%
Recurring Managerial Return on Annualized Average Equity[2]	20.9%	20.7%	20 bps
Recurring on Annualized Average Equity[3]	19.3%	19.7%	-40 bps

Shares	9M23	9M22	Variation
Net Income per Share - Basic - R$	2.47	2.25	9.7%
Book Value per Share - R$ (Outstanding on 09/30)	17.75	16.04	10.7%
Dividends and Interest on Own Capital net of Taxes per Share - R$	0.81	0.55	48.4%
Average Financial Daily Trading Volume	1.4	2.0	-29.3%
B3 (ON+PN)	0.8	0.9	-11.5%
NYSE (ADR)	0.6	1.1	-43.9%
Market Capitalization[4]	266.2	274.2	-2.9%

(1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) The return is calculated by dividing the Recurring Managerial Result by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors. (3) The return is calculated by dividing the Net Income by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors. (4)Total number of outstanding shares (common and nonvoting shares) multiplied by the average price per non-voting share on the last trading day in the period.

Initiatives

We digitized 100% of the processes for registering real estate loan contracts and loans with property guarantees

We announced the digitalization of the processes connected with real estate loans and loans with property guarantees products. Previously, in order for requested amounts to be released, our customers had to go in person to notary offices to submit the necessary documentation. With the digital format, the process is carried out more conveniently and with the guarantee that personal information and data will be transmitted securely and confidentially.

Know more

We now offer an 'Automated Portfolio' option for investments

To simplify the investor journey, we made the 'Automated Portfolio' option available to all client segments through Itaú Corretora. The Automated Portfolio is a feature that allows people to follow the recommendations of Itaú Unibanco and Itaú BBA's teams of specialists and analysts, with any changes and updates to recommended assets being made automatically.

Know more

We have developed unprecedented infrastructure funds with active fixed income in partnership with independent managers

We now offer our investor clients the 'RF Infra Total Return' family. These funds differ from existing offerings because they bring together some of the allocations of incentivised private credit in infrastructure (a class exempt from income tax and with no commissions) and an amount of actively managed fixed income. The sources of funds can be in both the Brazilian and international markets.

Know more

We have launched a product for those who want to invest in companies that work with Artificial Intelligence

We now offer our investor clients the possibility of allocating capital in shares of important global technology companies that work with solutions related to the concept of Artificial Intelligence. Through the Artificial Intelligence Autocall COE, it will be possible to participate in the market movement of the shares of four of the main global companies operating in this segment.

Know more

We launched the Investment Review function in the íon app

Based on customer and investor feedback, we provided the Investment Review tool, which aims to act as an optimizer for customers' portfolios within the íon app. Using algorithms, this new feature will be able to identify whether there are investment products close to maturity, or whether there are investments with rates considered high compared to the market and low performance or profitability projections, among other functions.

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Awards and recognitions


itaú
The most incredible
place to build your
career is at itaú
2023

We were recognized as the best company to build a career by FIA Business School and UOL - Universo Online, which every year publish a list of "Incredible Places to Work". This is a list drawn up on the basis of a wide-ranging survey of the employees of all the registered companies and evaluates criteria such as work environment, leadership performance and satisfaction with HR services.

We have once again won 1st place in the Banks category of Valor 1000 Award, by Valor Econômico,which celebrates the best companies in 27 sectors. This is the second time in the award's history that banks have been included in the evaluation, which is carried out by technical groups and takes into account financial criteria and ESG practices. Topping the ranking once again is a source of great pride, as it reflects the consistency of our customer-focused transformation journey, the delivery of consistent results to our investors and also our positive impact agenda for society.


Once again, we are
the 1° company
among banks.
PRÊMIO
Valor
1000
2023


itaú
1º
Proud to be the
best bank to work.
Best Companies
to work
Financial Institution
Great
Place
To
Work.
2023

We have once again been recognized as the best company to work for among banks. The Great Places to Work - Financial Institutions 2023 is in its 5th edition and listed the best companies to work for in the country in five categories: Credit Cooperative, Banks, Financial Services, Insurance and Finance. We came top in the ranking of banks with more than 1,000 employees.

For the second year running, we've also won the top spot on the podium of the Great Places To Work Brazil award! The ranking, carried out by Great Place To Work® Brasil in partnership with Valor Econômico and Época NEGÓCIOS, brings together the 150 best companies to work for in the country, which are divided into categories according to the number of employees - we were recognized, once again, in the over 10,000 category.


Once more,
GPTW is ours!
Itaú
GPTW: COMEÇA AS MELHORES
EMPRESAS PARA TRABALHAR NO
BRASIL

Payment of Interest on Equity

We inform the Board of Directors approval, on September 6th the payment of interest on capital to stockholders, in the amount of R$0.2693 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.228905 per share[1], which will be made until April 30th, 2024, based on the final stockholding position recorded on September 18th, 2023, with their shares traded ex-rights starting September 19th, 2023.

1) Except for the corporate stockholders able to prove that they are immune or exempt from such withholding.

Access the Material Fact

Sale of Banco Itaú Argentina S.A.

We inform to our stockholders and the market in general that, after obtaining the authorization from the Central Bank of the Republic of Argentina, we closed, through its affiliates, the sale of all its shares we held in Banco Itaú Argentina S.A. and its subsidiaries to Banco Macro S.A., as announced in the Material Fact issued on August 23, 2023.

For the closing of the transaction, we received from Macro the amount of US$50 million.

Access the Announcement to the Market

Sale of XP shares

On June 26th, 2023, shares equivalent to 1.89% of XP's share capital were sold. As a result, we now hold an 8.65% stake in the organization. After dilution of 0.30% of our stake in XP's share capital, which occurred in July 2023, on September 13th, 2023, shares equivalent to 0.56% of its share capital were sold and we now hold a 7.79% stake in XP.

The Amazon Plan: three years of achievements, lessons learned and challenges

In July 2020, we teamed up with Bradesco and Santander to launch the Amazon Plan, an initiative that was born with the aim of designing and putting into practice strategies that promote sustainable development in the region. Now, on its third anniversary, the Amazon Plan is celebrating a journey marked by progress and challenges. The three banks issued a release reporting on the main lessons learned from this journey and consolidating the three strategic objectives, ensuring greater focus and robustness to deliveries: (i) forest conservation; (ii) fostering the bioeconomy and (iii) access to connectivity.



Know more

(in Portuguese only)

Acknowledgements_

We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted and remain committed to providing our customers with the best solutions, enabling us to continue producing sound results. We wish to thank our clients and shareholders for their interest and trust in our work, motivating us to always do better.

(Approved by the Board of Directors meeting on November 06, 2023).

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Vice President

Ricardo Villela Marino

Members

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Candido Botelho Bracher
Cesar Nivaldo Gon
Fábio Colletti Barbosa
Frederico Trajano Inácio Rodrigues
João Moreira Salles
Maria Helena dos Santos Fernandes de Santana
Pedro Luiz Bodin de Moraes

AUDIT COMMITTEE

Chairman

Maria Helena dos Santos Fernandes de Santana

Members

Alexandre de Barros
Fernando Barçante Tostes Malta
Luciana Pires Dias
Ricardo Baldin
Rogério Carvalho Braga

FISCAL COUNCIL

Chairman

Gilberto Frussa

Members

Eduardo Hiroyuki Miyaki
Igor Barenboim

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer and Member of the Executive Committee

Milton Maluhy Filho

Officers and Members of the Executive Committee

Alexandre Grossmann Zancani
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Flávio Augusto Aguiar de Souza
José Virgílio Vita Neto
Marina Fagundes Bellini
Matias Granata
Pedro Paulo Giubbina Lorenzini
Ricardo Ribeiro Mandacaru Guerra
Sérgio Guillinet Fajerman

Officers

Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Daniel Sposito Pastore
Daniela Pereira Bottai (2)
Emerson Macedo Bortoloto
Eric André Altafim
José Geraldo Franco Ortiz Junior
Lineu Carlos Ferraz de Andrade
Luciana Nicola Schneider
Maira Blini de Carvalho
Mário Newton Nazareth Miguel
Paulo Sergio Miron
Renato Barbosa do Nascimento
Renato da Silva Carvalho
Renato Lulia Jacob (1)
Rubens Fogli Netto
Tatiana Grecco
Teresa Cristina Athayde Marcondes Fontes
Vinícius Santana (2)

1) Group Head of Investor Relations and Market Intelligence.
2) Elected at the Meeting of the Board of Directors of August 31, 2023, took office on October 11, 2023.

Accountant

Arnaldo Alves dos Santos
CRC 1SP210058/O-3

ITAÚ UNIBANCO S.A.

Chief Executive Officer and Member of the Executive Committee
Milton Maluhy Filho

Officers and Members of the Executive Committee
Alexandre Grossmann Zancani
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Flávio Augusto Aguiar de Souza
José Virgílio Vita Neto
Marina Fagundes Bellini
Matias Granata
Ricardo Ribeiro Mandacaru Guerra

Officers
Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Tchen Cardoso Alves
Alessandro Anastasi
Alexandre Borin Ribeiro
Álvaro de Alvarenga Freire Pimentel
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
André Mauricio Geraldes Martins
Andrea Carpes Blanco
Antonio Rafael de Souza
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Beatriz Couto Dellevedove Bernardi
Bruno Bianchi
Bruno Machado Ferreira
Caio Barbosa Lima Moreno
Carlos Augusto Salamonde
Carlos Eduardo de Almeida Mazzei
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiano Guimarães Duarte
Cristina Gouveia Aguiar
Daniel Nascimento Goretti
Daniel Sposito Pastore
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Coutinho de Oliveira Amorim
Eduardo Nogueira Domeque
Eduardo Queiroz Tracanella
Eric André Altafim
Estevão Carcioffi Lazanha
Fabio Horta Motta Marques da Costa
Fábio Napoli
Fabio Rodrigo Villa
Fabricio Dore de Magalhães
Felipe Piccoli Aversa
Felipe Sampaio Nabuco
Felipe Weil Wilberg
Fernando Della Torre Chagas
Fernando Kontopp de Oliveira
Fernando Mattar Beyruti
Fernando Silva Dias de Castro

Officers (continued)
Flavio Ribeiro Iglesias
Gabriel Guedes Pinto Teixeira
Gabriela Rodrigues Ferreira
Guilherme Pessini Carvalho
Guilhermo Luiz Bressane Gomes
Gustavo Andres
Gustavo Trovisco Lopes
João Carlos do Amaral dos Santos
João Filipe Fernandes da Costa Araújo
José de Castro Araújo Rudge Filho
José Geraldo Franco Ortiz Junior
Laila Regina de Oliveira Pena de Antonio
Leandro Alves
Leandro Roberto Dominiquini
Leandro Rocha Andrade (2)
Lineu Carlos Ferraz de Andrade
Luciana Nicola Schneider
Luís Eduardo Gross Siqueira Cunha
Luiz Felipe Monteiro Arcuri Trevisan
Maira Blini de Carvalho
Marcelo Bevilacqua Gambarini
Marcio Luís Domingues da Silva
Marcos Alexandre Pina Cavagnoli
Marcus Viana de Gusmão
Maria Estela Castanheira Saab Caiuby Novaes
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Mário Newton Nazareth Miguel
Michel Cury Chain
Michele Maria Vita
Milena de Castilho Lefon Martins
Moisés João do Nascimento (1)
Odacir José Fernandes Peixoto
Pedro Barros Barreto Fernandes
Pedro Campos Bias Fortes
Rafael Bastos Heringer
Renata Cristina de Oliveira
Renato Cesar Mansur
Renato da Silva Carvalho
Renato Giongo Vichi
Renato Lulia Jacob
Ricardo Nuno Delgado Gonçalves
Rita Rodrigues Ferreira Carvalho
Roberta Anchieta da Silva
Rodrigo Andre Leiras Carneiro
Rodrigo Eduardo de Faria Penteado
Rodrigo Jorge Dantas de Oliveira
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Fogli Netto
Sandra Cristina Mischiatti Lancellotti
Tatiana Grecco
Tatyana Montenegro Gil
Teresa Cristina Athayde Marcondes Fontes
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Valéria Aparecida Marretto
Vinicius Santana
Wagner Bettini Sanches

1) Resignation recorded of Officer on October 03, 2023.
2) Elected at the Extraordinary General Stockholder´s Meeting of September 29, 2023, took office on November 1, 2023.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of reais)

Assets	Note	09/30/2023	12/31/2022
Current and Non-current assets		**2,640,829**	**2,431,957**
Cash		**33,672**	**35,381**
Interbank investments	**2c IV, 4**	**312,271**	**279,609**
Money market		263,774	218,147
Money market and Interbank deposits – assets guaranteeing technical provisions	8b	2,584	1,981
Interbank deposits		45,913	59,481
Securities and derivative financial instruments	**2c V, 2c VI, 5**	**946,123**	**834,553**
Own portfolio		364,089	309,356
Subject to repurchase commitments		165,234	108,082
Pledged in guarantee		55,970	44,627
Securities under resale agreements with free movement		33,411	58,975
Derivative financial instruments		68,730	78,341
Assets guaranteeing technical provisions	8b	258,689	235,172
Interbank accounts		**224,461**	**184,125**
Pending settlement		78,304	68,346
Central Bank of Brazil deposits		146,139	115,748
National Housing System (SFH)		-	13
Correspondents		18	18
Interbranch accounts		**1**	**49**
Loan, lease and other credit operations	**6**	**847,617**	**853,063**
Operations with credit granting characteristics	2c VII	901,167	906,188
(Provision for loan losses)	2c VIII	(53,550)	(53,125)
Other receivables		**271,695**	**240,873**
Current tax assets		12,420	10,799
Deferred tax assets	11b I	64,885	60,464
Sundry	10a	194,390	169,610
Other assets	**2c IX**	**4,989**	**4,304**
Assets held for sale		1,042	665
(Valuation allowance)		(272)	(263)
Unearned reinsurance premiums		46	28
Prepaid expenses	2c IX, 10c	4,173	3,874
Permanent assets		**38,067**	**38,001**
Investments	**2c X**	**12,878**	**13,216**
Associates and joint ventures		7,142	5,912
Other investments		5,743	7,311
(Allowance for losses)		(7)	(7)
Real estate	**2c XI, 13**	**7,346**	**7,063**
Fixed assets		5,074	4,887
Other fixed assets		17,328	16,802
(Accumulated depreciation)		(15,056)	(14,626)
Goodwill and Intangible assets	**2c XII, 2c XIII, 14**	**17,843**	**17,722**
Goodwill		1,037	592
Intangible assets		41,383	39,412
(Accumulated amortization)		(24,577)	(22,282)
Total assets		**2,678,896**	**2,469,958**

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of reais)

Liabilities and stockholders' equity	Note	09/30/2023	12/31/2022
Current and Non-current liabilities		**2,496,604**	**2,300,223**
Deposits	**2c IV, 7b**	**932,284**	**871,438**
Demand deposits		103,556	117,587
Savings deposits		174,006	179,764
Interbank deposits		7,631	4,894
Time deposits		639,495	564,215
Other deposits		7,596	4,978
Deposits received under securities repurchase agreements	**2c IV, 7c**	**387,007**	**320,517**
Own portfolio		156,706	100,488
Third-party portfolio		148,937	144,716
Free portfolio		81,364	75,313
Funds from acceptances and issuance of securities	**2c IV, 7d**	**294,397**	**256,495**
Real estate, mortgage, credit and similar notes		222,070	181,580
Foreign loans through securities		63,323	70,594
Funding from structured operations certificates		9,004	4,321
Interbank accounts		**88,012**	**82,482**
Pending settlement		85,275	82,254
Correspondents		2,737	228
Interbranch accounts		**11,368**	**11,685**
Third-party funds in transit		11,299	11,683
Internal transfer of funds		69	2
Borrowing and onlending	**2c IV, 7e**	**108,590**	**115,441**
Borrowing		95,288	103,585
Onlending		13,302	11,856
Derivative financial instruments	**2c VI, 5f**	**64,087**	**78,512**
Technical provision for insurance, pension plan and premium bonds	**2c XV, 8a**	**262,566**	**238,070**
Allowance for financial guarantees provided and loan commitments	**6c**	**3,636**	**3,465**
Provisions	**9b**	**17,244**	**16,580**
Other liabilities		**327,413**	**305,538**
Current tax liabilities	2c XVI, 2c XVIII, 11c	13,814	10,657
Deferred tax liabilities	11b II	5,097	5,199
Subordinated debt	7f	44,859	54,540
Sundry	10d	263,643	235,142
Total stockholders' equity of controlling shareholders	**15**	**174,042**	**160,925**
Capital		90,729	90,729
Capital reserves		2,423	2,477
Revenue reserves		88,830	76,600
Other comprehensive income	2c V, 2c VI	(7,907)	(8,810)
(Treasury shares)		(33)	(71)
Non-controlling interests	15e	8,250	8,810
Total stockholders' equity		**182,292**	**169,735**
Total liabilities and stockholders' equity		**2,678,896**	**2,469,958**

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	01/01 to 09/30/2023	01/01 to 09/30/2022
Income related to financial operations		**211,784**	**158,458**
Loan, lease and other credit operations		98,717	84,683
Securities, derivative financial instruments and other		82,921	50,847
Financial income related to insurance, pension plan and premium bonds operations		20,590	17,107
Foreign exchange operations		87	(1,480)
Compulsory deposits		9,469	7,301
Expenses related to financial operations		**(141,137)**	**(97,194)**
Money market		(117,247)	(77,815)
Financial expenses on technical provisions for insurance, pension plan and premium bonds		(19,903)	(16,823)
Borrowing and onlending		(3,987)	(2,556)
Income related to financial operations before loan losses		**70,647**	**61,264**
Result of provision for loan losses	**6**	**(24,281)**	**(20,226)**
Expenses for provision for loan losses		(27,519)	(22,091)
Income related to recovery of credits written off as loss		3,238	1,865
Gross income related to financial operations		**46,366**	**41,038**
Other operating revenues / (expenses)		**(15,271)**	**(12,727)**
Commissions and banking fees	10e	35,535	34,807
Result from insurance, pension plan and premium bonds operations		3,976	3,440
Personnel expenses	10f	(21,611)	(20,576)
Other administrative expenses	10g	(18,225)	(16,902)
Provision expenses	9b	(3,766)	(2,589)
Provision for lawsuits civil		(1,111)	(644)
Provison for labor claims		(1,800)	(1,811)
Provison for tax and social security obligations and Other risks		(855)	(134)
Tax expenses	2c XVIII, 11a II	(7,310)	(7,001)
Equity in earnings of associates, joint ventures and other investments		631	381
Other operating revenues		3,738	3,820
Other operating expenses	10h	(8,239)	(8,107)
Operating income		**31,095**	**28,311**
Non-operating income	**3**	**(1,284)**	**672**
Income before taxes on income and profit sharing		**29,811**	**28,983**
Income tax and social contribution	**2c XVIII, 11a I**	**(4,927)**	**(6,041)**
Due on operations for the period		(9,797)	(6,652)
Related to temporary differences		4,870	611
Profit sharing – Management Members - Statutory	**16b**	**(202)**	**(181)**
Non-controlling interests	**15e**	**(486)**	**(703)**
Net income		**24,196**	**22,058**
Earnings per share - Basic	**18**		
Common		2.47	2.25
Preferred		2.47	2.25
Earnings per share - Diluted	**18**		
Common		2.45	2.24
Preferred		2.45	2.24
Weighted average number of outstanding shares - Basic	**18**		
Common		4,958,290,359	4,958,290,359
Preferred		4,839,375,710	4,840,079,729
Weighted average number of outstanding shares - Diluted	**18**		
Common		4,958,290,359	4,958,290,359
Preferred		4,899,192,716	4,891,693,612

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

(In millions of reais)

	Note	01/01 to 09/30/2023	01/01 to 09/30/2022
Consolidated net income		**24,682**	**22,761**
Financial assets available for sale		(101)	(708)
Change in fair value		(1,353)	(1,727)
Tax effect		629	531
(Gains) / losses transferred to income statement		1,132	886
Tax effect		(509)	(398)
Hedge		392	(57)
Cash flow hedge	5f V	147	(53)
Change in fair value		291	(64)
Tax effect		(144)	11
Hedge of net investment in foreign operation	5f V	245	(4)
Change in fair value		448	27
Tax effect		(203)	(31)
Remeasurements of liabilities for post-employment benefits [1]		(18)	(7)
Remeasurements	19	(29)	(13)
Tax effect		11	6
Foreign exchange variation in foreign investments		630	(2,583)
Total other comprehensive income		**903**	**(3,355)**
Total comprehensive income		**25,585**	**19,406**
Comprehensive income attributable to the owners of the parent company		**25,099**	**18,703**
Comprehensive income attributable to non-controlling interests		**486**	**703**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Changes in Stockholders' Equity

(In millions of reais)

		Attributed to owners of the parent company											
						Other comprehensive income							
	Note	Capital	Treasury shares	Capital reserves	Revenue reserves	Available for sale securities Adjustments [1]	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge [2]	Retained earnings	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non controlling interests	Total
Total - 01/01/2022		**90,729**	**(528)**	**2,247**	**57,058**	**(2,263)**	**(1,486)**	**6,010**	**(7,213)**	**-**	**144,554**	**11,022**	**155,576**
Transactions with owners		-	457	22	-	-	-	-	-	-	479	(3,027)	**(2,548)**
Result of delivery of treasury shares	15	-	457	64	-	-	-	-	-	-	521	-	**521**
Recognition of share-based payment plans		-	-	(42)	-	-	-	-	-	-	(42)	-	**(42)**
(Increase) / Decrease to the owners of the parent company	15	-	-	-	-	-	-	-	-	-	-	(3,027)	**(3,027)**
Corporate reorganization	2c XIV, 3	-	-	-	(95)	-	-	-	-	-	(95)	-	**(95)**
Other [3]		-	-	-	(269)	-	-	-	-	-	(269)	-	**(269)**
Unclaimed dividends and interest on capital		-	-	-	-	-	-	-	-	116	116	-	**116**
Total comprehensive income		-	-	-	-	(708)	(7)	(2,583)	(57)	22,058	18,703	703	**19,406**
Consolidated net income		-	-	-	-	-	-	-	-	22,058	22,058	703	**22,761**
Other comprehensive income		-	-	-	-	(708)	(7)	(2,583)	(57)	-	(3,355)	-	**(3,355)**
Appropriations:													
Legal reserve		-	-	-	1,130	-	-	-	-	(1,130)	-	-	**-**
Statutory reserves		-	-	-	14,731	-	-	-	-	(14,731)	-	-	**-**
Dividends		-	-	-	-	-	-	-	-	-	-	(286)	**(286)**
Interest on capital		-	-	-	-	-	-	-	-	(6,313)	(6,313)	-	**(6,313)**
Total - 09/30/2022	**15**	**90,729**	**(71)**	**2,269**	**72,555**	**(2,971)**	**(1,493)**	**3,427**	**(7,270)**	**-**	**157,175**	**8,412**	**165,587**
Change in the period		**-**	**457**	**22**	**15,497**	**(708)**	**(7)**	**(2,583)**	**(57)**	**-**	**12,621**	**(2,610)**	**10,011**
Total - 01/01/2023		**90,729**	**(71)**	**2,477**	**76,600**	**(3,019)**	**(1,520)**	**2,984**	**(7,255)**	**-**	**160,925**	**8,810**	**169,735**
Adoption of accounting policy	2c	-	-	-	-	-	-	2,806	-	(2,613)	193	-	**193**
Transactions with owners		-	38	(54)	-	-	-	-	-	-	(16)	(675)	**(691)**
Acquisition of treasury shares	15	-	(689)	-	-	-	-	-	-	-	(689)	-	**(689)**
Result of delivery of treasury shares	15	-	727	(3)	-	-	-	-	-	-	724	-	**724**
Recognition of share-based payment plans		-	-	(51)	-	-	-	-	-	-	(51)	-	**(51)**
(Increase) / Decrease to the owners of the parent company	15	-	-	-	-	-	-	-	-	-	-	(675)	**(675)**
Corporate reorganization	2c XIV, 3	-	-	-	(32)	-	-	-	-	-	(32)	-	**(32)**
Unclaimed dividends and interest on capital		-	-	-	-	-	-	-	-	51	51	-	**51**
Total comprehensive income		-	-	-	-	(101)	(18)	(2,176)	392	24,196	22,293	486	**22,779**
Consolidated net income		-	-	-	-	-	-	-	-	24,196	24,196	486	**24,682**
Other comprehensive income		-	-	-	-	(101)	(18)	(2,176)	392	-	(1,903)	-	**(1,903)**
Appropriations:													
Legal reserve		-	-	-	1,200	-	-	-	-	(1,200)	-	-	**-**
Statutory reserves		-	-	-	11,062	-	-	-	-	(11,062)	-	-	**-**
Dividends		-	-	-	-	-	-	-	-	-	-	(371)	**(371)**
Interest on capital										(9,372)	(9,372)		**(9,372)**
Total - 09/30/2023	**15**	**90,729**	**(33)**	**2,423**	**88,830**	**(3,120)**	**(1,538)**	**3,614**	**(6,863)**	**-**	**174,042**	**8,250**	**182,292**
Change in the period		**-**	**38**	**(54)**	**12,230**	**(101)**	**(18)**	**630**	**392**	**-**	**13,117**	**(560)**	**12,557**

1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Available for sale securities.

2) Includes Cash flow hedge and hedge of net investment in foreign operation.

3) Includes the effects of the adoption of CMN Resolution No. 4,817/20 (Note 2a).

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 09/30/2023	01/01 to 09/30/2022
Adjusted net income		**65,200**	**81,301**
Net income		24,196	22,058
Adjustments to net income:		41,004	59,243
Share-based payment		7	26
Effects of changes in exchange rates on cash and cash equivalents		10,353	34,063
Provision for loan losses	6c	27,519	22,091
Income from interest and foreign exchange variation from operations with subordinated debt		2,667	914
Change in technical provisions for insurance, pension plan and premium bonds		12,328	8,576
Depreciation and amortization		4,782	4,106
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	668	985
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	3,371	2,361
Revenue from update / charges on deposits in guarantee	9b	(701)	(782)
Deferred taxes (excluding hedge tax effects)		(1,531)	906
Equity in earnings of associates, joint ventures and other investments		(630)	(381)
Income from foreign exchange and income related to available for sale securities		(15,301)	(10,155)
Income from foreign exchange and income related to held to maturity securities		(5,856)	(5,866)
Income from sale of available for sale financial assets		1,132	886
Income from sale of investments and fixed assets		1,394	12
Income from non-controlling interests	15e	486	703
Other		316	798
Change in assets and liabilities		**46,701**	**32,944**
(Increase) / decrease in assets			
Interbank investments		6,920	(54,754)
Securities and derivative financial instruments (assets / liabilities)		(70,763)	(13,397)
Compulsory deposits with the Central Bank of Brazil		(30,391)	(13,096)
Interbank and interbranch accounts (assets / liabilities)		(4,684)	15,913
Loan, lease and other credit operations		(22,073)	(79,698)
Other receivables and other assets		16,596	(12,279)
(Decrease) / increase in liabilities			
Deposits		60,846	(6,398)
Deposits received under securities repurchase agreements		66,490	52,943
Funds from acceptances and issuance of securities		37,902	90,839
Borrowing and onlending		(6,851)	28,153
Technical provision for insurance, pension plan and premium bonds		11,598	5,190
Provisions and Other liabilities		(12,308)	24,062
Payment of income tax and social contribution		(6,581)	(4,534)
Net cash provided by / (used in) operating activities		**111,901**	**114,245**
Dividends / Interest on capital received from associates and joint ventures		203	245
Funds received from sale of available for sale securities		16,103	26,978
Funds received from redemption of held to maturity securities		29,117	13,063
Disposal of Investments		1,645	387
Disposal of Fixed assets		192	63
Termination of Intangible asset agreements		98	8
(Purchase) of Available for sale securities		(58,484)	(40,354)
(Purchase) of Held to maturity securities		(22,365)	(25,465)
(Purchase) of Investments	3	(1,110)	(7,599)
(Purchase) of Fixed assets		(1,681)	(1,390)
(Purchase) of Intangible assets	14	(4,075)	(4,295)
Net cash provided by / (used in) investing activities		**(40,357)**	**(38,359)**
Subordinated debt obligations raisings		-	1,004
Subordinated debt obligations redemptions		(12,348)	(19,508)
Change in non-controlling interests		(675)	(3,027)
Acquisition of treasury shares		(689)	-
Result of delivery of treasury shares		666	453
Dividends and interest on capital paid to non-controlling interests	15a	(371)	(286)
Dividends and interest on capital paid		(9,901)	(6,260)
Net cash provided by / (used in) financing activities		**(23,318)**	**(27,624)**
Net increase / (decrease) in cash and cash equivalents		**48,226**	**48,262**
Cash and cash equivalents at the beginning of the period		85,183	91,925
Effects of changes in exchange rates on cash and cash equivalents		(10,353)	(34,063)
Cash and cash equivalents at the end of the period	2c III	123,056	106,124
Cash		33,672	35,402
Interbank deposits		7,733	8,821
Money market - Collateral held		81,651	61,901

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In millions of reais)

	Note	01/01 to 09/30/2023	01/01 to 09/30/2022
Income		**232,806**	**182,488**
Financial operations		215,122	159,975
Commissions and Banking Fees	10e	35,535	34,807
Result from insurance, pension plan and premium bonds operations		3,976	3,440
Result from loan losses	6	(24,281)	(20,226)
Other		2,454	4,492
Expenses		**(151,342)**	**(106,079)**
Financial operations		(141,137)	(97,194)
Other		(10,205)	(8,885)
Inputs purchased from third parties		**(13,593)**	**(12,876)**
Third-Party and Financial System Services, Security, Transportation and Travel expenses	10g	(5,873)	(5,791)
Other		(7,720)	(7,085)
Data processing and telecommunications	10g	(3,677)	(3,034)
Advertising, promotions and publication	10g	(1,427)	(1,339)
Installations and Materials		(1,619)	(1,647)
Other		(997)	(1,065)
Gross added value		**67,871**	**63,533**
Depreciation and amortization	**10g**	**(3,677)**	**(3,078)**
Net added value produced by the company		**64,194**	**60,455**
Added value received through transfer - Results of equity method		**631**	**381**
Total added value to be distributed		**64,825**	**60,836**
Distribution of added value		**64,825**	**60,836**
Personnel		**21,008**	**20,192**
Direct compensation		16,631	15,690
Benefits		3,440	3,756
FGTS – government severance pay fund		937	746
Taxes, fees and contributions		**18,180**	**16,935**
Federal		16,831	15,656
Municipal		1,349	1,279
Return on third parties' capital - Rent		**955**	**948**
Return on capital		**24,682**	**22,761**
Dividends and interest on capital		9,372	6,313
Retained earnings attributable to controlling shareholders		14,824	15,745
Retained earnings attributable to non-controlling shareholders		486	703

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In millions of reais)

Assets	Note	09/30/2023	12/31/2022
Current and Non-current assets		**233,631**	**216,151**
Cash		**2,242**	**717**
Interbank investments	**2c IV, 4**	**63,807**	**54,227**
Money market		40,634	13,281
Interbank deposits		23,173	40,946
Securities and derivative financial instruments	**2c V, 2c VI, 5**	**1,249**	**1,212**
Own portfolio		1,164	1,185
Derivative financial instruments		85	27
Interbranch accounts		**-**	**47**
Loan, lease and other credit operations	**6**	**135,302**	**131,978**
Operations with credit granting characteristics	2c VII	149,368	146,013
(Provision for loan losses)	2c VIII	(14,066)	(14,035)
Other receivables		**30,612**	**27,279**
Current tax assets		4,286	3,769
Deferred tax assets	11b I	15,346	12,025
Income receivable		4,664	6,318
Deposits in guarantee for contingent, provisions and legal obrigations		1,886	1,830
Sundry		4,430	3,337
Other assets	**2c IX**	**419**	**691**
Assets held for sale		47	55
(Valuation allowance)		(9)	(8)
Prepaid expenses		381	644
Permanent assets		**173,911**	**165,005**
Investments	**2c X, 12**	**173,510**	**164,561**
Subsidiaries		173,510	164,561
Real estate	**2c XI**	**4**	**4**
Other fixed assets		14	14
(Accumulated depreciation)		(10)	(10)
Intangible assets	**2c XIII**	**397**	**440**
Intangible assets		3,081	3,317
(Accumulated amortization)		(2,684)	(2,877)
Total assets		**407,542**	**381,156**
Liabilities and stockholders' equity			
Current and Non-current liabilities		**232,128**	**219,056**
Deposits	**2c IV**	**80,395**	**76,202**
Demand deposits		125	269
Interbank deposits		80,270	75,917
Other deposits		-	16
Deposits received under securities repurchase agreements	**2c IV**	**20,745**	**-**
Free portfolio		20,745	-
Funds from acceptances and issuance of securities	**2c IV, 7d**	**4,167**	**8,525**
Real estate, mortgage, credit and similar notes		1,037	-
Foreign loans through securities		3,130	8,525
Interbank accounts		**53,716**	**53,510**
Pending settlement		53,716	53,510
Interbranch accounts		**64**	**-**
Internal transfer of funds		64	-
Borrowing and onlending	**2c IV**	**-**	**48**
Onlending		-	48
Derivative financial instruments	**2c VI, 5f**	**95**	**-**
Allowance for loan commitments	**6c**	**589**	**517**
Provisions		**1,300**	**1,106**
Other liabilities		**71,057**	**79,148**
Current tax liabilities	2c XVI, 2c XVIII, 11c	2,496	1,187
Deferred tax liabilities	11b II	614	806
Social and statutory		2,645	4,465
Subordinated debt	7f	37,716	46,929
Sundry		27,586	25,761
Stockholders' equity	**15**	**175,414**	**162,100**
Capital		90,729	90,729
Capital reserves		2,423	2,477
Revenue reserves		87,130	75,103
Other comprehensive income	2c V, 2c VI	(4,835)	(6,138)
(Treasury shares)		(33)	(71)
Total liabilities and stockholders' equity		**407,542**	**381,156**

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	01/01 to 09/30/2023	01/01 to 09/30/2022
Income related to financial operations		**16,856**	**2,687**
Loan, lease and other credit operations		12,957	-
Securities, derivative financial instruments and other		3,904	2,688
Foreign exchange operations		(5)	(1)
Expenses related to financial operations		**(11,749)**	**(3,175)**
Money market		(11,031)	(3,175)
Borrowing and onlending		(718)	-
Income related to financial operations before loan losses		**5,107**	**(488)**
Result of provision for loan losses	**6**	**(8,353)**	**-**
Expenses for provision for loan losses		(8,991)	-
Income related to recovery of credits written off as loss		638	-
Gross income related to financial operations		**(3,246)**	**(488)**
Other operating revenues / (expenses)		**24,325**	**21,334**
Commissions and banking fees		7,753	-
Personnel expenses		(140)	(107)
Other administrative expenses		(3,838)	(45)
Provision expenses		(530)	(1)
Provision for lawsuits civil		(336)	-
Provison for labor claims		(6)	-
Provison for tax and social security obligations and Other risks		(188)	(1)
Tax expenses	11a II	(1,256)	(285)
Equity in earnings of subsidiaries	12	25,027	21,830
Other operating revenues / (expenses)		(2,691)	(58)
Operating income		**21,079**	**20,846**
Non-operating income		**(14)**	**-**
Income before taxes on income and profit sharing		**21,065**	**20,846**
Income tax and social contribution	**2c XVIII**	**2,944**	**1,763**
Due on operations for the period		(596)	234
Related to temporary differences		3,540	1,529
Profit sharing – Management Members - Statutory		**(16)**	**(11)**
Net income		**23,993**	**22,598**
Earnings per share - Basic			
Common		2.45	2.31
Preferred		2.45	2.31
Earnings per share - Diluted			
Common		2.43	2.29
Preferred		2.43	2.29
Weighted average number of outstanding shares - Basic			
Common		4,958,290,359	4,958,290,359
Preferred		4,839,375,710	4,840,079,729
Weighted average number of outstanding shares - Diluted			
Common		4,958,290,359	4,958,290,359
Preferred		4,899,192,716	4,891,693,612

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Comprehensive Income

(In millions of reais)

	01/01 to 09/30/2023	01/01 to 09/30/2022
Net income	**23,993**	**22,598**
Financial assets available for sale	680	(100)
Associates / Subsidiaries	680	(100)
Hedge	380	(59)
Cash flow hedge	152	(54)
Change in fair value	(64)	103
Tax effect	31	(49)
Associates / Subsidiaries	185	(108)
Hedge of net investment in foreign operation	228	(5)
Change in fair value	369	176
Tax effect	(164)	(86)
Associates / Subsidiaries	23	(95)
Remeasurements of liabilities for post-employment benefits [1]	(18)	(7)
Remeasurements	9	-
Tax effect	(4)	-
Associates / Subsidiaries	(23)	(7)
Foreign exchange variation in foreign investments	261	(2,583)
Change in fair value	(459)	(693)
Associates / Subsidiaries	720	(1,890)
Total other comprehensive income	**1,303**	**(2,749)**
Total comprehensive income	**25,296**	**19,849**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders' Equity

(In millions of reais)

	Note	Capital	Treasury shares	Capital reserves	Revenue reserves	Other comprehensive income: Available for sale securities Adjustments	Other comprehensive income: Remeasurements of liabilities of post-employment benefits	Other comprehensive income: Conversion adjustments of foreign investments	Other comprehensive income: Gains and losses – Hedge [1]	Retained earnings	Total
Total - 01/01/2022		**90,729**	**(528)**	**2,247**	**55,165**	**(2,097)**	**(1,486)**	**5,143**	**(4,609)**	**-**	**144,564**
Transactions with owners		-	457	22	-	-	-	-	-	-	**479**
Result of delivery of treasury shares	15	-	457	64	-	-	-	-	-	-	**521**
Recognition of share-based payment plans		-	-	(42)	-	-	-	-	-	-	**(42)**
Corporate reorganization	2c XIV, 3	-	-	-	(206)	-	-	-	-	-	**(206)**
Other [2]		-	-	-	9	-	-	-	-	-	**9**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	116	**116**
Total comprehensive income		-	-	-	-	(100)	(7)	(2,583)	(59)	22,598	**19,849**
Net income		-	-	-	-	-	-	-	-	22,598	**22,598**
Other comprehensive income		-	-	-	-	-	-	(693)	144	-	**(549)**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	(100)	(7)	(1,890)	(203)	-	**(2,200)**
Appropriations:											
Legal reserve		-	-	-	1,130	-	-	-	-	(1,130)	**-**
Statutory reserves		-	-	-	15,271	-	-	-	-	(15,271)	**-**
Interest on capital		-	-	-	-	-	-	-	-	(6,313)	**(6,313)**
Total - 09/30/2022	**15**	**90,729**	**(71)**	**2,269**	**71,369**	**(2,197)**	**(1,493)**	**2,560**	**(4,668)**	**-**	**158,498**
Change in the period		**-**	**457**	**22**	**16,204**	**(100)**	**(7)**	**(2,583)**	**(59)**	**-**	**13,934**
Total - 01/01/2023		**90,729**	**(71)**	**2,477**	**75,103**	**(2,075)**	**(1,520)**	**2,116**	**(4,659)**	**-**	**162,100**
Adoption of accounting policy	2c	-	-	-	-	-	-	2,806	-	(2,613)	**193**
Transactions with owners		-	38	(54)	-	-	-	-	-	-	**(16)**
Acquisition of treasury shares	15	-	(689)	-	-	-	-	-	-	-	**(689)**
Result of delivery of treasury shares	15	-	727	(3)	-	-	-	-	-	-	**724**
Recognition of share-based payment plans		-	-	(51)	-	-	-	-	-	-	**(51)**
Corporate reorganization	2c XIV, 3	-	-	-	(32)	-	-	-	-	-	**(32)**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	51	**51**
Total comprehensive income		-	-	-	-	680	(18)	(2,545)	380	23,993	**22,490**
Net income		-	-	-	-	-	-	-	-	23,993	**23,993**
Other comprehensive income		-	-	-	-	-	5	(459)	172	-	**(282)**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	680	(23)	(2,086)	208	-	**(1,221)**
Appropriations:											
Legal reserve		-	-	-	1,200	-	-	-	-	(1,200)	**-**
Statutory reserves		-	-	-	10,859	-	-	-	-	(10,859)	**-**
Interest on capital		-	-	-	-	-	-	-	-	(9,372)	**(9,372)**
Total - 09/30/2023	**15**	**90,729**	**(33)**	**2,423**	**87,130**	**(1,395)**	**(1,538)**	**2,377**	**(4,279)**	**-**	**175,414**
Change in the period		**-**	**38**	**(54)**	**12,027**	**680**	**(18)**	**261**	**380**	**-**	**13,314**

1) Includes Cash flow hedge and hedge of net investment in foreign operation.

2) Includes the effects of the adoption of CMN Resolution No. 4,817/20 (Note 2a).

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 09/30/2023	01/01 to 09/30/2022
Adjusted net income		**6,403**	**(15,555)**
Net income		23,993	22,598
Adjustments to net income:		(17,590)	(38,153)
Share-based payment		7	26
Provision for loan losses	6c	8,991	-
Income from interest and foreign exchange variation from operations with subordinated debt		1,727	(14,862)
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks		5	-
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks		343	-
Revenue from update / charges on deposits in guarantee		(101)	-
Deferred taxes		(3,540)	(1,529)
Equity in earnings of subsidiaries	12	(25,027)	(21,830)
Amortization of goodwill		34	34
Income from foreign exchange and income related to available for sale securities		(125)	-
Effects of changes in exchange rates on cash and cash equivalents		1	8
Other		95	-
Change in assets and liabilities		**6,246**	**14,243**
(Increase) / decrease in assets			
Interbank investments		(3,022)	15,779
Securities and derivative financial instruments		183	(988)
Interbank and interbranch accounts (assets / liabilities)		317	-
Loan, lease and other credit operations		(12,315)	-
Other receivables and Other assets		(1,040)	256
(Decrease) / increase in liabilities			
Deposits		4,193	-
Deposits received under securities repurchase agreements		20,745	-
Funds from acceptances and issuance of securities		(4,358)	18
Borrowing and onlending		(48)	-
Provisions and Other liabilities		1,615	(822)
Payment of income tax and social contribution		(24)	-
Net cash provided by / (used in) operating activities		**12,649**	**(1,312)**
Dividends and interest on capital received		16,785	10,103
Funds received from sale of available for sale securities		1	-
(Purchase) / disposal of Investments		(505)	(1,109)
(Purchase) of Available for sale securities		(1)	-
(Purchase) / disposal sale of intangible assets		19	-
Net cash provided by / (used in) investing activities		**16,299**	**8,994**
Subordinated debt obligations raisings		-	1,000
Subordinated debt obligations redemptions		(10,940)	201
Result of delivery of treasury shares		666	453
Acquisition of treasury shares		(689)	-
Dividends and interest on capital paid		(9,901)	(6,260)
Net cash provided by / (used in) financing activities		**(20,864)**	**(4,606)**
Net increase / (decrease) in cash and cash equivalents		**8,084**	**3,076**
Cash and cash equivalents at the beginning of the period		13,998	7,452
Effects of changes in exchange rates on cash and cash equivalents		(1)	(8)
Cash and cash equivalents at the end of the period	2c III	22,081	10,520
Cash		2,242	15
Money market - Collateral held		19,839	10,505

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In millions of reais)

	Note	01/01 to 09/30/2023	01/01 to 09/30/2022
Income		**19,305**	**4,572**
Financial operations		16,856	2,688
Commissions and banking fees		7,753	-
Result from provision for loan losses		(8,353)	-
Other		3,049	1,884
Expenses		**(14,620)**	**(3,308)**
Financial operations		(11,749)	(3,175)
Other		(2,871)	(133)
Inputs purchased from third parties		**(3,838)**	**(44)**
Third-Party and Financial System Services, Security, Transportation and Travel expenses		(862)	(39)
Advertising, promotions and publication		(176)	(19)
Other		(2,800)	14
Gross added value		**847**	**1,220**
Deprecitation and amortization		**(58)**	**(34)**
Net added value produced by the company		**789**	**1,186**
Added value received through transfer - Results of equity method	**12**	**25,027**	**21,830**
Total added value to be distributed		**25,816**	**23,016**
Distribution of added value		**25,816**	**23,016**
Personnel		118	89
Direct compensation		111	86
Benefits		6	3
FGTS – government severance pay fund		1	-
Taxes, fees and contributions		1,705	328
Federal		1,528	328
Municipal		177	-
Return on third parties' capital - Rent		-	1
Return on capital		23,993	22,598
Dividends and interest on capital		9,372	6,313
Retained earnings to shareholders		14,621	16,285

The accompanying notes are an integral part of these financial statements.

(In millions of reais, except when indicated)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business.

ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. ("IUPAR"), a holding company which owns 51.71% of ITAÚ UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. ("ITAÚSA"), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações ("E. JOHNSTON"), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING's common shares.

These individual and consolidated financial statements were approved by the Board of Directors on November 06, 2023.

Note 2 - Significant accounting policies

a) Basis of preparation

The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and in compliance, when applicable, with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information in the financial statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration.

The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added.

Leases are shown at present value in the Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. The expected credit loss for loan commitments is presented in liabilities under Allowance for Financial Guarantees Provided and Loan Commitments, but it is detailed in the notes with the Supplementary Allowance for Loan Losses.

b) Critical accounting estimates and judgments

The preparation of Consolidated and Individual Financial Statements requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments that present a significant risk and may have a material impact on the values of assets and liabilities are disclosed below. Actual results may differ from those established by these estimates and judgments.

Topic	Notes
Consolidation	2b I and 2c I
Fair value of financial instruments	2b II and 17
Provision for loan losses	2b III, 6 and 21
Goodwill impairment	2b IV and 14
Deferred income tax and social contribution	2b V and 11
Defined benefit pension plans	2b VI and 19
Provisions, contingencies and legal obligations	2b VII and 9
Technical provisions for insurance, pension plan and premium bonds	2b VIII and 8

I - Consolidation

Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING CONSOLIDATED's involvement exposes it or entitles it to variable returns and where ITAÚ UNIBANCO HOLDING CONSOLIDATED can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist.

The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

II - Fair value of financial instruments

The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data and information on similar transactions. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded.

III - Provision for loan losses

The analysis of the provision for loan losses from the operations granted by ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted based on the assessment of the default classification (Ratings AA-H), on an individual or collective basis, established in CMN Resolution No. 2,682, of December 21, 1999. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients' credit condition or from temporary adjustments resulting from new situations or circumstances that have not yet been reflected in modeling. In addition to the default classification the following aspects are also considered:

- 12-month horizon, using base macroeconomic scenarios, i.e., with no weighting.
- Highest risk classification according to the operation, client, default, renegotiation, among others.

IV - Goodwill impairment

The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use.

To determine this estimate, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate.

The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk premium.

Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes.

V - Deferred income tax and social contribution

Deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset to the extent that i) it is considered probable that ITAÚ UNIBANCO HOLDING CONSOLIDATED will generate future taxable income for its use; and ii) it presents a history of taxable income or income in at least three of the last five fiscal years. The expected realization of deferred tax assets is based on the projection of future taxable profits and other technical studies.

VI - Defined benefit pension plans

The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities.

The main assumptions for Pension plan obligations are partly based on current market conditions.

VII - Provisions, contingencies and legal obligations

ITAÚ UNIBANCO HOLDING CONSOLIDATED periodically reviews its provisions, contingencies and legal obligations which are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria that permit their measurement, despite the uncertainty inherent in timing and amounts.

VIII - Technical provisions for insurance, pension plan and premium bonds

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

c) Summary of main accounting practices

I - Consolidation

The consolidated financial statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, the operations of the companies and investment funds which it controls.

In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized on the basis of anticipated future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

The difference in Net Income and Stockholders' Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 15d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control (Note 2c XIV), prior to January 1, 2022, and for recognizing exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects.

The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities, Derivative Financial Instruments and Other in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency.

In conformity with CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors, and with the purpose of maintaining the quality and reliability of the financial statements, in addition to providing a more appropriate representation of the equity position, financial performance and cash flows, as from July 1st, 2023, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopted the accounting policy for correcting the financial statements of its controlled companies located in hyperinflationary economies in accordance with CPC 42 – Financial Reporting in Hyperinflationary Economies.

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional currency [1]	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %	
				09/30/2023	12/31/2022	09/30/2023	12/31/2022
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú Colombia S.A.	Colombian Peso	Colombia	Financial institution	66.33%	65.27%	66.33%	65.27%
Banco Itaú (Suisse) S.A.	Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A. [2]	Argentine Peso	Argentina	Financial institution	-	100.00%	-	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan Peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile	Chilean Peso	Chile	Financial institution	66.69%	65.62%	66.69%	65.62%

1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which use the US Dollar.
2) Banco Itaú Argentina S.A. makes up the ITAÚ UNIBANCO HOLDING CONSOLIDATED until 07/31/2023 (Note 3).

II - Foreign currency translation

II.I - Functional and presentation currency

The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING CONSOLIDATED defines the functional currency as the currency of the primary economic environment in which the entity operates.

II.II - Foreign currency operations

Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Statement of Income, unless they are related to cash flow hedges and hedges of net investments in foreign operations, which are recognized in Stockholders' Equity.

III - Cash and cash equivalents

Defined as cash and current accounts with banks, shown in the Balance Sheet under the headings Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days.

IV - Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables

Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Own liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis.

V - Securities

Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories:

- **Trading securities -** Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period.

- **Available for sale securities -** Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders' equity.

- **Held to maturity securities** - Securities, other than non-redeemable shares, for which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value.

Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders' equity.

Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses.

VI - Derivative financial instruments

These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer's request, for the bank's own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types:

- Market Risk Hedge - Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

- Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders' equity. The ineffective portion is recorded directly in the statement of income.

- Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders' equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

VII - Loans, leases and other credit operations (operations with lending characteristics)

These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement.

VIII - Provision for loan losses

The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which include the following:

- Provisions are recorded from the date on which loans are granted, based on the customer's risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default.

- Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months.

IX - Other assets

They are comprised of Assets Held for Sale, relating to real estate, vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations. This heading also covers Unearned Reinsurance Premiums (Note 2c XV) and Prepaid Expenses, corresponding to disbursements which will produce benefits in future years.

X - Investments in associates and joint ventures

Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method.

- Associates: are companies over which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but which it does not control.

- Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED has joint ventures whereby the parties that have joint control of the arrangement have rights to the net assets.

XI - Fixed assets

Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period.

ITAÚ UNIBANCO HOLDING CONSOLIDATED reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined.

XII - Goodwill

Corresponds to the amount paid in excess in the acquisition of investments and it is amortized based on the expected future profitability or on its realization. It is semiannually submitted to the asset impairment test with the adoption of an approach that involves the identification of cash-generating units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use.

The breakdown of Goodwill and Intangible assets is described in Note 14.

XIII - Intangible assets

Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company's equity into the acquirer company; (ii) Rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years.

Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a semiannually basis to identify possible impairment losses.

XIV - Capital transactions with non-controlling stockholders

Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders' equity.

XV - Insurance, pension plan and premium bonds operations

Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured's will, which may cause economic loss when it occurs.

Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire.

Insurance premiums, coinsurance accepted and selling expenses are accounted for upon issue of the insurance policy or in accordance with term of the insurance, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds certificates and the respective technical provisions are recognized upon receipt.

Private pension plans

Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts.

Insurance premiums

Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage.

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

Reinsurance

In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that it determines to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance.

Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in the result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract.

Insurance contract liabilities

Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels.

Liability adequacy test

ITAÚ UNIBANCO HOLDING CONSOLIDATED tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date.

Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period.

XVI - Provisions, contingent assets and contingent liabilities

These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events.

Contingent assets are not recognized in the Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability.

These contingencies are evaluated based on Management's best estimates, and are classified as:

- **Probable:** in which liabilities are recognized in the balance sheet under Provisions.

- **Possible:** which are disclosed in the Financial Statements, but no provision is recorded.

- **Remote:** which require neither a provision nor disclosure.

The amount of deposits in guarantee is adjusted in accordance with current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

Legal obligations, tax and social security obligations

Represented by amounts payable for tax liabilities, the constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion.

XVII - Allowance for financial guarantees provided

Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period.

XVIII - Income tax and social contribution

There are two components of the provision for income tax and social contribution: current and deferred.

The current component is approximately the total of taxes to be paid or recovered during the reporting period.

Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period.

The income tax and social contribution expense is recognized in the Statement of income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders' Equity, such as tax on marking available for sale financial assets to fair value, post-employment benefits and tax on cash flow hedges and hedges of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments.

Changes in tax legislation and rates are recognized in the Statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the Statement of income under Other administrative expenses.

Tax rates, as well as their calculation bases, are detailed in Note 11.

XIX - Commissions and banking fees

Commissions and Banking Fees are recognized when ITAÚ UNIBANCO HOLDING CONSOLIDATED provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred.

The main services provided by ITAÚ UNIBANCO HOLDING CONSOLIDATED are:

- **Credit and debit cards:** refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card; and the rental of Rede machines.

- **Current account services:** substantially composed of current account maintenance fees, according to each service package granted to the customer; transfers carried through PIX (Central Bank of Brazil's instant payments system) in corporate packages, withdrawals from demand deposit account and money order.

- **Economic, Financial and Brokerage Advisory:** refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges.

Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards are recognized when said services are provided.

- **Funds management:** refers to fees charged for the management and performance of investment funds and consortia administration.

- **Credit operations and financial guarantees provided:** refer mainly to advance depositor fees, asset appraisal service and commission on guarantees provided.

- **Collection services:** refer to collection and charging services.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

XX - Post-employment benefits

Pension plans - defined benefit plans

The liability or asset, as the case may be, recognized in the balance sheet with respect to a defined benefit plan, corresponds to the present value of the defined benefit obligations at the balance sheet date less the fair value of the plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized in liabilities as expense, when due.

Other post-employment obligations

Like defined benefit pension plans, these obligations are assessed annually by actuarial specialists, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders' equity, in the period in which they occur.

Note 3 - Business development

Banco Itaú Chile

Banco Itaú Chile (ITAÚ CHILE) is controlled as of April 1st, 2016, by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders' agreement with Corp Group, which set forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CHILE in accordance with their interests in capital stock, and this group of shareholders had the right to appoint the majority of members of the Board of Directors of ITAÚ CHILE and ITAÚ UNIBANCO HOLDING had the right to appoint the majority of members elected by this block.

At the Extraordinary Stockholders' Meeting of ITAÚ CHILE held on July 13, 2021, the capital increase of ITAÚ CHILE in the total amount of CLP 830 billion was approved, through the issuance of 461,111,111,111 shares, which were fully subscribed, paid in and settled in October and November 2021, after regulatory approvals. ITAÚ UNIBANCO HOLDING subscribed the total of 350,048,242,004 shares for the amount of CLP 630 billion (approximately R$ 4,296), then holding 56.60% of the capital of ITAÚ CHILE.

On March 22, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary CGB II SPA, sold 0.64% (6,266,019,265 shares) of its interest in ITAÚ CHILE for the amount of R$ 64 (CLP 9,912 million), then holding 55.96%.

On July 14, 2022, ITAÚ UNIBANCO HOLDING received, through its affiliates, shares issued by ITAÚ CHILE within the scope of the debt restructuring of companies of the Corp Group, as approved by the court-supervised reorganization proceeding in the United States (Chapter 11). Accordingly, the equity interest increased to 65.62% and the stockholders' agreement of ITAÚ CHILE was fully terminated.

Between June 6 and July 5, 2023, ITAÚ UNIBANCO HOLDING carried out a voluntary public offering for the acquisition of outstanding shares issued by ITAÚ CHILE, including those in the form of American Depositary Shares (ADS), in Chile and the United States of America.

Shareholders holding shares representing approximately 1.07% of ITAÚ CHILE's capital adhered to the voluntary public offering, where 2,122,994 shares and 554,650 ADS (equivalent to 184,883 shares) were acquired through the controlled company ITB Holding Brasil Participações Ltda., and, after the acquisitions, ITAÚ UNIBANCO HOLDING now holds 66.69% of the ITAÚ CHILE's capital.

The effective acquisitions occurred on July 08, 2023, and the financial settlements on July 13, 2023, for the amount of R$ 119 (CLP 19,617 millions).

Itaú Colombia S.A.

ITAÚ UNIBANCO HOLDING, through its subsidiaries ITAÚ CHILE and Itaú Holding Colombia S.A.S., acquired additional ownership interest of 12.36% (93,306,684 shares) in Itaú Colombia S.A.'s capital for the amount of R$ 2,219.

The effective acquisitions and financial settlements occurred on February 22, 2022, after obtaining the regulatory authorizations.

Non-controlling interest in XP Inc.

During 2020 and 2021, ITAÚ UNIBANCO HOLDING carried out the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.) which was subsequently merged into XP INC on October 1, 2021.

On April 29, 2022, as set forth in the original agreement entered into in May 2017 and after approval by BACEN and regulatory bodies abroad, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired a minority interest equivalent to 11.36% of XP INC's capital, for the amount of R$ 8,015.

Part of these shares, equivalent to 1.40% of XP INC's capital, was sold on June 7 and 9, 2022, for the amount of R$ 867. ITAÚ UNIBANCO HOLDING remained with an investment equivalent to 9.96% of XP INC's capital.

In April 2023, XP INC cancelled treasury shares, resulting in an increase in ITAÚ UNIBANCO HOLDING's ownership interest to 10.54% of XP INC's capital. And, on June 26, 2023, shares equivalent to 1.89% of the XP INC's capital were sold for the amount of R$ 1,068, then holding 8.65% of interest in XP INC.

After dilution of 0.30% in ITAÚ UNIBANCO HOLDING's interest in XP INC's capital occurred in July 2023, on September 13, 2023, shares equivalent to 0.56% of XP INC's capital were sold for the amount of R$ 375, then holding 7.79% of interest in XP INC.

Acquisition of Ideal Holding Financeira S.A.

On January 13, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Corretora de Valores S.A., entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 50.1% of IDEAL's total voting capital for R$ 700, starting to hold control of the company. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL's capital.

IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform.

The management and development of IDEAL's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders' Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services.

The effective acquisitions and financial settlements occured on March 31, 2023, after the required regulatory approvals are received.

Zup I.T. Serviços em Tecnologia e Inovação S.A.

ITAÚ UNIBANCO HOLDING, through its controlled company Redecard Instituição de Pagamento S.A. (REDE), acquired, in the period, an additional ownership interest of 20.57% (2,228,342 shares) in the capital of Zup I.T. Serviços em Tecnologia e Inovação S.A. (ZUP) for the amount of R$ 199. The purchase and sale agreement, entered into on October 31, 2019, sets forth the acquisition of 100% of the ZUP's capital in three phases; the first phase, which granted the control acquisition, was performed in March 2020. After the acquisitions in the period, ITAÚ UNIBANCO HOLDING's final ownership interest in ZUP's total capital is 72.51%. The last phase is scheduled for 2024.

The effective acquisitions and financial settlements occurred on May 31 and June 14, 2023, after the necessary regulatory authorizations were obtained.

Totvs Techfin S.A.

On April 12, 2022, ITAÚ UNIBANCO HOLDING with TOTVS S.A. (TOTVS) entered into an agreement for the organization of a joint venture, called Totvs Techfin S.A. (TECHFIN), which will combine technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

TOTVS contributed with assets of its current TECHFIN operation to a company of which ITAÚ UNIBANCO HOLDING became a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING paid TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN.

The effective acquisition and financial settlement occurred on July 31, 2023, after the required regulatory approvals.

Banco Itaú Argentina S.A.

After obtaining the authorization of the Central Bank of the Argentine Republic on November 2, 2023, ITAÚ UNIBANCO HOLDING, through Itaú Unibanco S.A., consummated the operation for disposing of the totality of their shares held in Banco Itaú Argentina S.A. and its controlled companies to Banco Macro S.A.

On November 3, 2023, ITAÚ UNIBANCO HOLDING received from Banco Macro S.A., for the completion of the transaction, the approximate amount of R$ 250 (US$ 50 millions), thus generating an impact on the result of the third quarter of 2023 of R$ (1,212).

Note 4 - Interbank investments

	09/30/2023						12/31/2022	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Money market	**220,288**	**43,463**	**-**	**23**	**263,774**	**84.5%**	**218,147**	**78.0%**
Collateral held	81,393	1,657	-	23	83,073	26.6%	48,949	17.5%
Collateral repledge	136,644	9,885	-	-	146,529	47.0%	145,883	52.2%
Assets received as collateral with right to sell or repledge	2,746	9,352	-	-	12,098	3.9%	16,955	6.1%
Assets received as collateral without right to sell or repledge	133,898	533	-	-	134,431	43.1%	128,928	46.1%
Short position	2,251	31,921	-	-	34,172	10.9%	23,315	8.3%
Money market and Interbank deposits – assets guaranteeing technical provisions	**2,584**	**-**	**-**	**-**	**2,584**	**0.8%**	**1,981**	**0.7%**
Interbank deposits	**22,332**	**6,435**	**10,240**	**6,906**	**45,913**	**14.7%**	**59,481**	**21.3%**
Total	**245,204**	**49,898**	**10,240**	**6,929**	**312,271**	**100.0%**	**279,609**	**100.0%**
% per maturity date	78.5%	16.0%	3.3%	2.2%	100.0%			
Total 12/31/2022	**216,508**	**52,424**	**7,725**	**2,952**	**279,609**			
% per maturity date	77.4%	18.7%	2.8%	1.1%	100.0%			

In Money market - Collateral held includes R$ 8,783 (R$ 14,576 at 12/31/2022) related to Money market - Assets received as collateral with right to sell or replage, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and BACEN.

In the total portfolio, includes a securities valuation allowance in the amount of R$ (14) (R$ (31) at 12/31/2022).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Collateral held amounting to R$ 19,839 (R$ 13,281 at 12/31/2022) with maturity up to 30 days, Money market – Collateral repledge amounting to R$ 1,525 (R$ 0 at 12/31/2022) with maturity up to 30 days, R$ 4,121 (R$ 0 at 12/31/2022) with maturity from 31 to 180 days, R$ 2,010 (R$ 0 at 12/31/2022) with maturity from 181 to 365 days and R$ 13,139 (R$ 0 at 12/31/2022) with maturity over 365 days, Interbank deposits amounting to R$ 0 (R$ 7,085 at 12/31/2022) with maturity up to 30 days, R$ 0 (R$ 9,824 at 12/31/2022) with maturity from 31 to 180 days, R$ 293 (R$ 0 at 12/31/2022) with maturity from 181 to 365 days and R$ 22,880 (R$ 24,037 at 12/31/2022) with maturity over 365 days.

Note 5 - Securities and derivative financial instruments (assets and liabilities)

a) Summary per maturity

	09/30/2023											12/31/2022
	Cost	Adjustment to fair value reflected in: Income	Adjustment to fair value reflected in: Stockholders' equity	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**347,862**	**(611)**	**(1,220)**	**346,031**	**36.5%**	**1,492**	**59**	**29,065**	**47,054**	**96,816**	**171,545**	**275,881**
Financial treasury bills	25,469	-	23	25,492	2.7%	-	-	1,858	2,424	3,744	17,466	22,685
National treasury bills	132,254	66	(91)	132,229	14.0%	1,470	-	27,082	12,393	59,500	31,784	87,901
National treasury notes	139,925	(662)	(839)	138,424	14.5%	22	59	125	27,460	17,420	93,338	111,256
National treasury / Securitization	75	-	22	97	-	-	-	-	-	-	97	111
Brazilian external debt bonds	50,139	(15)	(335)	49,789	5.3%	-	-	-	4,777	16,152	28,860	53,928
Government securities - Latin America	**51,551**	**(37)**	**(129)**	**51,385**	**5.4%**	**15,858**	**4,829**	**6,631**	**11,084**	**5,278**	**7,705**	**50,007**
Government securities - Abroad	**36,204**	**10**	**(212)**	**36,002**	**3.8%**	**4,485**	**5,124**	**3,744**	**8,752**	**9,256**	**4,641**	**35,194**
Corporate securities	**206,879**	**(240)**	**(3,691)**	**202,948**	**21.5%**	**25,387**	**7,357**	**6,534**	**16,048**	**25,695**	**121,927**	**178,663**
Shares	20,599	1	(1,241)	19,359	2.0%	19,359	-	-	-	-	-	15,527
Rural product note	42,182	16	(194)	42,004	4.4%	1,811	3,492	2,874	9,208	6,107	18,512	29,269
Bank deposit certificates	170	-	-	170	-	48	36	19	55	1	11	918
Real estate receivables certificates	7,279	(10)	(123)	7,146	0.8%	-	1	15	51	1,416	5,663	6,783
Fund quotas	**13,756**	**(10)**	**-**	**13,746**	**1.5%**	**3,334**	**536**	**83**	**71**	**5,157**	**4,565**	**15,003**
Credit rights	10,677	-	-	10,677	1.1%	265	536	83	71	5,157	4,565	11,155
Fixed income	2,402	-	-	2,402	0.3%	2,402	-	-	-	-	-	2,195
Variable income	677	(10)	-	667	0.1%	667	-	-	-	-	-	1,653
Debentures	99,077	(121)	(1,839)	97,117	10.3%	322	1,473	2,130	3,876	8,611	80,705	87,333
Eurobonds and other	7,043	(60)	(162)	6,821	0.7%	176	52	372	1,025	1,286	3,910	8,769
Financial bills	2,724	(2)	(1)	2,721	0.3%	5	9	33	266	550	1,858	2,910
Promissory and commercial notes	11,411	(21)	(158)	11,232	1.2%	93	1,095	909	1,481	2,319	5,335	8,830
Other	2,638	(33)	27	2,632	0.3%	239	663	99	15	248	1,368	3,321
PGBL / VGBL fund quotas [1]	**241,027**	**-**	**-**	**241,027**	**25.5%**	**241,027**	**-**	**-**	**-**	**-**	**-**	**216,467**
Subtotal - securities	**883,523**	**(878)**	**(5,252)**	**877,393**	**92.7%**	**288,249**	**17,369**	**45,974**	**82,938**	**137,045**	**305,818**	**756,212**
Trading securities	435,101	(878)	-	434,223	45.9%	248,552	1,680	2,670	24,880	67,870	88,571	368,441
Available for sale securities	279,663	-	(5,252)	274,411	29.0%	37,816	12,570	15,681	35,499	30,986	141,859	218,284
Held to maturity securities	168,759	-	-	168,759	17.0%	1,881	3,119	27,623	22,559	38,189	75,388	169,487
Derivative financial instruments	**47,717**	**21,013**	**-**	**68,730**	**7.3%**	**9,092**	**9,301**	**9,082**	**4,317**	**9,711**	**27,227**	**78,341**
Total securities and derivative financial instruments (assets)	**931,240**	**20,135**	**(5,252)**	**946,123**	**100.0%**	**297,341**	**26,670**	**55,056**	**87,255**	**146,756**	**333,045**	**834,553**
Derivative financial instruments (liabilities)	**(44,758)**	**(19,329)**	**-**	**(64,087)**	**100.0%**	**(5,852)**	**(12,693)**	**(5,935)**	**(4,299)**	**(7,886)**	**(27,422)**	**(78,512)**

1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilities in Pension Plan Technical Provisions account (Note 8a).

In Held to maturity securities, there is unrecorded adjustment to fair value in the amount of R$ (3,343) (R$ (5,490) at 12/31/2022), according to Note 5e.

During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment of R$ (223) (R$ (131) from 01/01 to 09/30/2022) of Financial Assets Available for Sale. The income related to securities, derivative financial instruments and other totaled R$ 227 (R$ 252 from 01/01 to 09/30/2022).

b) Summary by portfolio

	09/30/2023						
		Restricted to					
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees [1]	Derivative financial instruments	Assets guaranteeing technical provisions Note 8b	Total
Government securities - Brazil	**155,174**	**132,750**	**30,737**	**14,049**	**-**	**13,321**	**346,031**
Financial treasury bills	17,410	3,040	-	4,054	-	988	25,492
National treasury bills	44,525	77,434	-	9,995	-	275	132,229
National treasury notes	67,661	52,276	6,429	-	-	12,058	138,424
National treasury / Securitization	97	-	-	-	-	-	97
Brazilian external debt bonds	25,481	-	24,308	-	-	-	49,789
Government securities - Latin America	**39,272**	**4,331**	**1,183**	**6,529**	**-**	**70**	**51,385**
Government securities - Abroad	**24,374**	**-**	**475**	**11,153**	**-**	**-**	**36,002**
Corporate securities	**145,269**	**28,153**	**1,016**	**24,239**	**-**	**4,271**	**202,948**
Shares	18,726	-	-	3	-	630	19,359
Rural product note	42,004	-	-	-	-	-	42,004
Bank deposit certificates	116	-	-	-	-	54	170
Real estate receivables certificates	7,146	-	-	-	-	-	7,146
Fund quotas	**13,241**	**-**	**-**	**104**	**-**	**401**	**13,746**
Credit rights	10,431	-	-	-	-	246	10,677
Fixed income	2,143	-	-	104	-	155	2,402
Variable income	667	-	-	-	-	-	667
Debentures	44,650	28,151	-	22,653	-	1,663	97,117
Eurobonds and other	5,779	2	1,016	-	-	24	6,821
Financial bills	1,499	-	-	-	-	1,222	2,721
Promissory and commercial notes	9,476	-	-	1,479	-	277	11,232
Other	2,632	-	-	-	-	-	2,632
PGBL / VGBL fund quotas	**-**	**-**	**-**	**-**	**-**	**241,027**	**241,027**
Subtotal - securities	**364,088**	**165,234**	**33,412**	**55,970**	**-**	**258,689**	**877,393**
Trading securities	79,247	98,430	7,658	2,628	-	246,260	434,223
Available for sale securities	201,433	35,772	6,019	25,036	-	6,151	274,411
Held to maturity securities	83,408	31,032	19,735	28,306	-	6,278	168,759
Derivative financial instruments	**-**	**-**	**-**	**-**	**68,730**	**-**	68,730
Total securities and derivative financial instruments (assets)	**364,089**	**165,234**	**33,411**	**55,970**	**68,730**	**258,689**	**946,123**
Total securities and derivative financial instruments (assets) 12/31/2022	**309,356**	**108,082**	**58,975**	**44,627**	**78,341**	**235,172**	**834,553**

1) Represent securities linked to prepaid account balances, Post-Employment Benefits (Note 19b), Stock Exchanges and the Clearing Houses.

c) Trading securities

	09/30/2023										12/31/2022
	Cost	Adjustment to fair value (in income)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**161,744**	**(611)**	**161,133**	**37.0%**	**697**	**59**	**2,429**	**22,803**	**61,454**	**73,691**	**116,100**
Financial treasury bills	4,984	-	4,984	1.1%	-	-	1,858	340	1,001	1,785	9,624
National treasury bills	57,695	66	57,761	13.3%	675	-	445	1,527	46,456	8,658	29,130
National treasury notes	98,039	(662)	97,377	22.4%	22	59	125	20,924	13,527	62,720	76,638
Brazilian external debt bonds	1,026	(15)	1,011	0.2%	-	-	1	12	470	528	708
Government securities - Latin America	**2,944**	**(37)**	**2,907**	**0.7%**	**1,167**	**60**	**79**	**335**	**81**	**1,185**	**3,517**
Government securities - Abroad	**1,578**	**10**	**1,588**	**0.4%**	**451**	**660**	**-**	**477**	**-**	**-**	**1,145**
Corporate securities	**27,808**	**(240)**	**27,568**	**6.5%**	**5,210**	**901**	**162**	**1,265**	**6,335**	**13,695**	**31,212**
Shares	1,679	1	1,680	0.4%	1,680	-	-	-	-	-	4,183
Rural product note	105	16	121	-	-	-	-	-	-	121	-
Bank deposit certificates	45	-	45	-	15	7	6	17	-	-	204
Real estate receivables certificates	1,044	(10)	1,034	0.2%	-	1	-	-	6	1,027	669
Fund quotas	**13,743**	**(10)**	**13,733**	**3.3%**	**3,321**	**536**	**83**	**71**	**5,157**	**4,565**	**15,003**
Credit rights	10,677	-	10,677	2.5%	265	536	83	71	5,157	4,565	11,155
Fixed income	2,389	-	2,389	0.6%	2,389	-	-	-	-	-	2,195
Variable income	677	(10)	667	0.2%	667	-	-	-	-	-	1,653
Debentures	4,824	(121)	4,703	1.1%	1	21	2	89	193	4,397	3,861
Eurobonds and other	2,928	(60)	2,868	0.7%	-	-	17	779	548	1,524	3,867
Financial bills	2,335	(2)	2,333	0.5%	5	9	33	208	322	1,756	2,001
Promissory and commercial notes	298	(21)	277	0.1%	-	19	-	99	102	57	353
Other	807	(33)	774	0.2%	188	308	21	2	7	248	1,071
PGBL / VGBL fund quotas	**241,027**	**-**	**241,027**	**55.4%**	**241,027**	**-**	**-**	**-**	**-**	**-**	**216,467**
Total	**435,101**	**(878)**	**434,223**	**100.0%**	**248,552**	**1,680**	**2,670**	**24,880**	**67,870**	**88,571**	**368,441**
% per maturity date					57.2%	0.4%	0.6%	5.7%	15.6%	20.4%	
Total 12/31/2022	**368,998**	**(557)**	**368,441**	**100.0%**	**268,219**	**4,434**	**23,206**	**9,340**	**18,302**	**44,940**	
% per maturity date					72.8%	1.2%	6.3%	2.5%	5.0%	12.2%	

At 09/30/2023, ITAÚ UNIBANCO HOLDING's portfolio comprises National Treasury Notes in the amount of R$ 0 (R$ 146 at 12/31/2022) with maturity over 365 days.

d) Available for sale securities

	09/30/2023										12/31/2022
	Cost	Adjustments to fair value (in stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**82,882**	**(1,220)**	**81,662**	**29.7%**	**795**	**-**	**2,894**	**11,422**	**9,444**	**57,107**	**56,323**
Financial treasury bills	20,485	23	20,508	7.5%	-	-	-	2,084	2,744	15,680	13,061
National treasury bills	22,972	(91)	22,881	8.3%	795	-	2,894	2,802	3,539	12,851	13,663
National treasury notes	31,594	(839)	30,755	11.2%	-	-	-	6,536	1,861	22,358	24,441
National treasury / Securitization	75	22	97	-	-	-	-	-	-	97	111
Brazilian external debt bonds	7,756	(335)	7,421	2.7%	-	-	-	-	1,300	6,121	5,047
Government securities - Latin America	**41,928**	**(129)**	**41,799**	**15.3%**	**14,632**	**4,707**	**6,446**	**9,527**	**1,820**	**4,667**	**39,760**
Government securities - Abroad	**14,021**	**(212)**	**13,809**	**5.0%**	**2,263**	**1,865**	**614**	**1,053**	**4,118**	**3,896**	**13,783**
Corporate securities	**140,832**	**(3,691)**	**137,141**	**50.0%**	**20,126**	**5,998**	**5,727**	**13,497**	**15,604**	**76,189**	**108,418**
Shares	18,920	(1,241)	17,679	6.4%	17,679	-	-	-	-	-	11,344
Rural product note	42,077	(194)	41,883	15.3%	1,810	3,493	2,874	9,207	6,107	18,392	29,269
Bank deposit certificates	125	-	125	-	33	28	13	39	1	11	714
Real estate receivables certificates	3,319	(123)	3,196	1.2%	-	-	-	-	-	3,196	2,966
Fund quotas of fixed income	13	-	13	-	13	-	-	-	-	-	-
Debentures	59,496	(1,839)	57,657	21.1%	322	1,349	1,575	2,563	6,073	45,775	47,986
Eurobonds and other	4,042	(162)	3,880	1.4%	176	52	356	246	737	2,313	4,851
Financial bills	389	(1)	388	0.1%	-	-	-	57	228	103	909
Promissory and commercial notes	11,113	(158)	10,955	4.0%	93	1,076	909	1,383	2,216	5,278	8,477
Other	1,338	27	1,365	0.5%	-	-	-	2	242	1,121	1,902
Total	**279,663**	**(5,252)**	**274,411**	**100.0%**	**37,816**	**12,570**	**15,681**	**35,499**	**30,986**	**141,859**	**218,284**
% per maturity date					13.8%	4.6%	5.7%	12.9%	11.3%	51.7%	
Total 12/31/2022	**223,123**	**(4,839)**	**218,284**	**100.0%**	**44,404**	**12,196**	**17,088**	**26,316**	**20,488**	**97,792**	
% per maturity date					20.3%	5.6%	7.8%	12.1%	9.4%	44.8%	

At 09/30/2023, ITAÚ UNIBANCO HOLDING's portfolio comprises Financial Bills in the amount of R$ 1,164 (R$ 1,039 at 12/31/2022) with maturity over 365 days.

e) Held to maturity securities

See below the composition of the portfolio of Held to maturity securities by type, stated at cost and by maturity term. The cost includes an added/(reduced) value of R$ (683) (R$ (978) at 12/31/2022) referring to the adjustment to fair value of securities reclassified from Available for sale to Held to maturity.

	09/30/2023									12/31/2022	
	Cost	**%**	**0 - 30**	**31 - 90**	**91 - 180**	**181 - 365**	**366 - 720**	**Over 720 days**	**Fair value**	**Cost**	**Fair value**
Government securities - Brazil	**103,236**	**61.2%**	**-**	**-**	**23,743**	**12,829**	**25,919**	**40,745**	**101,745**	**103,458**	**100,336**
National treasury bills	51,587	30.6%	-	-	23,743	8,064	9,506	10,274	51,762	45,108	44,246
National treasury notes	10,292	6.1%	-	-	-	-	2,031	8,261	10,748	10,177	10,390
Brazilian external debt bonds	41,357	24.5%	-	-	-	4,765	14,382	22,210	39,235	48,173	45,700
Government securities - Latin America	**6,679**	**4.0%**	**60**	**62**	**105**	**1,222**	**3,377**	**1,853**	**6,513**	**6,730**	**6,709**
Government securities - abroad	**20,605**	**12.2%**	**1,770**	**2,599**	**3,129**	**7,223**	**5,138**	**746**	**20,494**	**20,266**	**19,965**
Corporate securities	**38,239**	**22.6%**	**51**	**458**	**646**	**1,285**	**3,755**	**32,044**	**36,664**	**39,033**	**36,987**
Real estate receivables certificates	2,916	1.7%	-	-	15	51	1,411	1,439	2,757	3,148	2,911
Debentures	34,757	20.6%	-	104	553	1,224	2,344	30,532	33,337	35,486	33,677
Eurobonds and other	73	-	-	-	-	-	-	73	75	51	52
Other	493	0.3%	51	354	78	10	-	-	495	348	347
Total	**168,759**	**100.0%**	**1,881**	**3,119**	**27,623**	**22,559**	**38,189**	**75,388**	**165,416**	**169,487**	**163,997**
% per maturity date			1.1%	1.8%	16.4%	13.4%	22.6%	44.7%			
Total - 12/31/2022	**169,487**	**100.0%**	**14,161**	**1,125**	**2,014**	**8,592**	**46,637**	**96,958**	**163,997**		
% per maturity date			8.4%	0.7%	1.2%	5.1%	27.5%	57.1%			

In order to reflect lhe current risk management strategy, in lhe period ended at 09/30/2023, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Government securities - Brazil in the amount of R$ 249, before classified as Trading securities.

f) Derivative financial instruments

ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure.

Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.

Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.

Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.

ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk.

CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the buyer of protection is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.

TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 14,845 (R$ 5,645 at 12/31/2022) and was basically composed of government securities.

Further information on parameters used to manage risks may be found in Note 21 - Risk, Capital Management and Fixed Asset Limits.

I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated at cost, fair value and maturity date.

	09/30/2023										12/31/2022
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Assets											
Swaps – adjustment receivable	20,073	23,062	43,135	62.6%	1,007	954	5,013	2,712	8,225	25,224	47,109
Option agreements	16,186	(2,797)	13,389	19.5%	3,338	6,733	898	582	676	1,162	23,854
Forwards	3,346	5	3,351	4.9%	3,174	18	137	5	-	17	336
Credit derivatives	428	(110)	318	0.5%	-	2	9	7	28	272	491
NDF - Non Deliverable Forward	7,468	609	8,077	11.8%	1,356	1,592	3,023	1,006	770	330	6,140
Other derivative financial instruments	216	244	460	0.7%	217	2	2	5	12	222	411
Total	**47,717**	**21,013**	**68,730**	**100.0%**	**9,092**	**9,301**	**9,082**	**4,317**	**9,711**	**27,227**	**78,341**
% per maturity date					13.2%	13.5%	13.2%	6.3%	14.1%	39.7%	
Total 12/31/2022	**52,610**	**25,731**	**78,341**	**100.0%**	**22,526**	**3,120**	**4,041**	**8,359**	**10,106**	**30,189**	
% per maturity date					28.8%	4.0%	5.2%	10.7%	12.9%	38.4%	

	09/30/2023										12/31/2022
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Liabilities											
Swaps – adjustment payable	(19,829)	(20,331)	(40,160)	62.7%	(1,077)	(1,436)	(3,827)	(2,472)	(6,623)	(24,725)	(39,460)
Option agreements	(15,673)	1,376	(14,297)	22.3%	(403)	(9,750)	(750)	(759)	(620)	(2,015)	(31,143)
Forwards	(3,129)	(2)	(3,131)	4.9%	(3,115)	-	-	-	-	(16)	(63)
Credit derivatives	(479)	159	(320)	0.5%	(1)	-	(3)	(1)	(12)	(303)	(604)
NDF - Non Deliverable Forward	(6,573)	(383)	(6,956)	9.3%	(1,264)	(1,503)	(1,347)	(1,063)	(562)	(227)	(6,626)
Other derivative financial instruments	(75)	(148)	(223)	0.3%	(2)	(4)	(8)	(4)	(69)	(136)	(616)
Total	**(44,758)**	**(19,329)**	**(64,087)**	**100.0%**	**(5,852)**	**(12,693)**	**(5,935)**	**(4,299)**	**(7,886)**	**(27,422)**	**(78,512)**
% per maturity date					9.1%	19.8%	9.3%	6.7%	12.2%	42.9%	
Total 12/31/2022	**(56,292)**	**(22,220)**	**(78,512)**	**100.0%**	**(8,381)**	**(5,577)**	**(11,332)**	**(17,268)**	**(9,085)**	**(26,869)**	
% per maturity date					10.7%	7.1%	14.4%	22.0%	11.6%	34.2%	

The result of derivative financial instruments totaled R$ 453 (R$ 1,859 from 01/01 to 09/30/2022).

II - Derivatives by index and risk factor

	Off-balance sheet / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value	
	09/30/2023	12/31/2022	09/30/2023	09/30/2023	09/30/2023	12/31/2022
Future contracts	**865,620**	**1,020,605**	**-**	**-**	**-**	**-**
Purchase commitments	**266,378**	**418,886**	**-**	**-**	**-**	**-**
Shares	3,956	3,395	-	-	-	-
Commodities	623	503	-	-	-	-
Interest	244,299	385,229	-	-	-	-
Foreign currency	17,500	29,759	-	-	-	-
Commitments to sell	**599,242**	**601,719**	**-**	**-**	**-**	**-**
Shares	3,465	11,702	-	-	-	-
Commodities	6,110	3,896	-	-	-	-
Interest	560,216	557,806	-	-	-	-
Foreign currency	29,451	28,315	-	-	-	-
Swap contracts			**244**	**2,731**	**2,975**	**7,649**
Asset position	**2,069,228**	**1,571,025**	**20,073**	**23,062**	**43,135**	**47,109**
Shares	191	-	1	2	3	-
Commodities	666	222	1	3	4	2
Interest	1,894,233	1,509,045	17,646	18,481	36,127	44,622
Foreign currency	174,138	61,758	2,425	4,576	7,001	2,485
Liability position	**2,069,228**	**1,571,025**	**(19,829)**	**(20,331)**	**(40,160)**	**(39,460)**
Shares	3,174	1,604	(347)	248	(99)	(121)
Commodities	2,005	609	(74)	60	(14)	(4)
Interest	1,864,262	1,491,476	(18,064)	(15,385)	(33,449)	(37,009)
Foreign currency	199,787	77,336	(1,344)	(5,254)	(6,598)	(2,326)
Option contracts	**2,000,674**	**1,362,928**	**513**	**(1,421)**	**(908)**	**(7,289)**
Purchase commitments - long position	**304,843**	**269,908**	**5,821**	**(581)**	**5,240**	**2,588**
Shares	93,210	131,508	4,562	(833)	3,729	1,650
Commodities	2,406	2,347	256	(15)	241	36
Interest	171,192	96,525	150	786	936	347
Foreign currency	38,035	39,528	853	(519)	334	555
Commitments to sell - long position	**695,697**	**419,044**	**10,365**	**(2,216)**	**8,149**	**21,266**
Shares	94,463	138,899	9,160	(2,194)	6,966	20,687
Commodities	1,215	904	34	(3)	31	12
Interest	575,599	256,483	340	83	423	57
Foreign currency	24,420	22,758	831	(102)	729	510
Purchase commitments - short position	**283,761**	**231,514**	**(4,353)**	**(1,632)**	**(5,985)**	**(8,814)**
Shares	89,215	131,361	(3,217)	(476)	(3,693)	(4,293)
Commodities	1,419	2,000	(54)	2	(52)	(10)
Interest	156,703	72,274	(203)	(1,515)	(1,718)	(1,447)
Foreign currency	36,424	25,879	(879)	357	(522)	(3,064)
Commitments to sell - short position	**716,373**	**442,462**	**(11,320)**	**3,008**	**(8,312)**	**(22,329)**
Shares	95,446	137,322	(9,986)	3,289	(6,697)	(18,554)
Commodities	2,325	963	(90)	(3)	(93)	(22)
Interest	588,628	270,585	(328)	(76)	(404)	(79)
Foreign currency	29,974	33,592	(916)	(202)	(1,118)	(3,674)
Forward operations	**7,026**	**4,755**	**217**	**3**	**220**	**273**
Purchases receivable	**1,522**	**187**	**1,552**	**(1)**	**1,551**	**183**
Shares	37	157	37	(1)	36	153
Interest	1,485	30	1,485	-	1,485	30
Foreign currency	-	-	30	-	30	-
Purchases payable obligations	**30**	**-**	**(1,532)**	**-**	**(1,532)**	**(30)**
Commodities	-	-	(17)	-	(17)	-
Interest	-	-	(1,485)	-	(1,485)	(30)
Foreign currency	30	-	(30)	-	(30)	-
Sales receivable	**3,101**	**3,901**	**1,794**	**6**	**1,800**	**153**
Shares	184	126	179	-	179	124
Commodities	17	6	17	1	18	6
Interest	1	-	1,568	-	1,568	23
Foreign currency	2,899	3,769	30	5	35	-
Sales deliverable obligations	**2,373**	**667**	**(1,597)**	**(2)**	**(1,599)**	**(33)**
Interest	1,568	23	(1,567)	(2)	(1,569)	(23)
Foreign currency	805	644	(30)	-	(30)	(10)
Credit derivatives	**49,324**	**43,808**	**(51)**	**49**	**(2)**	**(113)**
Asset position	**28,021**	**28,724**	**428**	**(110)**	**318**	**491**
Shares	3,611	2,192	91	38	129	86
Commodities	13	-	-	-	-	-
Interest	24,397	26,532	337	(148)	189	405
Liability position	**21,303**	**15,084**	**(479)**	**159**	**(320)**	**(604)**
Shares	1,970	2,846	(42)	(34)	(76)	(116)
Commodities	4	-	-	-	-	-
Interest	19,329	12,238	(437)	193	(244)	(488)
Foreign currency		-			-	-
NDF - Non Deliverable Forward	**373,273**	**326,099**	**1,895**	**226**	**2,121**	**(486)**
Asset position	**195,891**	**162,553**	**7,468**	**609**	**8,077**	**6,140**
Commodities	3,740	2,943	539	(81)	458	341
Foreign currency	192,151	159,610	6,929	690	7,619	5,799
Liability position	**177,382**	**163,546**	**(5,573)**	**(383)**	**(5,956)**	**(6,626)**
Commodities	1,832	867	(109)	(30)	(139)	(85)
Foreign currency	175,550	162,679	(5,464)	(353)	(5,817)	(6,541)
Other derivative financial instruments	**8,681**	**8,251**	**141**	**96**	**237**	**(205)**
Asset position	**6,958**	**7,340**	**216**	**244**	**460**	**411**
Shares	1,374	1,096	-	45	45	61
Commodities	103	72	1	-	1	1
Interest	5,402	6,172	216	(10)	107	349
Foreign currency	79	-	(1)	216	217	-
Liability position	**1,723**	**911**	**(75)**	**(148)**	**(223)**	**(616)**
Shares	811	467	-	(9)	(9)	(5)
Commodities	78	47	-	(1)	(1)	(7)
Interest	207	303	(74)	(16)	(90)	(216)
Foreign currency	627	94	(1)	(122)	(123)	(388)
		Asset	**47,717**	**21,013**	**68,730**	**78,341**
		Liability	**(44,758)**	**(19,329)**	**(64,087)**	**(78,512)**
		Total	**2,959**	**1,684**	**4,643**	**(171)**

Derivatives contracts mature as follows (in days)

Off-balance sheet / notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	09/30/2023	12/31/2022
Future contracts	139,416	408,629	122,739	194,836	865,620	1,020,605
Swap contracts	44,645	633,485	240,412	1,150,686	2,069,228	1,571,025
Option contracts	455,639	1,368,621	124,898	51,516	2,000,674	1,362,928
Forwards	3,773	1,001	2,235	17	7,026	4,755
Credit derivatives	-	17,127	832	31,365	49,324	43,808
NDF - Non Deliverable Forward	116,020	170,727	48,934	37,592	373,273	326,099
Other derivative financial instruments	588	630	945	6,518	8,681	8,251

III - Derivatives by notional amount

See below the composition of the Derivative financial instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	09/30/2023						
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	**865,613**	**1,368,667**	**1,887,775**	**3,897**	**23,208**	**106,205**	**-**
Over-the-counter market	**7**	**700,561**	**112,899**	**3,129**	**26,116**	**267,068**	**8,681**
Financial institutions	-	560,730	59,133	3,053	26,116	125,964	5,065
Companies	7	123,946	51,903	76	-	138,460	3,615
Individuals	-	15,885	1,863	-	-	2,644	1
Total	**865,620**	**2,069,228**	**2,000,674**	**7,026**	**49,324**	**373,273**	**8,681**
Total 12/31/2022	**1,020,605**	**1,571,025**	**1,362,928**	**4,755**	**43,808**	**326,099**	**8,251**

IV - Credit derivatives

See below the composition of the Credit derivatives portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	09/30/2023			12/31/2022		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(20,881)	11,969	(8,912)	(18,156)	9,652	(8,504)
TRS	(16,474)	-	(16,474)	(16,000)	-	(16,000)
Total	**(37,355)**	**11,969**	**(25,386)**	**(34,156)**	**9,652**	**(24,504)**

The effect of the risk received on the reference equity (Note 21c) was R$ 120 (R$ 108 at 12/31/2022).

During the periods, there were no credit events relating to the taxable events provided for in the agreements.

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated loans / Assets transactions / Funding and Agreements to resell) and exposures to future exchange rate (unrecognized highly probable forecast transactions) related to its variable interest rate risk (CDI / SOFR / UF* / TPM* / Selic) and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, SOFR, UF*, TPM*, Selic and foreign exchange rates. *UF - Chilean Unit of Account / TPM Monetary Policy Rate.

Strategies	09/30/2023					
	Hedge item				Hedge instruments	
	Book value		Variation in the amounts recognized in Stockholders' equity [1]	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	124,128	(434)	(312)	124,562	(434)
Hedge of assets transactions	7,270	-	(79)	(79)	7,193	(79)
Hedge of asset-backed securities under repurchase agreements	38,557	-	532	50	38,805	532
Hedge of assets denominated in UF	14,647	-	7	10	14,761	7
Hedge of funding	-	3,188	28	(27)	3,216	28
Hedge of loan operations	12,285	-	9	28	12,276	9
Foreign exchange risk						
Hedge of highly probable forecast transactions	-	165	(6)	83	159	(6)
Hedge of funding	-	2,905	2	2	2,907	2
Total	**72,759**	**130,386**	**59**	**(245)**	**203,879**	**59**

Strategies	12/31/2022					
	Hedge item				Hedge instruments	
	Book value		Variation in the amounts recognized in Stockholders' equity [1]	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	148,727	1,170	1,170	148,090	1,221
Hedge of assets transactions	6,894	-	(367)	(367)	6,528	(367)
Hedge of asset-backed securities under repurchase agreements	52,916	-	(1,508)	(1,508)	50,848	(1,508)
Hedge of assets denominated in UF	7,871	-	16	16	7,853	16
Hedge of funding	-	4,692	91	91	4,783	91
Hedge of loan operations	3,283	-	(6)	(6)	3,288	(6)
Foreign exchange risk						
Hedge of highly probable forecast transactions	-	343	4	110	343	4
Hedge of funding	-	2,549	(6)	(6)	2,543	(6)
Total	**70,964**	**156,311**	**(606)**	**(500)**	**224,276**	**(555)**

1) Recorded under heading Other comprehensive income.

Hedge instruments	09/30/2023						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Futures	170,560	129	104	19	19	-	(94)
Forward	14,639	101	-	7	7	-	-
Swaps	15,614	77	106	37	37	-	7
Foreign exchange risk [4]							
Futures	23	-	-	(1)	(1)	-	(8)
Forward	2,918	-	329	(4)	(4)	-	-
Swaps	125	-	1	1	1	-	-
Total	**203,879**	**307**	**540**	**59**	**59**	**-**	**(95)**

Hedge instruments	12/31/2022						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Futures	205,466	31	27	(654)	(705)	51	-
Forward	7,853	-	646	16	16	-	1
Swaps	8,071	201	11	85	85	-	-
Foreign exchange risk [4]							
Futures	249	2	-	-	-	-	378
Forward	2,278	136	1	(1)	(1)	-	-
Swaps	359	54	-	(1)	(1)	-	-
Total	**224,276**	**424**	**685**	**(555)**	**(606)**	**51**	**379**

1) Recorded under heading Derivative financial instruments.
2) Recorded under heading Other comprehensive income.
3) DI Futures negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.
4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.

The gains or (losses) related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to recognize in results in the following 12 months, totaling R$ (293) (R$ 938 at 12/31/2022).

II) Market risk - The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts and exposures to future exchange rates, which are attributable to changes in interest rates and foreign exchange rate risk, relating to recognized assets and liabilities.

Strategies	09/30/2023						
	Hedge item					Hedge instruments	
	Book value		Fair value		Variation in value recognized in income [1]	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	10,674	-	10,459	-	(215)	10,674	217
Hedge of funding	-	12,463	-	11,920	543	12,463	(549)
Hedge of available for sale securities	27,127	-	26,189	-	(938)	25,654	938
Hedge of other financial assets	31,299	-	30,605	-	(694)	30,301	694
Foreign exchange risk							
Hedge of firm commitments	-	401	-	412	(11)	400	11
Total	**69,100**	**12,864**	**67,253**	**12,332**	**(1,315)**	**79,492**	**1,311**

Strategies	12/31/2022						
	Hedge item					Hedge instruments	
	Book value		Fair value		Variation in value recognized in income [1]	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	16,031	-	15,582	-	(449)	16,031	448
Hedge of funding	-	14,603	-	13,905	698	14,603	(703)
Hedge of available for sale securities	21,551	-	20,265	-	(1,286)	20,243	1,283
Hedge of other financial assets	31,597	-	30,679	-	(918)	30,904	931
Total	**69,179**	**14,603**	**66,526**	**13,905**	**(1,955)**	**81,781**	**1,959**

1) Recorded under heading results from Securities, derivative financial instruments and other.

The amount of R$ 118 (R$ 0 at 12/31/2022) was recorded in result, related to operations that are no longer qualified as hedge.

Hedge instruments	09/30/2023				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	56,484	1,352	1,048	191	(4)
Other Derivatives	1,858	-	1,936	1,295	-
Futures	20,750	28	59	(186)	-
Foreign exchange risk					
Futures	400	-	-	11	-
Total	**79,492**	**1,380**	**3,043**	**1,311**	**(4)**

Hedge instruments	12/31/2022				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	40,942	1,654	929	226	(9)
Other Derivatives	2,224	-	5,407	1,487	-
Futures	38,615	4	-	246	13
Total	**81,781**	**1,658**	**6,336**	**1,959**	**4**

1) Recorded under heading Derivative financial instruments.

To protect against market risk variation upon receipt and payment of interest, and exposures to future exchange rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts and currency futures. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – UF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, England and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy for net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

	09/30/2023					
	Hedge item				Hedge instruments	
Strategies	Book value		Variation in value recognized in Stockholders' equity (1)	Foreign currency conversion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	17,399	-	(12,379)	(12,379)	18,464	(12,603)
Total	**17,399**	**-**	**(12,379)**	**(12,379)**	**18,464**	**(12,603)**

	12/31/2022					
	Hedge item				Hedge instruments	
Strategies	Book value		Variation in value recognized in Stockholders' equity (1)	Foreign currency conversion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	8,983	-	(12,825)	(12,825)	9,933	(13,032)
Total	**8,983**	**-**	**(12,825)**	**(12,825)**	**9,933**	**(13,032)**

1) Recorded under heading Other comprehensive income.

The remaining balance in the reserve of foreing currency conversion, for which the accounting hedge is no longer applied, is R$ (23) (R$ (1,788) at 12/31/2022), with no effect on the result due to the maintenance of investments abroad.

Hedge instruments	09/30/2023						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Future	2,126	8	-	(5,651)	(5,608)	(43)	135
Future / NDF - Non Deliverable Forward	11,486	251	109	(3,701)	(3,513)	(188)	(104)
Future / Financial Assets	4,852	6,459	327	(3,251)	(3,258)	7	-
Total	**18,464**	**6,718**	**436**	**(12,603)**	**(12,379)**	**(224)**	**31**

Hedge instruments	12/31/2022						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Future	1,673	-	-	(5,710)	(5,668)	(42)	-
Future / NDF - Non Deliverable Forward	5,186	176	126	(1,829)	(1,703)	(126)	-
Future / Financial Assets	3,074	4,380	1,839	(5,493)	(5,454)	(39)	-
Total	**9,933**	**4,556**	**1,965**	**(13,032)**	**(12,825)**	**(207)**	**-**

1) Recorded under heading Securities and Derivative Financial Instruments.
2) Recorded under heading Other comprehensive income.
3) Futures negotiated on B3 and Financial Assets or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investiment in foreign operations:

	09/30/2023							
	0-1 year	**1-2 years**	**2-3 years**	**3-4 years**	**4-5 years**	**5-10 years**	**Over 10 years**	**Total**
Hedge of deposits and securities purchased under agreements to resell	97,757	13,466	4,206	7,039	895	1,199	-	124,562
Hedge of highly probable forecast transactions	159	-	-	-	-	-	-	159
Hedge of assets transactions	7,193	-	-	-	-	-	-	7,193
Hedge of assets denominated in UF	14,761	-	-	-	-	-	-	14,761
Hedge of funding (Cash flow)	3,610	1,206	-	358	579	370	-	6,123
Hedge of loan operations (Cash flow)	5,968	2,702	925	-	2,681	-	-	12,276
Hedge of loan operations (Market risk)	1,957	1,315	2,304	1,152	2,860	1,086	-	10,674
Hedge of funding (Market risk)	3,329	1,429	1,478	489	485	4,948	305	12,463
Hedge of available for sale securities	6,091	3,689	1,789	1,767	4,210	5,871	2,237	25,654
Hedge of asset-backed securities under repurchase agreements	-	20,098	9,471	9,236	-	-	-	38,805
Hedge of net investment in foreign operations [1]	18,464	-	-	-	-	-	-	18,464
Hedge of other financial assets (Market risk)	571	1,055	7,569	1,101	8,940	7,928	3,137	30,301
Hedge of firm commitments (Market risk)	400	-	-	-	-	-	-	400
Total	**160,260**	**44,960**	**27,742**	**21,142**	**20,650**	**21,402**	**5,679**	**301,835**

	12/31/2022							
	0-1 year	**1-2 years**	**2-3 years**	**3-4 years**	**4-5 years**	**5-10 years**	**Over 10 years**	**Total**
Hedge of deposits and securities purchased under agreements to resell	108,434	25,566	8,822	-	4,532	736	-	148,090
Hedge of highly probable forecast transactions	343	-	-	-	-	-	-	343
Hedge of assets transactions	-	6,528	-	-	-	-	-	6,528
Hedge of assets denominated in UF	7,853	-	-	-	-	-	-	7,853
Hedge of funding (Cash flow)	5,776	578	-	675	-	297	-	7,326
Hedge of loan operations (Cash flow)	-	1,577	1,161	-	550	-	-	3,288
Hedge of loan operations (Market risk)	2,351	3,395	1,244	2,539	2,749	3,753	-	16,031
Hedge of funding (Market risk)	1,673	885	1,288	3,091	579	4,981	2,106	14,603
Hedge of available for sale securities	4,245	1,557	3,069	943	1,750	5,451	3,228	20,243
Hedge of asset-backed securities under repurchase agreements	16,696	9,705	22,740	1,085	622	-	-	50,848
Hedge of net investment in foreign operations [1]	9,933	-	-	-	-	-	-	9,933
Hedge of other financial assets (Market risk)	21,064	524	968	1,703	520	4,987	1,138	30,904
Total	**178,368**	**50,315**	**39,292**	**10,036**	**11,302**	**20,205**	**6,472**	**315,990**

1) Classified as current, since instruments are frequently renewed.

g) Sensitivity analysis (trading and banking portfolios)

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	09/30/2023		
Risk factors	Risk of variations in:	Scenarios (1)		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	0.1	(89.5)	(232.4)
Currency Coupon	Foreign Exchange Coupon Rates	0.6	(17.0)	(16.6)
Foreign Currency	Foreign Exchange Rates	(3.1)	(134.4)	(101.7)
Price Indices	Inflation Coupon Rates	(1.6)	(165.4)	(323.1)
Equities	Prices of Equities	2.0	18.3	(205.9)
Other	Exposures that do not fall under the definitions above	(0.4)	(7.3)	(21.4)
Total		**(2.4)**	**(395.3)**	**(901.1)**

1) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	09/30/2023		
Risk factors	Risk of variations in:	Scenarios (1)		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(12.5)	(3,382.7)	(6,574.3)
Currency Coupon	Foreign Exchange Coupon Rates	(1.2)	(300.0)	(541.5)
Foreign Currency	Foreign Exchange Rates	(0.4)	(196.3)	(210.1)
Price Indices	Inflation Coupon Rates	(1.6)	(262.9)	(572.2)
TR	TR Coupon Rates	0.2	(50.8)	(152.5)
Equities	Prices of Equities	6.7	(95.6)	(432.4)
Other	Exposures that do not fall under the definitions above	(0.4)	(7.5)	(21.9)
Total		**(9.2)**	**(4,295.8)**	**(8,504.9)**

1) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

Scenario I: Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices.

Scenario II: Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Scenario III: Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Note 6 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I - By type of operations and risk level

Risk levels	09/30/2023										12/31/2022
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**414,484**	**155,657**	**69,869**	**34,028**	**8,558**	**5,648**	**5,445**	**4,673**	**17,691**	**716,053**	**739,407**
Loans and discounted trade receivables	158,004	124,253	60,241	27,146	6,875	4,502	4,775	4,194	15,434	405,424	434,320
Financing	85,872	18,262	6,117	4,741	882	756	325	320	1,642	118,917	126,114
Farming financing	15,278	3,551	418	24	47	3	10	3	2	19,336	14,380
Real estate financing	155,330	9,591	3,093	2,117	754	387	335	156	613	172,376	164,593
Lease operations	**2,472**	**3,549**	**852**	**598**	**97**	**62**	**16**	**15**	**76**	**7,737**	**7,849**
Credit card operations	**2,993**	**109,890**	**13,527**	**2,234**	**1,117**	**1,327**	**1,341**	**1,979**	**6,923**	**141,331**	**148,471**
Advance on exchange contracts (1)	**9,903**	**404**	**296**	**31**	**20**	**22**	**16**	**1**	**1**	**10,694**	**9,613**
Other sundry receivables (2)	**20,241**	**1,082**	**628**	**31**	**169**	**78**	**27**	**2,749**	**347**	**25,352**	**848**
Total operations with credit granting characteristics	**450,093**	**270,582**	**85,172**	**36,922**	**9,961**	**7,137**	**6,845**	**9,417**	**25,038**	**901,167**	**906,188**
Financial guarantees provided (3)										**94,939**	**91,779**
Total with Financial guarantees provided	**450,093**	**270,582**	**85,172**	**36,922**	**9,961**	**7,137**	**6,845**	**9,417**	**25,038**	**996,106**	**997,967**
Total operations with credit granting characteristics at 12/31/2022	**449,567**	**277,998**	**83,345**	**34,004**	**13,122**	**8,492**	**7,436**	**7,272**	**24,952**	**906,188**	

1) Includes advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a).
2) Includes securities and credits receivable, debtors for purchase of assets and Endorsements and sureties honored.
3) Recorded in Offsetting accounts.

In ITAÚ UNIBANCO HOLDING, the portfolio consists of Loan operations R$ 70,557 (R$ 67,992 at 12/31/2022), Other credits - Operations with credit granting characteristics R$ 78,752 (R$ 77,942 at 12/31/2022) and Lease operations R$ 59 (R$ 79 at 12/31/2022), and the total fair value of these operations is R$ 149,368 (R$ 146,013 at 12/31/2022).

II - By maturity and risk level

	09/30/2023										12/31/2022
	AA	A	B	C	D	E	F	G	H	Total	Total
					Overdue Operations [1]						
Falling due installments	**-**	**-**	**3,414**	**3,818**	**2,161**	**2,121**	**1,981**	**1,832**	**8,310**	**23,637**	**21,094**
01 to 30	-	-	133	168	102	103	100	136	449	1,191	1,048
31 to 60	-	-	117	151	90	91	87	80	389	1,005	1,001
61 to 90	-	-	120	157	87	89	85	80	380	998	871
91 to 180	-	-	308	390	231	239	228	216	1,009	2,621	2,383
181 to 365	-	-	502	628	374	391	371	352	1,624	4,242	3,909
Over 365 days	-	-	2,234	2,324	1,277	1,208	1,110	968	4,459	13,580	11,882
Overdue installments	**-**	**-**	**907**	**1,138**	**1,226**	**1,703**	**1,799**	**3,119**	**12,621**	**22,513**	**23,122**
01 to 14	-	-	13	56	32	37	38	30	179	385	359
15 to 30	-	-	863	198	136	148	109	83	418	1,955	1,844
31 to 60	-	-	31	842	162	470	275	252	540	2,572	2,506
61 to 90	-	-	-	29	861	122	432	331	632	2,407	2,521
91 to 180	-	-	-	13	35	869	886	2,374	2,307	6,484	6,900
181 to 365	-	-	-	-	-	57	59	49	8,431	8,596	8,845
Over 365 days	-	-	-	-	-	-	-	-	114	114	147
Subtotal (a)	**-**	**-**	**4,321**	**4,956**	**3,387**	**3,824**	**3,780**	**4,951**	**20,931**	**46,150**	**44,216**
Subtotal 12/31/2022	**-**	**-**	**3,988**	**4,522**	**3,796**	**4,137**	**4,360**	**5,039**	**18,374**	**44,216**	
					Non-overdue operations						
Falling due installments	**449,152**	**269,308**	**80,452**	**31,766**	**6,509**	**3,244**	**2,996**	**4,356**	**4,017**	**851,800**	**857,842**
01 to 30	41,505	59,648	14,648	4,046	480	313	433	2,937	688	124,698	120,450
31 to 60	29,983	26,289	5,872	2,343	319	194	180	89	260	65,529	74,268
61 to 90	22,862	19,189	5,961	1,838	340	137	107	65	133	50,632	49,273
91 to 180	43,718	36,810	11,761	4,263	648	287	259	165	358	98,269	104,052
181 to 365	62,389	39,814	13,102	6,163	906	454	378	241	702	124,149	119,497
Over 365 days	248,695	87,558	29,108	13,113	3,816	1,859	1,639	859	1,876	388,523	390,302
Overdue up to 14 days	**941**	**1,274**	**399**	**200**	**65**	**69**	**69**	**110**	**90**	**3,217**	**4,130**
Subtotal (b)	**450,093**	**270,582**	**80,851**	**31,966**	**6,574**	**3,313**	**3,065**	**4,466**	**4,107**	**855,017**	**861,972**
Subtotal 12/31/2022	**449,567**	**277,998**	**79,357**	**29,482**	**9,326**	**4,355**	**3,076**	**2,233**	**6,578**	**861,972**	
					09/30/2023						
Total Portfolio (a+b)	**450,093**	**270,582**	**85,172**	**36,922**	**9,961**	**7,137**	**6,845**	**9,417**	**25,038**	**901,167**	**906,188**
Allowance [2]	(2,166)	(2,360)	(3,011)	(3,142)	(2,987)	(3,568)	(4,791)	(9,332)	(25,038)	(57,186)	(56,590)
Current provision										**(28,582)**	**(28,817)**
Non-current provision										**(28,604)**	**(27,773)**
					12/31/2022						
Total Portfolio	**449,567**	**277,998**	**83,345**	**34,004**	**13,122**	**8,492**	**7,436**	**7,272**	**24,952**	**906,188**	
Allowance [2]	(2,017)	(2,456)	(2,326)	(3,397)	(3,935)	(4,245)	(5,204)	(7,271)	(24,952)	(56,590)	

1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptancy.

2) Includes Provision for Loan Commitments and Financial Guarantees Provided.

In Overdue operations, the balance of non-accrual operations amounts to R$ 32,960 (R$ 32,201 at 12/31/2022).

The following table presents the maturity and risk level of ITAÚ UNIBANCO HOLDING's portfolio:

	09/30/2023										12/31/2022
	AA	A	B	C	D	E	F	G	H	Total	Total
					Overdue Operations [1]						
Falling due installments	**-**	**-**	**813**	**1,119**	**556**	**508**	**254**	**216**	**2,472**	**5,938**	**5,467**
01 to 30	-	-	46	64	31	27	14	11	139	332	288
31 to 60	-	-	43	55	27	23	12	10	121	291	283
61 to 90	-	-	42	55	27	23	12	10	118	287	249
91 to 180	-	-	115	149	72	62	32	26	311	767	684
181 to 365	-	-	192	249	118	103	53	44	495	1,254	1,138
Over 365 days	-	-	375	547	281	270	131	115	1,288	3,007	2,825
Overdue installments	**-**	**-**	**280**	**374**	**399**	**597**	**620**	**1,107**	**4,962**	**8,339**	**9,171**
01 to 14	-	-	3	29	14	12	5	4	62	129	119
15 to 30	-	-	270	46	21	26	17	9	86	475	483
31 to 60	-	-	7	293	46	173	47	20	165	751	879
61 to 90	-	-	-	4	313	40	211	45	191	804	1,005
91 to 180	-	-	-	2	5	345	339	1,028	747	2,466	2,903
181 to 365						1	1	1	3,676	3,679	3,758
Over 365 days	-	-	-	-	-	-	-	-	35	35	24
Subtotal (a)	**-**	**-**	**1,093**	**1,493**	**955**	**1,105**	**874**	**1,323**	**7,434**	**14,277**	**14,638**
Subtotal 12/31/2022	**-**	**-**	**1,167**	**1,525**	**1,191**	**1,453**	**1,377**	**1,393**	**6,532**	**14,638**	
					Non-overdue operations						
Falling due installments	**36,786**	**82,069**	**9,681**	**2,865**	**677**	**644**	**453**	**332**	**884**	**134,391**	**130,619**
01 to 30	3,085	29,725	3,164	273	76	102	69	43	127	36,664	36,467
31 to 60	1,951	13,079	1,530	198	49	57	39	25	66	16,994	17,941
61 to 90	1,793	8,813	1,089	176	41	46	32	20	51	12,061	10,929
91 to 180	4,667	14,441	1,947	425	92	99	66	45	105	21,887	21,160
181 to 365	7,694	8,921	1,294	580	119	104	71	56	126	18,965	17,927
Over 365 days	17,596	7,090	657	1,213	300	236	176	143	409	27,820	26,195
Overdue up to 14 days	**96**	**458**	**76**	**26**	**8**	**10**	**9**	**5**	**12**	**700**	**756**
Subtotal (b)	**36,882**	**82,527**	**9,757**	**2,891**	**685**	**654**	**462**	**337**	**896**	**135,091**	**131,375**
Subtotal 12/31/2022	**34,703**	**82,344**	**8,733**	**1,680**	**1,325**	**745**	**544**	**421**	**880**	**131,375**	
					09/30/2023						
Total Portfolio (a+b)	**36,882**	**82,527**	**10,850**	**4,384**	**1,640**	**1,759**	**1,336**	**1,660**	**8,330**	**149,368**	**146,013**
Allowance [2]	(184)	(824)	(867)	(440)	(496)	(906)	(948)	(1,660)	(8,330)	(14,655)	(14,552)
Current provision										**(11,246)**	**(12,727)**
Non-current provision										**(3,409)**	**(1,825)**
					12/31/2022						
Total Portfolio	**34,703**	**82,344**	**9,900**	**3,205**	**2,516**	**2,198**	**1,921**	**1,814**	**7,412**	**146,013**	
Allowance [2]	(173)	(823)	(776)	(322)	(757)	(1,119)	(1,357)	(1,813)	(7,412)	(14,552)	

1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptancy.

2) Includes Provision for Loan Commitments.

In Overdue operations, the balance of non-accrual operations amounts to R$ 10,765 (R$ 11,076 at 12/31/2022).

III - By business sector

	09/30/2023	%	12/31/2022	%
Public Sector	**3,536**	**0.4%**	**3,618**	**0.4%**
Petrochemical and chemical	352	-	183	-
State and local governments	1,821	0.2%	1,802	0.2%
Sundry	1,363	0.2%	1,633	0.2%
Private sector	**897,631**	**99.6%**	**902,570**	**99.6%**
Companies	**403,400**	**44.8%**	**406,238**	**44.9%**
Sugar and alcohol	4,160	0.4%	3,085	0.3%
Agribusiness and fertilizers	24,214	2.7%	26,225	2.9%
Food and beverage	20,285	2.3%	22,167	2.4%
Banks and other financial institutions	13,734	1.5%	15,432	1.7%
Capital assets	7,701	0.9%	7,337	0.8%
Pulp and paper	4,170	0.5%	4,272	0.5%
Publishing and printing	2,419	0.3%	2,168	0.2%
Electronic and IT	8,071	0.9%	8,735	1.0%
Packaging	3,955	0.4%	4,584	0.5%
Energy and sewage	7,780	0.9%	8,196	0.9%
Education	3,516	0.4%	3,386	0.4%
Pharmaceuticals and cosmetics	11,151	1.2%	11,381	1.3%
Real estate agents	38,872	4.3%	33,856	3.7%
Entertainment and tourism	7,993	0.9%	7,756	0.9%
Wood and furniture	6,588	0.7%	7,349	0.8%
Construction materials	7,444	0.8%	7,591	0.8%
Steel and metallurgy	11,895	1.3%	11,491	1.3%
Media	819	0.1%	801	0.1%
Mining	5,158	0.6%	4,829	0.6%
Infrastructure work	8,649	0.9%	9,021	0.9%
Oil and gas (1)	10,080	1.1%	9,913	1.1%
Petrochemical and chemical	10,759	1.2%	12,015	1.3%
Health care	5,536	0.6%	5,706	0.6%
Insurance, reinsurance and pension plans	234	-	196	-
Telecommucations	2,850	0.3%	2,727	0.3%
Third sector	3,152	0.3%	3,931	0.4%
Tradings	3,990	0.4%	3,743	0.4%
Transportation	31,087	3.5%	32,324	3.6%
Domestic appliances	3,428	0.4%	3,451	0.4%
Vehicles and autoparts	20,977	2.4%	18,629	2.1%
Clothing and shoes	5,971	0.7%	6,411	0.7%
Commerce - sundry	33,245	3.7%	32,211	3.6%
Industry - sundry	10,342	1.1%	13,296	1.5%
Services - sundry	44,269	5.0%	44,059	4.9%
Sundry	18,906	2.1%	17,964	2.0%
Individuals	**494,231**	**54.8%**	**496,332**	**54.7%**
Credit cards	136,339	15.1%	144,255	15.9%
Mortgage loans	158,199	17.5%	153,275	16.9%
Consumer loans / checking account	166,723	18.5%	166,958	18.4%
Vehicles	32,970	3.7%	31,844	3.5%
Grand total	**901,167**	**100.0%**	**906,188**	**100.0%**

1) Comprises trade of fuel.

In ITAÚ UNIBANCO HOLDING, the portfolio is mainly composed of Private sector, of which 83.8% is held by individuals (84.4% at 12/31/2022) and 16.2% by Companies (15.6% at 12/31/2022).

IV - Financial guarantees provided by type

Type of guarantee	09/30/2023		12/31/2022	
	Portfolio	Provision	Portfolio	Provision
Endorsements or sureties pledged in legal and administrative tax proceedings	32,122	(215)	30,836	(207)
Sundry bank guarantees	43,340	(351)	39,820	(329)
Other financial guarantees provided	10,598	(168)	11,044	(181)
Restricted to the distribution of marketable securities by Public Offering	4,115	(3)	5,392	(9)
Restricted to bids, auctions, service provision or execution of works	2,586	(42)	2,018	(43)
Restricted to international trade of goods	1,126	(10)	1,169	(15)
Restricted to supply of goods	1,052	(2)	1,500	(3)
Total	**94,939**	**(791)**	**91,779**	**(787)**

b) Credit concentration

Loan, lease and other credit operations [1]	09/30/2023		12/31/2022	
	Risk	% of total	Risk	% of total
Largest debtor	5,855	0.6%	5,916	0.6%
10 largest debtors	34,106	3.4%	33,265	3.3%
20 largest debtors	52,063	5.2%	50,714	5.1%
50 largest debtors	83,568	8.4%	85,421	8.6%
100 largest debtors	116,226	11.7%	118,009	11.8%

1) Amounts include Financial guarantees provided.

c) Changes in the provision for loan losses and Allowance for Financial Guarantees Provided

	09/30/2023	12/31/2022
Opening balance - 01/01	**(56,590)**	**(48,931)**
Net increase for the period	(27,519)	(31,233)
Minimum	(28,105)	(31,200)
Financial Guarantees Provided	(4)	31
Additional	590	(64)
Write-Off	26,526	22,502
Other	397	1,072
Closing balance	**(57,186)**	**(56,590)**
Minimum	(39,766)	(38,584)
Financial Guarantees Provided	(791)	(787)
Additional [1]	(16,629)	(17,219)

1) Includes Provision for Loan Commitments.

The provision for loan losses regarding the lease portfolio amounts to R$ (167) (R$ (177) at 12/31/2022).

At 09/30/2023, the balance of the provision regarding the loan portfolio is equivalent to 6.3% (6.2% at 12/31/2022).

The following table presents the changes in the provision for loan losses of the loan portfolio of ITAÚ UNIBANCO HOLDING:

	09/30/2023	12/31/2022
Opening balance - 01/01	**(14,552)**	**-**
Partial Spin-off of Banco Itaucard S.A.	-	(14,022)
Net increase for the period	(8,991)	(1,167)
Minimum	(9,232)	(1,243)
Additional	241	76
Write-Off	8,888	637
Closing balance	**(14,655)**	**(14,552)**
Minimum	(11,504)	(11,160)
Additional	(3,151)	(3,392)

The Additional Allowance includes Provision for Loan Commitments.

d) Renegotiation of credits

	09/30/2023			12/31/2022		
	Portfolio	Provision for Loan Losses	%	Portfolio	Provision for Loan Losses	%
Total renegotiated loans	40,899	(16,481)	40.3%	37,253	(13,663)	36.7%
(-) Renegotiated loans overdue up to 30 days [1]	(13,338)	4,072	30.5%	(14,177)	3,131	22.1%
Renegotiated loans overdue over 30 days [1]	27,561	(12,409)	45.0%	23,076	(10,532)	45.6%

1) Delays determined upon renegotiation.

The amount related to Renegotiated loans overdue up to 30 days of the Lease Portfolio are R$ 61 (R$ 73 at 12/31/2022).

In ITAÚ UNIBANCO HOLDING, the renegotiated loans balance totals R$ 6,457 (R$ 4,976 at 12/31/2022), and its respective provision for losses is R$ (3,136) (R$ (2,338) at 12/31/2022).

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	09/30/2023					12/31/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total	Income (expenses)	Income (expenses)
Restricted operations on assets								
Loan operations	-	-	-	6,824	6,824	7,273	(6)	165
Liabilities - restricted operations on assets								
Foreign borrowing through securities	-	-	-	6,812	6,812	7,274	6	(166)
Net revenue from restricted operations							-	(1)

In the periods there were no balances in default.

f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	09/30/2023				12/31/2022			
	Assets		Liabilities [1]		Assets		Liabilities [1]	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	147	146	147	146	170	168	170	168
Working capital	513	513	513	513	602	602	602	602
Total	**660**	**659**	**660**	**659**	**772**	**770**	**772**	**770**

1) Under Other liabilities Sundry.

From 01/01 to 09/30/2023 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 111 (R$ 345 from 01/01 to 09/30/2022), net of the Provision for Loan Losses.

g) Government Programs for Granting Credit

Risk levels	09/30/2023										12/31/2022
	AA	A	B	C	D	E	F	G	H	Total	Total
Emergency Employment Support Program (PESE)	1	26	7	1	-	1	5	3	23	67	734
Existing allowance (1)	-	-	-	-	-	-	-	-	(4)	(4)	(15)
National Support Program for Micro and Small Companies (PRONAMPE)	1	2,137	5,560	2,826	6	64	64	161	1	10,820	6,567
Existing allowance (2)	-	(10)	(55)	(85)	(1)	(19)	(32)	(113)	(1)	(316)	(164)
Emergency Program for Access to Credit (PEAC FGI)	4,083	5,197	1,946	456	136	118	153	66	47	12,202	10,820
Existing allowance (2)	-	(26)	(19)	(14)	(14)	(35)	(77)	(46)	(47)	(278)	(277)

1) Allowance recognized on the loan portion which risk is of ITAÚ UNIBANCO HOLDING CONSOLIDATED, i.e., 15% of the loan portfolio.

2) Allowance considers the double counting of delay periods for risk level classification purposes.

Note 7 - Funding, borrowing and onlending

a) Summary

	09/30/2023					12/31/2022
	0-30	31-180	181-365	Over 365 days	Total	Total
Deposits	344,067	89,524	56,310	442,383	932,284	871,438
Deposits received under securities repurchase agreements	332,721	7,497	1,934	44,855	387,007	320,517
Funds from acceptances and issuance of securities	5,726	28,912	57,260	202,499	294,397	256,495
Borrowing and onlending	10,555	53,185	29,484	15,366	108,590	115,441
Subordinated debt	4	854	-	44,001	44,859	54,540
Total	**693,073**	**179,972**	**144,988**	**749,104**	**1,767,137**	**1,618,431**
% per maturity date	39.2%	10.2%	8.2%	42.4%	100.0%	
Total - 12/31/2022	**672,576**	**159,927**	**124,704**	**661,224**	**1,618,431**	
% per maturity date	41.5%	9.9%	7.7%	40.9%	100.0%	

b) Deposits

	09/30/2023					12/31/2022
	0-30	31-180	181-365	Over 365 days	Total	Total
Interest-bearing deposits	**232,915**	**89,524**	**56,310**	**442,383**	**821,132**	**748,873**
Savings deposits	174,006	-	-	-	174,006	179,764
Interbank deposits	1,335	2,296	3,966	34	7,631	4,894
Time deposits	57,574	87,228	52,344	442,349	639,495	564,215
Non-interest bearing deposits	**111,152**	**-**	**-**	**-**	**111,152**	**122,565**
Demand deposits	103,556	-	-	-	103,556	117,587
Other deposits	7,596	-	-	-	7,596	4,978
Total	**344,067**	**89,524**	**56,310**	**442,383**	**932,284**	**871,438**
% per maturity date	36.9%	9.6%	6.0%	47.5%	100.0%	
Total – 12/31/2022	**360,548**	**75,395**	**62,860**	**372,635**	**871,438**	
% per maturity date	41.4%	8.7%	7.2%	42.7%	100.0%	

c) Deposits received under securities repurchase agreements

	09/30/2023					12/31/2022
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Own portfolio	**156,510**	**129**	**11**	**56**	**156,706**	**100,488**
Government securities	132,445	88	-	-	132,533	76,335
Corporate securities	23,028	-	-	-	23,028	22,562
Own issue	1	-	-	6	7	7
Foreign	1,036	41	11	50	1,138	1,584
Third-party portfolio	**148,451**	**486**	**-**	**-**	**148,937**	**144,716**
Free portfolio	**27,760**	**6,882**	**1,923**	**44,799**	**81,364**	**75,313**
Total	**332,721**	**7,497**	**1,934**	**44,855**	**387,007**	**320,517**
% per maturity date	86.0%	1.9%	0.5%	11.6%	100.0%	
Total - 12/31/2022	**291,295**	**5,697**	**816**	**22,709**	**320,517**	
% per maturity date	90.9%	1.8%	0.3%	7.0%	100.0%	

d) Funds from acceptances and issuance of securities

	09/30/2023					12/31/2022
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**5,480**	**27,224**	**49,686**	**139,680**	**222,070**	**181,580**
Financial bills	96	2,860	24,734	51,458	79,148	66,605
Real estate credit bills	3,287	14,963	13,513	17,330	49,093	28,117
Rural credit bills	1,992	7,590	6,963	19,057	35,602	36,283
Guaranteed real estate bills	105	1,811	4,476	51,835	58,227	50,575
Foreign loans through securities	**214**	**1,507**	**7,116**	**54,486**	**63,323**	**70,594**
Brazil risk note programme	-	445	1,044	6,459	7,948	13,893
Structure note issued	147	749	2,337	5,302	8,535	7,244
Bonds	-	210	3,301	32,697	36,208	38,194
Fixed rate notes	61	84	-	6,778	6,923	7,282
Eurobonds	6	18	5	849	878	885
Mortgage notes	-	1	-	84	85	116
Other	-	-	429	2,317	2,746	2,980
Funding from structured operations certificates	**32**	**181**	**458**	**8,333**	**9,004**	**4,321**
Total	**5,726**	**28,912**	**57,260**	**202,499**	**294,397**	**256,495**
% per maturity date	1.9%	9.8%	19.5%	68.8%	100.0%	
Total - 12/31/2022	**12,436**	**23,085**	**34,933**	**186,041**	**256,495**	
% per maturity date	4.9%	9.0%	13.6%	72.5%	100.0%	

The fair value of Funding from structured operations certificates is R$ 9,970 (R$ 4,949 at 12/31/2022).

Guaranteed Real Estate Notes

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Instrument of LIG Issue", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, section resultados e relatórios / documentos regulatórios / letra imobiliária garantida.

I – Breakdown of Asset Portfolio

The asset portfolio linked to LIGs corresponds to 2.42% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its breakdown is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in the section resultados e relatórios / documentos regulatórios / letra imobiliária garantida.

	09/30/2023	12/31/2022
Real estate loans	62,426	63,471
Government securities - Brazil	2,508	1,503
Total asset portfolio	**64,934**	**64,974**
Total adjusted asset portfolio	**64,934**	**64,974**
Liabilities for issue of LIGs	**58,227**	**50,575**
Remuneration of the Fiduciary Agent	**3**	**3**

II - Requirements of asset portfolio

	09/30/2023	12/31/2022
Breakdown	**96.1%**	**97.7%**
Sufficiency		
Notional amount	112.4%	128.9%
Present value under stress	102.9%	103.9%
Weighted average term		
Of the asset portfolio	144.4 months	146.6 months
Of outstanding LIGs	40.1 months	43.0 months
Liquidity		
Net assets	4,008	1,789

e) Borrowing and onlending

	09/30/2023					12/31/2022
	0-30	31-180	181-365	Over 365 days	Total	Total
Borrowing	**10,165**	**50,955**	**27,430**	**6,738**	**95,288**	**103,585**
In Brazil	958	-	-	-	958	20,231
Foreign [1]	9,207	50,955	27,430	6,738	94,330	83,354
Onlending - In Brazil – Official Institutions	**390**	**2,230**	**2,054**	**8,628**	**13,302**	**11,856**
BNDES	102	409	474	3,028	4,013	4,098
FINAME	259	1,696	1,408	5,160	8,523	7,026
Other	29	125	172	440	766	732
Total	**10,555**	**53,185**	**29,484**	**15,366**	**108,590**	**115,441**
% per maturity date	9.7%	49.0%	27.2%	14.1%	100.0%	
Total - 12/31/2022	**8,297**	**45,899**	**26,095**	**35,150**	**115,441**	
% per maturity date	7.2%	39.8%	22.6%	30.4%	100.0%	

1) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing.

f) Subordinated debt, including perpetual debts

		09/30/2023					12/31/2022
	Note	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Financial bills		-	-	-	17,668	17,668	16,306
Euronotes		-	-	-	20,018	20,018	30,503
(-) Transaction costs incurred	2c IV	-	-	-	-	-	(1)
Bonds		4	854	-	6,315	7,173	7,732
Total		**4**	**854**	**-**	**44,001**	**44,859**	**54,540**
% per maturity date		-	1.9%	-	98.1%	**100.0%**	
Total - 12/31/2022		**-**	**9,851**	**-**	**44,689**	**54,540**	
% per maturity date		-	18.1%	-	81.9%	**100.0%**	

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated Euronotes in the amount of R$ 0 (R$ 9,822 at 12/31/2022) with maturity from 31 to 180 days and R$ 20,048 (R$ 20,801 at 12/31/2022) with maturity over 365 days, totaling R$ 20,048 (R$ 30,623 at 12/31/2022) and Subordinated Financial Bills in the amount of R$ 17,668 (R$ 16,306 at 12/31/2022) with maturity over 365 days.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	09/30/2023	12/31/2022
Subordinated financial bills - BRL						
	2,146	2019	Perpetual	114% of SELIC	2,168	2,249
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,019	1,047
	50	2019	2028	CDI + 0.72%	69	62
	2,281	2019	2029	CDI + 0.75%	3,132	2,834
	450	2020	2029	CDI + 1.85%	613	550
	106	2020	2030	IPCA + 4.64%	148	138
	1,556	2020	2030	CDI + 2%	2,128	1,907
	5,488	2021	2031	CDI + 2%	7,226	6,478
	1,005	2022	Perpetual	CDI + 2.4%	1,165	1,041
				Total	**17,668**	**16,306**
Subordinated euronotes - USD						
	1,870	2012	2023	5.13%	-	9,735
	1,250	2017	Perpetual	7.72%	6,377	6,516
	750	2018	Perpetual	6.50%	3,763	3,985
	750	2019	2029	4.50%	3,816	3,932
	700	2020	Perpetual	4.63%	3,520	3,708
	501	2021	2031	3.88%	2,542	2,623
	200	2022	Perpetual	6.80%	-	3
				Total	**20,018**	**30,502**
Subordinated bonds - CLP						
	180,351	2008	2033	3.50% to 4.92%	1,375	1,476
	97,962	2009	2035	4.75%	1,058	1,133
	1,060,250	2010	2032	4.35%	105	112
	1,060,250	2010	2035	3.90% to 3.96%	241	257
	1,060,250	2010	2036	4.48%	1,149	1,225
	1,060,250	2010	2038	3.93%	838	892
	1,060,250	2010	2040	4.15% to 4.29%	644	687
	1,060,250	2010	2042	4.45%	314	335
	57,168	2014	2034	3.80%	411	438
				Total	**6,135**	**6,555**
Subordinated bonds - COP						
	104,000	2013	2023	IPC + 2%	-	115
	146,000	2013	2028	IPC + 2%	184	161
	780,392	2014	2024	LIB	854	901
				Total	**1,038**	**1,177**
Total					**44,859**	**54,540**

Note 8 - Insurance, private pension plan and premium bonds operations

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, technical provisions aim to reduce the risks involved in insurance contracts, private pension plans and premium bonds, and are recognized according to the technical notes approved by SUSEP.

I - Insurance and private pension plan:

- **Provision for unearned premiums (PPNG) –** this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis.

- **Provision for unsettled claims (PSL) -** this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement.

- **Provision for claims incurred and not reported (IBNR) -** this provision is recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations.

- **Mathematical provisions for benefits to be granted (PMBAC) -** recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred.

- **Mathematical provisions for granted benefits (PMBC) -** recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred.

- **Provision for financial surplus (PEF) -** recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

- **Supplemental Coverage Reserve (PCC) -** recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations.

- **Provision for redemptions and other amounts to be regularized (PVR) -** this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted.

- **Provision for related expenses (PDR) -** recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.

II - Premium Bonds:

- **Mathematical provision for premium bonds (PMC) -** recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for premium bonds.

- **Provision for redemption (PR) -** recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received.

- **Provision for prize draws to be held (PSR) -** recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held.

- **Provision for prize draws payable (PSP)** - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received.

- **Supplementary provision for prize draws (PCS)** - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held.

- **Provision for administrative expenses (PDA) -** recognized for the coverage of the expected amounts of administrative expenses for the premium bonds plans.

a) Technical provisions balances

	Insurance		Pension plan		Premium bonds		Total	
	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Unearned premiums (PPNG)	3,947	3,615	11	12	-	-	3,958	3,627
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	40	30	252,914	228,786	-	-	252,954	228,816
Redemptions and other unsettled amounts (PVR)	23	23	401	394	-	-	424	417
Financial surplus (PEF)	-	-	765	729	-	-	765	729
Unsettled claims (PSL)	484	503	110	74	-	-	594	577
Claims / events incurred but not reported (IBNR)	405	345	26	26	-	-	431	371
Administrative (PDA) and related expenses (PDR)	30	32	51	49	-	-	81	81
Mathematical provision for premium bonds (PMC) and redemption (PR)	-	-	-	-	3,211	3,307	3,211	3,307
Prize draws payable (PSP) and to be held (PSR)	-	-	-	-	7	10	7	10
Other provisions	141	135	-	-	-	-	141	135
Total technical provisions (a)	**5,070**	**4,683**	**254,278**	**230,070**	**3,218**	**3,317**	**262,566**	**238,070**
Current	**3,839**	**3,588**	**597**	**555**	**3,218**	**3,317**	**7,654**	**7,460**
Non-current	**1,231**	**1,095**	**253,681**	**229,515**	**-**	**-**	**254,912**	**230,610**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Premium bonds		Total	
	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Interbank investments	**422**	**349**	**1,243**	**1,007**	**919**	**625**	**2,584**	**1,981**
Securities and derivative financial instruments	**2,987**	**2,597**	**253,263**	**229,739**	**2,439**	**2,836**	**258,689**	**235,172**
PGBL / VGBL fund quotas [1]	-	-	241,027	216,467	-	-	241,027	216,467
Other government securities and corporate securities	2,987	2,597	12,236	13,272	2,439	2,836	17,662	18,705
Receivables from insurance and reinsurance operations [2]	**1,791**	**1,895**	**476**	**-**	**-**	**-**	**2,267**	**1,895**
Credit rights	1,457	1,625	-	-	-	-	1,457	1,625
Other credits	334	270	476	-	-	-	810	270
Total Guarantee Assets (b)	**5,200**	**4,841**	**254,982**	**230,746**	**3,358**	**3,461**	**263,540**	**239,048**
Total Excess Coverage (b-a)	**130**	**158**	**704**	**676**	**140**	**144**	**974**	**978**

1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to lliabilitie in Pension plan technical provision accounts (Note 8a).

2) Recorded under Other receivables and Other assets.

Note 9 - Provisions, contingent assets and contingent liabilities

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent assets

There are no contingent assets recorded.

b) Provisions and contingencies

ITAÚ UNIBANCO HOLDING CONSOLIDATED's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations.

Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows:

Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized.

Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The probability of loss is estimated according to the peculiarities of the lawsuits.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney's Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision.

In December 2017, through mediation of the Federal Attorney's Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.

Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims and it is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

		09/30/2023				12/31/2022
	Note	Civil	Labor	Other Risks	Total	Total
Opening balance - 01/01		**3,231**	**8,186**	**1,844**	**13,261**	**13,094**
(-) Provisions guaranteed by indemnity clause	2c XVI	(207)	(952)	-	(1,159)	(1,104)
Subtotal		**3,024**	**7,234**	**1,844**	**12,102**	**11,990**
Adjustment / Interest		110	275	-	385	660
Changes in the period reflected in income		**901**	**1,800**	**300**	**3,001**	**3,711**
Increase [1]		1,304	2,050	330	3,684	4,535
Reversal		(403)	(250)	(30)	(683)	(824)
Payment		(1,152)	(2,145)	(21)	(3,318)	(4,259)
Subtotal		**2,883**	**7,164**	**2,123**	**12,170**	**12,102**
(+) Provisions guaranteed by indemnity clause	2c XVI	207	957	-	1,164	1,159
Closing balance		**3,090**	**8,121**	**2,123**	**13,334**	**13,261**
Current		**1,676**	**3,081**	**2,123**	**6,880**	**4,711**
Non-current		**1,414**	**5,040**	**-**	**6,454**	**8,550**
Closing balance at 12/31/2022		**3,231**	**8,186**	**1,844**	**13,261**	

1) Includes, in the labor provision, the effects of the Voluntary Severance Program at 12/31/2022 (Note 22d).

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

	Note	09/30/2023			12/31/2022
		Legal Obligation - Note 11c	Tax and Social Security Obligations	Total	Total
Opening balance - 01/01		**2,895**	**3,319**	**6,214**	**6,498**
(-) Provisions guaranteed by indemnity clause	2c XVI	-	(75)	(75)	(71)
Subtotal		2,895	3,244	**6,139**	6,427
Adjustment / Interest		109	174	283	628
Changes in the period reflected in income		**(97)**	**467**	**370**	**(829)**
Increase		83	627	710	156
Reversal		(180)	(160)	(340)	(985)
Payment		-	(53)	(53)	(86)
Subtotal		**2,907**	**3,832**	**6,739**	**6,140**
(+) Provisions guaranteed by indemnity clause	2c XVI	-	78	78	74
Closing balance		**2,907**	**3,910**	**6,817**	**6,214**
Current		**-**	**-**	**-**	**4**
Non-current		**2,907**	**3,910**	**6,817**	**6,210**
Closing balance at 12/31/2022		**2,895**	**3,319**	**6,214**	

The main discussions related to Tax and social security obligations are described below:

- INSS – Non-compensatory Amounts – R$ 1,946: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,261.

- PIS and COFINS – Calculation Basis – R$ 698: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 684.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,402 (R$ 5,087 at 12/31/2022), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 803 (R$ 637 at 12/31/2022).

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 44,823 (R$ 40,958 at 12/31/2022), and the main cases are described below:

- INSS – Non-compensatory Amounts – R$ 10,513: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

- ISS – Banking Activities/Provider Establishment – R$ 7,151: the levy and/or payment place of ISS for certain banking revenues are discussed.

- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,690: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies.

- IRPJ and CSLL – Goodwill – Deduction – R$ 3,857: the deductibility of goodwill for future expected profitability on the acquisition of investments.

- PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,616: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

- IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed - R$ 2,502: cases in which the liquidity and the certainty of credits offset are discussed.

- IRPJ and CSLL – Disallowance of Losses – R$ 1,231: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

- IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 1,292: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 916 (R$ 899 at 12/31/2022) (Note 10a), arising mainly from the collateral established in 1997 the Banco Banerj S.A. privatization process, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of:

		09/30/2023				12/31/2022
	Note	**Civil**	**Labor**	**Tax**	**Total**	**Total**
Deposits in guarantee	10a	1,875	2,194	9,552	13,621	13,001
Investment fund quotas		445	108	19	572	615
Surety		66	55	5,522	5,643	5,262
Insurance bond		1,812	1,521	17,698	21,031	19,256
Guarantee by government securities		-	-	316	316	292
Total		**4,198**	**3,878**	**33,107**	**41,183**	**38,426**

Note 10 - Breakdown of accounts

a) Other receivables - Sundry

	Note	09/30/2023	12/31/2022
Foreign exchange portfolio	10b	135,832	115,651
Trading and intermediation of securities		17,941	18,505
Deposits in guarantee of contingencies, provisions and legal obligations	9d	13,621	13,001
Operations without credit granting characteristics, net of provisions		9,782	7,951
Income receivable		3,269	3,331
Sundry domestic		6,681	4,972
Receivables from insurance and reinsurance operations		2,117	1,933
Sundry foreign		1,022	965
Net amount receivables from reimbursement of provisions	9c	916	899
Assets of post-employment benefit plans	19e	380	411
Other		2,829	1,991
Total		**194,390**	**169,610**
Current		**164,464**	**150,127**
Non-current		**29,926**	**19,483**

b) Foreign exchange portfolio

	Note	09/30/2023	12/31/2022
Assets - other receivables	**10a**	**135,832**	**115,651**
Exchange purchase pending settlement – foreign currency		74,116	60,978
Bills of exchange and term documents – foreign currency		2	21
Exchange sale rights – local currency		63,511	55,582
(Advances received) – local currency		(1,797)	(930)
Liabilities – other liabilities	**2a, 10d**	**138,825**	**118,231**
Exchange sales pending settlement – foreign currency		63,550	57,095
Liabilities from purchase of foreign currency – local currency		75,115	60,903
Other		160	233
Offsetting accounts		**3,733**	**3,504**
Outstanding import credits – foreign currency		1,635	1,984
Confirmed export credits – foreign currency		2,098	1,520

c) Prepaid expenses

	09/30/2023	12/31/2022
Publicity and advertising	902	1,064
Commissions related to software maintenance	906	777
Commissions	274	260
Related to insurance and pension plan	20	20
Related to vehicle financing	10	9
Other	244	231
Credit Card Operating Expenses	220	474
Legal Protection Insurance	157	171
Municipal Tax	44	5
Other	1,670	1,123
Total	**4,173**	**3,874**
Current	**4,091**	**3,109**
Non-current	**82**	**765**

d) Other liabilities - Sundry

	Note	09/30/2023	12/31/2022
Foreign exchange portfolio	10b	138,825	118,231
Payment transactions		63,131	57,688
Trading and intermediation of securities		20,881	21,136
Charging and collection of taxes and similar		8,989	478
Social and statutory		7,007	10,375
Transactions related to credit assignments	6f	660	772
Provisions for sundry payments		2,436	2,745
Sundry foreign		3,527	4,430
Sundry domestic		5,187	5,373
Personnel provision		3,221	2,403
Funds to be released		1,777	3,547
Obligations on official agreements and rendering of payment services		2,194	1,725
Liabilities from post-employment benefit plans	19e	2,255	2,320
Income receivable		1,619	2,543
Other		1,934	1,376
Total		**263,643**	**235,142**
Current		**245,083**	**225,379**
Non-current		**18,560**	**9,763**

e) Commissions and Banking Fees

	01/01 to 09/30/2023	01/01 to 09/30/2022
Credit and debit cards	15,541	14,411
Current account services	5,219	5,743
Asset management	5,867	5,945
Funds	4,861	5,278
Consortia	1,006	667
Credit operations and Financial guarantees provided	2,096	2,170
Credit operations	1,027	1,173
Financial guarantees provided	1,069	997
Collection services	1,519	1,474
Advisory services and Brokerage	2,543	2,627
Custody services	450	465
Other	2,300	1,972
Total	**35,535**	**34,807**

f) Personnel expenses

	01/01 to 09/30/2023	01/01 to 09/30/2022
Compensation, Payroll charges, Welfare benefits, Dismissals and Training [1]	(16,635)	(16,002)
Employees' profit sharing and Share-based payment	(4,976)	(4,574)
Total	**(21,611)**	**(20,576)**

1) At 09/30/2022, includes the effects of the Voluntary Severance Program (Note 22d).

g) Other administrative expenses

	01/01 to 09/30/2023	01/01 to 09/30/2022
Third-Party and Financial System Services, Security, Transportation and Travel expenses	(5,873)	(5,791)
Data processing and telecommunications	(3,677)	(3,034)
Installations and Materials	(2,574)	(2,595)
Depreciation and amortization	(3,677)	(3,078)
Advertising, promotions and publicity	(1,427)	(1,339)
Other	(997)	(1,065)
Total	**(18,225)**	**(16,902)**

h) Other operating expenses

	01/01 to 09/30/2023	01/01 to 09/30/2022
Selling - credit cards	(4,230)	(4,387)
Selling of non-financial products	(1,341)	(1,636)
Operations without no credit granting characteristics, net of provision	(221)	422
Amortization of goodwill	(211)	(174)
Claims losses	(569)	(649)
Refund of interbank costs	(325)	(291)
Impairment	(44)	(7)
Other	(1,298)	(1,385)
Total	**(8,239)**	**(8,107)**

Note 11 - Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%	PIS [(1)]	0.65%
Additional income tax	10.00%	COFINS [(1)]	4.00%
Social contribution on net income	20.00%	ISS up to	5.00%

1) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

a) Expenses for taxes and contributions

I - Breakdown of Income tax and social contribution calculation on net income:

Due on operations for the period	01/01 to 09/30/2023	01/01 to 09/30/2022
Income before income tax and social contribution	**29,811**	**28,983**
Charges (income tax and social contribution) at the rates in effect [1]	(13,415)	(13,109)
Increase / decrease in income tax and social contribution charges arising from:		
Equity income in affiliates and joint ventures	629	488
Foreign exchange variation on investments abroad	(5)	(40)
Interest on capital	4,146	2,061
Other non-deductible expenses net of non taxable income [2]	(1,152)	3,948
Income tax and social contribution expenses	**(9,797)**	**(6,652)**
Related to temporary differences		
Increase / (reversal) for the period	4,870	611
(Expenses) / Income related to deferred taxes	**4,870**	**611**
Total income tax and social contribution expenses	**(4,927)**	**(6,041)**

1) In 2022, it considers the current IRPJ and CSLL rate equal to 45% in the period from January to July and it is equal to 46% in the period from August to September.
2) Includes temporary (additions) and exclusions.

II - Tax expenses

	01/01 to 09/30/2023	01/01 to 09/30/2022
PIS and COFINS	(5,338)	(5,188)
ISS	(1,212)	(1,185)
Other	(760)	(628)
Total	**(7,310)**	**(7,001)**

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (1,256) (R$ (285) from 01/01 to 09/30/2022) and are mainly composed of PIS, COFINS and ISS.

III - Tax effects of foreign exchange management of investments abroad

In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 22b.

The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, that, according to the new regulations established by Law No. 14,031, of July 28, 2020, should be computed in the proportion of 50% in 2021 and 100% as from 2022.

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

	Origin		Deferred Tax Assets			
	09/30/2023	12/31/2022	12/31/2022	Realization / Reversal	Increase	09/30/2023
Reflected in income			**57,716**	**(12,002)**	**16,187**	**61,901**
Provision for loan losses	97,447	85,079	37,902	(5,161)	9,451	42,192
Related to tax losses and social contribution loss carryforwards			2,210	(230)	521	2,501
Provision for profit sharing	4,992	6,365	2,635	(2,635)	2,110	2,110
Provision for devaluation of securities with permanent impairment	2,382	2,077	935	(405)	541	1,071
Adjustments to fair value of Trading securities and Derivative financial instruments	1,549	529	252	(252)	708	708
Adjustments of operations carried out on the futures settlement market	-	444	200	(200)	-	-
Goodwill on purchase of investments	250	287	109	(14)	-	95
Provisions	13,574	13,167	5,734	(1,650)	1,839	5,923
Civil lawsuits	2,883	3,024	1,230	(622)	567	1,175
Labor claims	6,781	6,824	3,010	(932)	910	2,988
Tax and social security obligations	3,910	3,319	1,494	(96)	362	1,760
Legal obligations	1,055	1,110	464	(54)	20	430
Provision related to health insurance operations	955	961	384	(2)	-	382
Other non-deductible provisions	16,203	15,465	6,891	(1,399)	997	6,489
Reflected in stockholders' equity			**2,748**	**(445)**	**681**	**2,984**
Adjustments to fair value of available for sale securities	4,643	3,990	1,803	(239)	669	2,233
Cash flow hedge	349	760	380	(206)	-	174
Post-employment benefits	1,282	1,255	565	-	12	577
Total (1,2)	**144,681**	**131,489**	**60,464**	**(12,447)**	**16,868**	**64,885**
Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001			**65**	**-**	**-**	**65**

1) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.
2) Deferred tax assets are classified in their totality as Non-current.

In ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 15,346 (R$ 12,025 at 12/31/2022) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 1,361 (R$ 1,268 at 12/31/2022), Provision for loan losses of R$ 12,537 (R$ 9,233 at 12/31/2022), Administrative provisions of R$ 92 (R$ 77 at 12/31/2022), Provisions for legal, tax and social security obligations of R$ 419 (R$ 397 at 12/31/2022), the realization of which is contingent upon the outcome of the respective lawsuits, Adjustments to fair value of available for sale securities of R$ 41 (R$ 79 at 12/31/2022), and Provision for reward program of R$ 292 (R$ 440 at 12/31/2022).

II - The deferred tax liabilities balance and its changes are represented by:

	12/31/2022	Realization / Reversal	Increase	09/30/2023
Reflected in income	**5,050**	**(2,103)**	**1,722**	**4,669**
Depreciation in excess – finance lease	141	(13)	-	128
Adjustment of deposits in guarantee and provisions	1,439	(92)	198	1,545
Post-employment benefits	17	(16)	14	15
Adjustments to fair value of trading securities and derivative financial instruments	1,527	(1,527)	1,293	1,293
Adjustments of operations carried out on the future settlement market	47	(47)	101	101
Other	1,879	(408)	116	1,587
Reflected in stockholders' equity	**149**	**(15)**	**294**	**428**
Adjustments to fair value of available for sale securities	144	(15)	294	423
Post-employment benefits	5	-	-	5
Total (1)	**5,199**	**(2,118)**	**2,016**	**5,097**

1) Deferred tax liabilities are classified in their totality as Non-current.

In ITAÚ UNIBANCO HOLDING, deferred tax liabilities totaled R$ 614 (R$ 806 at 12/31/2022) and are mainly represented by Adjustment of deposits in guarantee and provisions of R$ 356 (R$ 430 at 12/31/2022), Adjustments to fair value of available for sale securities of R$ 15 (R$ 23 at 12/31/2022), Depreciation in excess - finance lease of R$ 126 (R$ 139 at 12/31/2022), and Temporary adjustments on differences between accounting GAAP in interest abroad of R$ 107 (R$ 198 at 12/31/2022).

III - The estimate of realization and present value of deferred tax assets and social contribution to offset, arising from Provisional Measure No. 2,158-35 of 08/24/2001 and from the deferred tax liabilities are:

Year of realization	Deferred tax assets						Social contribution for offsetting	%	Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%						
2023	6,569	10.5%	875	35.0%	7,444	11.5%	-	-	(146)	2.9%	7,298	12.2%
2024	20,083	32.2%	313	12.5%	20,396	31.4%	-	-	(183)	3.6%	20,213	33.8%
2025	7,163	11.5%	150	6.0%	7,313	11.3%	-	-	(164)	3.2%	7,149	11.9%
2026	8,085	13.0%	242	9.7%	8,327	12.8%	-	-	(155)	3.0%	8,172	13.7%
2027	8,946	14.3%	172	6.9%	9,118	14.1%	-	-	(168)	3.3%	8,950	15.0%
After 2027	11,538	18.5%	749	29.9%	12,287	18.9%	65	100.0%	(4,281)	84.0%	8,071	13.4%
Total	**62,384**	**100.0%**	**2,501**	**100.0%**	**64,885**	**100.0%**	**65**	**100.0%**	**(5,097)**	**100.0%**	**59,853**	**100.0%**
Present Value [1]	**54,761**		**2,241**		**57,002**		**50**		**(3,824)**		**53,228**	

1) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted

At 09/30/2023, deferred tax assets not accounted for correspond to R$ 367 (R$ 642 at 12/31/2022) and result from Management's evaluation of their perspectives of realization in the long term.

c) Current tax liabilities

	Note	09/30/2023	12/31/2022
Taxes and contributions on income payable		7,051	4,700
Other taxes and contributions payable		3,856	3,062
Legal obligations	9b II	2,907	2,895
Total		**13,814**	**10,657**
Current		**10,628**	**7,550**
Non-current		**3,186**	**3,107**

In ITAÚ UNIBANCO HOLDING, current tax liabilities totaled R$ 2,496 (R$ 1,187 at 12/31/2022) and are represented by Legal obligations of R$ 962 (R$ 926 at 12/31/2022) and Taxes and contributions on income payable and Other taxes and contributions payable of R$ 1,534 (R$ 261 at 12/31/2022).

Note 12 - Investments

ITAÚ UNIBANCO HOLDING S.A.	Book value 12/31/2022						Changes from 01/01 to 09/30/2023										
	Book value								Equity in earnings of subisidiaries								
Companies	Stockholders' equity	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments to investor criteria [1]	Unrealized results	Goodwill	Total	Amortization of goodwill	Dividends paid / accrued [2]	Net Income / (Loss)	Adjustments to investor criteria [1]	Unrealized results and other	Total	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments in marketable securities of subsidiaries and other	Corporate Events [3]	Balance at 09/30/2023	Equity in earnings of subsidiaries from 01/01 to 09/30/2022
Subsidiaries																	
In Brazil	**155,547**	**(831)**	**875**	**(51)**	**-**	**155,540**	**-**	**(14,708)**	**23,644**	**162**	**(150)**	**23,656**	**(2,259)**	**1,050**	**502**	**163,781**	**21,140**
Itaú Unibanco S.A.	129,583	(815)	798	(48)	-	129,518	-	(11,900)	20,738	99	(150)	20,687	(2,246)	964	-	137,023	19,187
Redecard Instituição de Pagamento S.A.	8,749	-	-	(3)	-	8,746	-	(8)	583	-	-	583	-	(31)	-	9,290	-
Banco Itaucard S.A.	6,580	1	6	-	-	6,587	-	(1,500)	94	-	-	94	-	-	-	5,181	197
Banco Itaú BBA S.A.	3,023	(14)	61	-	-	3,070	-	(600)	859	7	-	866	(12)	33	-	3,357	1,020
Itaú Corretora de Valores S.A.	2,461	-	10	-	-	2,471	-	-	303	1	-	304	-	-	500	3,275	363
Itauseg Participações S.A.	2,304	-	-	-	-	2,304	-	-	572	-	-	572	-	86	-	2,962	-
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,067	(3)	-	-	-	1,064	-	-	52	-	-	52	(1)	(1)	-	1,114	79
Other Participation	1,780	-	-	-	-	1,780	-	(700)	443	55	-	498	-	(1)	2	1,579	294
Foreign	**7,693**	**1,173**	**-**	**8**	**147**	**9,021**	**(34)**	**(418)**	**1,380**	**-**	**(9)**	**1,371**	**(287)**	**73**	**3**	**9,729**	**690**
Banco Itaú Chile	4,198	577	-	10	147	4,932	(34)	(218)	348	-	(10)	338	(231)	31	-	4,818	414
Banco Itaú Uruguay S.A.	2,779	314	-	3	-	3,096	-	-	867	-	1	868	(7)	40	-	3,997	181
Other Participation	716	282	-	(5)	-	993	-	(200)	165	-	-	165	(49)	2	3	914	95
Total	**163,240**	**342**	**875**	**(43)**	**147**	**164,561**	**(34)**	**(15,126)**	**25,024**	**162**	**(159)**	**25,027**	**(2,546)**	**1,123**	**505**	**173,510**	**21,830**

1) Adjustment arising from the standardization of the investee's financial statements according to the investor's accounting policies.
2) Dividends approved and not paid are recorded as Income receivable.
3) Corporate events arising from acquisitions, disposals, spin-offs, merges, takeovers, and capital increases or reductions.

Companies	Capital	Stockholders' equity	Net Income / (Loss)	Number of shares / quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in capital (%) 09/30/2023	
				Common	Preferred	Quotas	Voting	Share
In Brazil								
Itaú Unibanco S.A.	69,784	137,047	20,738	3,390,407,265	3,283,608,963	-	100.00%	100.00%
Redecard Instituição de Pagamento S.A.	29,305	47,955	3,007	348,555,621	-	-	19.37%	19.37%
Banco Itaucard S.A.	3,850	5,181	94	259,874,698,863	1,395,607,666	-	100.00%	100.00%
Banco Itaú BBA S.A.	1,326	3,358	859	4,474,436	4,474,436	-	100.00%	100.00%
Itaú Corretora de Valores S.A.	1,550	3,274	303	32,882,585	970,956	-	100.00%	100.00%
Itauseg Participações S.A.	7,000	11,207	2,163	1,583,854,716	-	-	26.42%	26.42%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	609	1,097	52	540,954	1,097,907	-	100.00%	100.00%
Foreign								
Banco Itaú Chile	15,120	17,894	1,322	56,896,856	-	-	26.29%	26.29%
Banco Itaú Uruguay S.A.	581	3,993	867	4,465,133,954	-	-	100.00%	100.00%

Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ (73) (R$ (60) from 01/01 to 09/30/2022) and is allocated in the heading Securities, Derivative Financial Instruments and Other in the Statement of Income.

In Equity in earnings of subisidiaries, the exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ (1,988) (R$ (2,886) from 01/01 to 09/30/2022).

The following table presents the summary of the financial information of the investments of ITAÚ UNIBANCO HOLDING.

	09/30/2023			12/31/2022			01/01 to 09/30/2023		01/01 to 09/30/2022	
	Total Assets	Contingent Liabilities	Other Liabilities	Total Assets	Contingent Liabilities	Other Liabilities	Other comprehensive income	Total comprehensive income	Other comprehensive income	Total comprehensive income
In Brazil										
Itaú Unibanco S.A.	2,011,711	14,740	167,843	1,795,934	14,275	142,493	294	21,292	(3,067)	16,329
Redecard Instituição de Pagamento S.A.	119,300	84	58,269	113,895	83	54,780	4	3,011	2	2,370
Banco Itaucard S.A.	15,393	-	2,616	12,760	-	1,104	-	94	(88)	45
Banco Itaú BBA S.A.	4,638	66	310	4,007	62	336	49	908	(43)	974
Itaú Corretora de Valores S.A.	8,812	11	5,105	7,223	15	4,252	-	303	-	362
Itauseg Participações S.A.	11,828	1	24	10,210	-	24	(63)	2,041	(259)	1,479
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,277	70	28	1,208	68	3	6	59	(2)	75
Foreign										
Banco Itaú Chile	193,175	11	13,733	206,661	26	14,039	931	2,253	(1,047)	536
Banco Itaú Uruguay S.A.	38,224	-	2,002	37,368	-	2,506	40	907	(32)	147

Note 13 - Fixed assets

Fixed Assets	09/30/2023					12/31/2022
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual	Residual
Real Estate		**6,712**	**(3,676)**	**(188)**	**2,848**	**2,610**
Land		829	-	-	829	845
Buildings and Improvements	4% to 10%	5,883	(3,676)	(188)	2,019	1,765
Other fixed assets		**15,923**	**(11,380)**	**(45)**	**4,498**	**4,453**
Installations and Furniture and equipament	10% to 20%	3,313	(2,521)	(14)	778	822
Data processing systems	20% to 50%	9,426	(7,560)	(31)	1,835	2,004
Other [1]	10% to 20%	3,184	(1,299)	-	1,885	1,627
Total		**22,635**	**(15,056)**	**(233)**	**7,346**	**7,063**

1) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable until 2024.

Note 14 - Goodwill and Intangible assets

	Note	Goodwill and intagible from acquisition	Intangible assets				Total
			Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets (1)	
Annual amortization rates		Up to 20%	8%	20%	20%	10% to 20%	
Cost							
Balance at 12/31/2022		**12,157**	**2,355**	**4,932**	**16,088**	**7,617**	**43,149**
Acquisitions		603	-	266	2,777	429	**4,075**
Termination / disposals		-	(236)	(76)	(3)	(512)	**(827)**
Exchange variation		(632)	124	(45)	(76)	(91)	**(720)**
Other		-	(12)	(14)	(5)	-	**(31)**
Balance at 09/30/2023		**12,128**	**2,231**	**5,063**	**18,781**	**7,443**	**45,646**
Amortization							
Balance at 12/31/2022		**(8,522)**	**(1,349)**	**(3,371)**	**(6,133)**	**(3,166)**	**(22,541)**
Amortization expenses		(564)	(66)	(314)	(1,709)	(955)	**(3,608)**
Termination / disposals		-	217	36	-	482	**735**
Exchange variation		417	(47)	9	44	80	**503**
Other		8	12	4	(50)	-	**(26)**
Balance at 09/30/2023		**(8,661)**	**(1,233)**	**(3,636)**	**(7,848)**	**(3,559)**	**(24,937)**
Impairment							
Balance at 12/31/2022		**(1,332)**	**(559)**	**(171)**	**(824)**	**-**	**(2,886)**
Increase	10h	-	-	-	(7)	-	**(7)**
Exchange variation		108	(81)	-	-	-	**27**
Balance at 09/30/2023		**(1,224)**	**(640)**	**(171)**	**(831)**	**-**	**(2,866)**
Book value							
Balance at 09/30/2023		**2,243**	**358**	**1,256**	**10,102**	**3,884**	**17,843**
Balance at 12/31/2022		**2,303**	**447**	**1,390**	**9,131**	**4,451**	**17,722**

1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (934) (R$ (1,202) from 01/01 to 12/31/2022), is disclosed in the expenses on financial operation.

Goodwill and Intangible Assets from Acquisition are mainly represented by Banco Itaú Chile's goodwill in the amount of R$ 1,380 (R$ 1,932 at 12/31/2022).

Note 15 - Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		09/30/2023			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2022	4,927,867,243	1,629,498,182	6,557,365,425	60,683
Residents abroad	12/31/2022	30,423,116	3,216,346,807	3,246,769,923	30,046
Shares of capital stock	**12/31/2022**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Shares of capital stock	**09/30/2023**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil	09/30/2023	4,924,233,806	1,620,428,529	6,544,662,335	60,565
Residents abroad	09/30/2023	34,056,553	3,225,416,460	3,259,473,013	30,164
Treasury shares [1]	**12/31/2022**	**-**	**3,268,688**	**3,268,688**	**(71)**
Acquisition of treasury shares		-	26,000,000	26,000,000	(689)
Result of delivery of treasure shares		-	(28,013,043)	(28,013,043)	727
Treasury shares [1]	**09/30/2023**	**-**	**1,255,645**	**1,255,645**	**(33)**
Number of total shares at the end of the period [2]	**09/30/2023**	**4,958,290,359**	**4,844,589,344**	**9,802,879,703**	
Number of total shares at the end of the period [2]	**12/31/2022**	**4,958,290,359**	**4,842,576,301**	**9,800,866,660**	

1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price at 09/30/2023:

	09/30/2023	
Cost / Market value	**Common**	**Preferred**
Minimum	-	25.52
Weighted Average	-	26.49
Maximum	-	27.13
Treasury Shares		
Average cost	-	25.98
Market value on the last day of the base date	23.06	27.21

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Breakdown of dividends and interest on capital

	09/30/2023
Statutory individual net income	23,993
Adjustments:	
(-) Legal reserve - 5%	(1,200)
Dividend calculation basis	**22,793**
Minimum mandatory dividend - 25%	5,698
Dividends and Interest on Capital Paid / Accrued	**7,967**

II - Stockholders' yields

	Gross value per share (R$)	Gross	WHT (With holding tax)	Net
Paid / Prepaid		**6,560**	**(983)**	**5,577**
Interest on capital - 8 monthly installment paid from February to September 2023	0.0150	1,383	(207)	1,176
Interest on capital - paid on 08/25/2023	0.2227	2,567	(385)	2,182
Interest on capital - paid on 08/25/2023	0.2264	2,610	(391)	2,219
Accrued (Recorded in Other Liabilities – Social and Statutory)		**2,812**	**(422)**	**2,390**
Interest on capital - 1 monthly installment paid on 10/02/2023	0.0150	173	(26)	147
Interest on capital - credited on 09/06/2023 to be paid until 04/30/2024	0.2289	2,639	(396)	2,243
Total - 01/01 to 09/30/2023		**9,372**	**(1,405)**	**7,967**
Total - 01/01 to 09/30/2022		**6,313**	**(946)**	**5,367**

c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING

	09/30/2023	12/31/2022
Capital reserves	**2,423**	**2,477**
Premium on subscription of shares	284	284
Share-based payment	2,138	2,192
Reserves from tax incentives, restatement of equity securities and other	1	1
Profit reserves	**87,130**	**75,103**
Legal [1]	16,271	15,071
Statutory [2]	70,859	60,032

1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
2) Its main purpose is to ensure the remuneration flow to shareholders.

d) Reconciliation of net income and stockholders' equity (Note 2c I)

	Net income		Stockholders' equity	
	01/01 to 09/30/2023	01/01 to 09/30/2022	09/30/2023	12/31/2022
ITAÚ UNIBANCO HOLDING	**23,993**	**22,598**	**175,414**	**162,100**
Amortization of goodwill	(2)	4	6	8
Hedge in foreign operations	(307)	(1,418)	(1,481)	(1,389)
Other	512	874	103	206
ITAÚ UNIBANCO HOLDING CONSOLIDATED	**24,196**	**22,058**	**174,042**	**160,925**

e) Non-controlling interests

	Stockholders' equity		Income	
	09/30/2023	12/31/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Banco Itaú Chile	5,962	6,291	(405)	(639)
Itaú Colombia S.A.	18	15	-	(1)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	814	752	(98)	(60)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	375	446	72	55
Other	1,081	1,306	(55)	(58)
Total	**8,250**	**8,810**	**(486)**	**(703)**

f) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	01/01 to 09/30/2023	01/01 to 09/30/2022
Partner Plan	(190)	(114)
Share-based plan	(352)	(291)
Total	**(542)**	**(405)**

I - Partner Plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the Partner Program

	01/01 to 09/30/2023	01/01 to 09/30/2022
	Quantity	Quantity
Opening balance	**48,253,812**	**36,943,996**
New	24,920,268	21,516,603
Delivered	(9,533,753)	(9,226,877)
Cancelled	(1,123,774)	(817,826)
Closing balance	**62,516,553**	**48,415,896**
Weighted average of remaining contractual life (years)	**2.61**	**2.47**
Market value weighted average (R$)	**21.88**	**22.21**

II - Variable Compensation

In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date

Change in share-based variable compensation

	01/01 to 09/30/2023	01/01 to 09/30/2022
	Quantity	Quantity
Opening balance	**44,230,077**	**36,814,248**
New	21,368,010	21,965,099
Delivered	(20,968,288)	(14,263,138)
Cancelled	(289,035)	(817,625)
Closing balance	**44,340,764**	**43,698,584**
Weighted average of remaining contractual life (years)	**1.10**	**1.16**
Market value weighted average (R$)	**25.74**	**24.80**

Note 16 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2c I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

- The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Dexco S.A., Copagaz – Distribuidora de Gás S.A., Aegea Saneamento e Participações S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A., CCR S.A. and XP Inc., this until 06/30/2023 (Note 3).

- Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

- Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees.

- Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; to produce and disseminate the resulting technical and scientific knowledge; to attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups.

- Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING CONSOLIDATED and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.

Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.

Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos and video-laser discs it owns and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil.

Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.

a) Transactions with related parties

	ITAÚ UNIBANCO HOLDING				
	Annual rate	Assets / (Liabilities)		Revenues / (Expenses)	
		09/30/2023	12/31/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Interbank investments		**63,807**	**54,220**	**3,048**	**2,367**
Itaú Unibanco S.A. Nassau Branch	3.25% to 7.86%	43,968	40,939	1,648	1,686
Itaú Unibanco S.A.	12.65%	19,839	13,281	1,400	681
Securities and derivative financial instruments (assets and liabilities)		**1,155**	**1,066**	**713**	**213**
Investment funds		(10)	27	556	213
Itaú Unibanco S.A.	CDI + 2.4%	1,163	1,039	123	-
Other		2	-	34	-
Loan operations		**14**	**-**	**(29)**	**-**
Itaú Unibanco S.A.		12	-	-	-
iCarros Ltda.		-	-	(32)	-
Other		2	-	3	-
Deposits		**(80,270)**	**(75,917)**	**(7,355)**	**(7)**
Itaú Unibanco S.A.	100% SELIC	(80,270)	(75,917)	(7,353)	-
Itaú Unibanco S.A. Nassau Branch		-	-	(2)	(7)
Funds from acceptances and issuance of securities		**(12)**	**(377)**	**(1)**	**(5)**
Itaú Unibanco S.A. Nassau Branch	3.25% to 3.7%	(12)	(377)	(1)	(5)
Interbank and Interbranch accounts (assets and liabilities)		**(3,009)**	**(3,241)**	**-**	**-**
Investment funds		(3,009)	(3,241)	-	-
Amounts receivable (payable) / Commissions and banking fees, Administrative expenses and/or Other operational		**(25,185)**	**(23,403)**	**(110)**	**4**
Redecard Instituição de Pagamento S.A.		(22,704)	(20,915)	-	-
Itaú Unibanco S.A. Nassau Branch		(30)	(124)	43	2
Itaú Unibanco S.A.		(2,207)	(1,874)	(157)	-
IUPP S.A.		(194)	(359)	(58)	-
Itaú Seguros S.A.		(89)	(87)	73	-
Other		39	(44)	(11)	2

		ITAÚ UNIBANCO HOLDING CONSOLIDATED			
	Annual rate	Assets / (Liabilities)		Revenues / (Expenses)	
		09/30/2023	12/31/2022	01/01 to 09/30/2023	01/01 to 09/30/2022
Interbank investments		**-**	**3,835**	**1**	**184**
Other		-	3,835	1	184
Loan operations		**69**	**668**	**19**	**48**
Alpargatas S.A.	12.3% to 19.33%	31	28	-	-
Dexco S.A.	12.46% to 19.53%	25	623	19	48
Other	CDI + 2.2%	13	17	-	-
Securities and derivative financial instruments (assets and liabilities)		**6,481**	**6,013**	**668**	**733**
Investment funds		245	230	31	33
CCR S.A.	CDI + 1.7% to 4.25% / 9.76%	2,443	2,138	191	119
Copagaz – Distribuidora de Gás S.A.	CDI + 1.7% to 2.95%	960	1,024	100	110
Itaúsa S.A.	CDI + 2% to 2.4%	1,245	1,199	132	120
Águas do Rio 4 SPE S.A.	CDI + 3.5%	727	706	102	137
Águas do Rio 1 SPE S.A.	CDI + 3.5%	344	272	85	39
Alpargatas S.A.	CDI + 1.35%	302	26	8	-
Other	CDI + 1.71% to 3%	215	418	19	175
Deposits		**(5,986)**	**(2,491)**	**(183)**	**(143)**
CCR S.A.	98% to 102.5% CDI	(1,260)	(2,026)	(87)	(45)
Águas do Rio 1 SPE S.A.	100% CDI	(2,892)	-	(49)	-
Águas do Rio 4 SPE S.A.	100% CDI	(1,699)	-	(29)	-
Other	100% CDI	(135)	(465)	(18)	(98)
Deposits received under securities repurchase agreements		**(153)**	**(19)**	**(12)**	**(9)**
Aegea Saneamento e Participações S.A.	100% CDI	(150)	-	(6)	-
Other	100% CDI	(3)	(19)	(6)	(9)
Funds from acceptances and issuance of securities		**(20)**	**(49)**	**(4)**	**(10)**
Copagaz – Distribuidora de Gás S.A.	103% CDI	(20)	(49)	(3)	-
Other		-	-	(1)	(10)
Amounts receivable (payable) / Commissions and banking fees, Administrative expenses and/or Other operational		**(586)**	**(136)**	**(59)**	**(47)**
Fundação Itaú Unibanco - Previdência Complementar		(97)	(81)	29	26
Olímpia Promoção e Serviços S.A.		(4)	(4)	(39)	(45)
FUNBEP - Fundo de Pensão Multipatrocinado		(837)	(196)	(54)	(15)
Itaúsa S.A.		(8)	(20)	10	10
ConectCar Soluções de Mobilidade Eletrônica S.A.		(13)	(5)	(12)	(26)
Other		373	170	7	3
Rent		**-**	**-**	**(24)**	**(25)**
Fundação Itaú Unibanco - Previdência Complementar		-	-	(23)	(23)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(1)	(2)
Sponsorship		**19**	**28**	**(12)**	**(19)**
Associação Cubo Coworking Itaú		19	28	(12)	(19)

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 183, Liabilities of R$ (6,883) and Result of R$ (9) (R$ 162, R$ (6,427) at 12/31/2022 and R$ (40) from 01/01 to 09/30/2022, respectively).

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (2,434) (R$ (2) from 01/01 to 09/30/2022) in view of the use of the common structure.

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to:

	01/01 to 09/30/2023	01/01 to 09/30/2022
Fees	(534)	(462)
Profit sharing	(202)	(181)
Post-employment benefits	(5)	(4)
Share-based payment plan	(135)	(87)
Total	**(876)**	**(734)**

Total amount related personnel expenses, to share-based payment plans, and post-employment benefits is detailed in Notes 10f, 15f and 19, respectively.

Note 17 - Fair value of financial instruments

The fair value is a measurement based on the market. In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument.

To increase consistency and comparability in fair value measurements and the corresponding disclosures, a fair value hierarchy is established that classifies into three levels the information for the valuation techniques used in the fair value measurement.

The methods and assumptions used to estimate the fair value are defined below:

- **Central Bank of Brazil Deposits, Money market and Deposits received under securities repurchase agreements -** The carrying amounts for these instruments are close to their fair values.

- **Interbank deposits, Deposits, Funds from acceptances and issuance of securities, Borrowings and onlending and Subordinate debts -** They are calculated by discounting estimated cash flows at market interest rates.

- **Securities and Derivative financial instruments -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are calculated by discounting estimated cash flows at market interest rates, as well as corporate securities.

- **Loan, lease and other credit operations -** Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.

a) Financial assets and liabilities measured at fair value

The following table presents the financial assets and liabilities measured at fair value on a recurring basis, segregated among levels of the fair value hierarchy.

	09/30/2023				12/31/2022			
	Level 1	Level 2	Level 3	Book Value / Fair Value	Level 1	Level 2	Level 3	Book Value / Fair Value
Trading securities	**166,887**	**267,299**	**37**	**434,223**	**126,353**	**242,077**	**11**	**368,441**
Government securities - Brazil	**154,699**	**6,434**	**-**	**161,133**	**110,204**	**5,896**	**-**	**116,100**
Financial treasury bills	4,984	-	-	4,984	9,624	-	-	9,624
National treasury bills	57,701	-	-	57,701	29,130	-	-	29,130
National treasury notes	90,943	6,434	-	97,377	70,742	5,896	-	76,638
Brazilian external debt bonds	1,011	-	-	1,011	708	-	-	708
Government securities - Latin America	**2,907**	**-**	**-**	**2,907**	**3,517**	**-**	**-**	**3,517**
Government securities - Abroad	**1,588**	**-**	**-**	**1,588**	**1,145**	**-**	**-**	**1,145**
Corporate securities	**7,693**	**19,838**	**37**	**27,568**	**11,487**	**19,714**	**11**	**31,212**
Shares	1,680	-	-	1,680	4,167	16	-	4,183
Rural product note	-	121	-	121	-	-	-	-
Bank deposit certificates	-	45	-	45	-	204	-	204
Real estate receivables certificates	62	972	-	1,034	-	669	-	669
Fund quotas	**229**	**13,504**	**-**	**13,733**	**954**	**14,049**	**-**	**15,003**
Credit rights	-	10,677	-	10,677	-	11,155	-	11,155
Fixed income	-	2,389	-	2,389	-	2,195	-	2,195
Variable income	229	438	-	667	954	699	-	1,653
Debentures	2,573	2,103	27	4,703	2,503	1,351	7	3,861
Eurobonds and other	2,858	-	10	2,868	3,863	-	4	3,867
Financial bills	-	2,333	-	2,333	-	2,001	-	2,001
Promissory and commercial notes	-	277	-	277	-	350	-	350
Other	291	483	-	774	-	1,071	-	1,071
PGBL / VGBL fund quotas	**-**	**241,027**	**-**	**241,027**	**-**	**216,467**	**-**	**216,467**
Available for sale securities	**156,084**	**116,180**	**2,147**	**274,411**	**122,246**	**95,179**	**859**	**218,284**
Government securities - Brazil	**80,618**	**947**	**97**	**81,662**	**55,226**	**986**	**111**	**56,323**
Financial treasury bills	20,508	-	-	20,508	13,061	-	-	13,061
National treasury bills	22,881	-	-	22,881	13,663	-	-	13,663
National treasury notes	29,808	947	-	30,755	23,455	986	-	24,441
National treasury / securitization	-	-	97	97	-	-	111	111
Brazilian external debt bonds	7,421	-	-	7,421	5,047	-	-	5,047
Government securities - Latin America	**41,799**	**-**	**-**	**41,799**	**39,760**	**-**	**-**	**39,760**
Government securities - Abroad	**13,777**	**32**	**-**	**13,809**	**13,783**	**-**	**-**	**13,783**
Corporate securities	**19,890**	**115,201**	**2,050**	**137,141**	**13,477**	**94,193**	**748**	**108,418**
Shares	673	16,884	122	17,679	407	10,800	137	11,344
Rural product note	-	41,824	59	41,883	-	29,221	48	29,269
Bank deposit certificates	-	125	-	125	551	150	13	714
Real estate receivables certificates	185	2,883	128	3,196	-	2,817	149	2,966
Fixed income fund quotas	-	10	-	10	-	-	-	-
Debentures	15,155	40,791	1,711	57,657	9,029	38,556	401	47,986
Eurobonds and other	2,911	969	-	3,880	3,490	1,361	-	4,851
Financial bills	-	388	-	388	-	909	-	909
Promissory and commercial notes	-	10,925	30	10,955	-	8,477	-	8,477
Other	966	399	-	1,365	-	1,902	-	1,902
Other receivables - Sundry	**-**	**1,511**	**105**	**1,616**	**-**	**1,335**	**40**	**1,375**
Other liabilities - Sundry	**-**	**707**	**12**	**719**	**-**	**583**	**-**	**583**

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	09/30/2023				12/31/2022			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**2**	**68,160**	**568**	**68,730**	**29**	**77,646**	**666**	**78,341**
Swap contracts – Adjustment receivable	-	42,586	549	43,135	-	46,478	631	47,109
Option contracts	-	13,387	2	13,389	-	23,825	29	23,854
Forward contracts	-	3,334	17	3,351	-	330	6	336
Credit derivatives	-	318	-	318	-	491	-	491
NDF - Non Deliverable Forward	-	8,077	-	8,077	-	6,140	-	6,140
Other derivative financial instruments	2	458	-	460	29	382	-	411
Liabilities	**(138)**	**(63,328)**	**(621)**	**(64,087)**	**(186)**	**(77,758)**	**(568)**	**(78,512)**
Swap contracts – Adjustment payable	-	(39,558)	(602)	(40,160)	-	(38,900)	(560)	(39,460)
Option contracts	(2)	(14,293)	(2)	(14,297)	-	(31,141)	(2)	(31,143)
Forward contracts	-	(3,114)	(17)	(3,131)	-	(63)	-	(63)
Credit derivatives	-	(320)	-	(320)	-	(604)	-	(604)
NDF - Non Deliverable Forward	-	(5,956)	-	(5,956)	-	(6,626)	-	(6,626)
Other derivative financial instruments	(136)	(87)	-	(223)	(186)	(424)	(6)	(616)

In all periods, there was no significant transfers between Level 1 and Level 2. Transfers to and from Level 3 are presented in movements of Level 3.

The methods and assumptions used to measurement the fair value are defined below:

Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by ANBIMA and other securities traded in an active market.

Level 2: Bonds, securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level.

Level 3: Bonds and securities, derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the methods used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date.

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to swap and option.

	Fair value at 12/31/2022	Total gains or losses (Realized / unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 09/30/2023	Total gains or losses (Unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Trading securities	**11**	**3**	**-**	**4**	**(1)**	**20**	**37**	**(2)**
Corporate securities	**11**	**3**	**-**	**4**	**(1)**	**20**	**37**	**(2)**
Debentures	7	-	-	-	-	20	27	(2)
Eurobonds and other	4	3	-	4	(1)	-	10	-
Available for sale securities	**859**	**(137)**	**(110)**	**2,101**	**(235)**	**(331)**	**2,147**	**(956)**
Government securities - Brazil	**111**	**(14)**	**-**	**-**	**-**	**-**	**97**	**22**
Corporate securities	**748**	**(123)**	**(110)**	**2,101**	**(235)**	**(331)**	**2,050**	**(978)**
Shares	137	16	(25)	9	(15)	-	122	(85)
Rural product note	48	(20)	(72)	1,741	(97)	(1,541)	59	3
Bank deposit certificate	13	(13)	-	-	-	-	-	-
Real estate receivable certificate	149	(18)	(3)	-	-	-	128	(63)
Debentures	401	(88)	(10)	351	(123)	1,180	1,711	(723)
Promissory notes	-	-	-	-	-	30	30	(110)
Other receivables - Sundry	**40**	**51**	**2**	**-**	**(2)**	**14**	**105**	**105**
Other liabilities - Sundry	**-**	**(2)**	**14**	**-**	**-**	**-**	**12**	**12**

	Fair value at 12/31/2022	Total gains or losses (Realized / unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 09/30/2023	Total gains or losses (Unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Derivative financial instruments - Assets	**666**	**135**	**-**	**158**	**(104)**	**(287)**	**568**	**525**
Swap contracts – Adjustment receivable	631	166	-	137	(98)	(287)	549	530
Option contracts	29	(32)	-	11	(6)	-	2	(6)
Forward contracts	6	1	-	10	-	-	17	1
Derivative financial instruments - Liabilities	**(568)**	**(167)**	**-**	**(191)**	**30**	**275**	**(621)**	**(198)**
Swap contracts – Adjustment payable	(560)	(166)	-	(180)	29	275	(602)	(198)
Option contracts	(2)	-	-	(1)	1	-	(2)	-
Forward contracts	(6)	(1)	-	(10)	-	-	(17)	-

Sensitivity Analysis of Level 3 Operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		**09/30/2023**		**12/31/2022**	
		Impacts		**Impacts**	
Market risk factor groups	**Scenarios**	**Income**	**Stockholders' equity**	**Income**	**Stockholders' equity**
Interest rate	I	(0.9)	(0.3)	(2.2)	(0.1)
	II	(24.3)	(9.2)	(54.9)	(4.3)
	III	(48.7)	(18.4)	(109.2)	(8.5)
Commodities, Indexes and Shares	I	(6.0)	-	(6.7)	-
	II	(12.1)	-	(13.4)	-
Nonlinear	I	(3.0)	-	(24.8)	-
	II	(4.7)	-	(37.8)	-

The following scenarios are used to measure sensitivity:

Interest rate

Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares

Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

b) Financial assets and liabilities not measured at fair value

The following table presents the book value and estimated fair value for financial assets and liabilities not measured at fair value.

	09/30/2023		12/31/2022	
	Book value	Fair value	Book value	Fair value
Assets				
Central Bank of Brazil Deposits	146,139	146,139	115,748	115,748
Money market	266,358	266,358	220,128	220,128
Interbank deposits	45,913	47,300	59,481	59,757
Held to maturity securities	168,759	165,416	169,487	163,997
Loan, lease and other credit operations	901,167	907,585	906,188	907,504
(Provision for loan losses)	(53,550)	(53,550)	(53,125)	(53,125)
Liabilities				
Deposits	932,284	932,043	871,438	871,370
Deposits received under securities repurchase agreements	387,007	387,007	320,517	320,517
Funds from acceptances and issuance of securities	294,397	295,363	256,495	257,123
Borrowings and onlending	108,590	108,577	115,441	115,427
Subordinated debts	44,859	43,688	54,540	53,287
Allowance for financial guarantees provided and loan commitments	3,636	3,636	3,465	3,465

Note 18 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 09/30/2023	01/01 to 09/30/2022
Net income attributable to owners of the parent company	**24,196**	**22,058**
Minimum non-cumulative dividends on preferred shares	(106)	(106)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:	**23,981**	**21,843**
Common	12,136	11,053
Preferred	11,845	10,790
Total net income available to equity owners:		
Common	12,245	11,162
Preferred	11,951	10,896
Weighted average number of outstanding shares		
Common	4,958,290,359	4,958,290,359
Preferred	4,839,375,710	4,840,079,729
Basic earnings per share – R$		
Common	2.47	2.25
Preferred	2.47	2.25

b) Diluted earnings per share

Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 09/30/2023	01/01 to 09/30/2022
Net income available to preferred equity owners	**11,951**	**10,896**
Dividends on preferred shares after dilution effects	74	58
Net income available to preferred equity owners considering preferred shares after the dilution effect	**12,025**	**10,954**
Net income available to ordinary equity owners	**12,245**	**11,162**
Dividend on preferred shares after dilution effects	(74)	(58)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**12,171**	**11,104**
Adjusted weighted average of shares		
Common	4,958,290,359	4,958,290,359
Preferred	4,899,192,716	4,891,693,612
Preferred	4,839,375,710	4,840,079,729
Incremental as per share-based payment plans	59,817,006	51,613,883
Diluted earnings per share – R$		
Common	2.45	2.24
Preferred	2.45	2.24

There was no potentially antidilutive effect of the shares in share-based payment plans, in both periods.

Note 19 - Post-employment benefits

ITAÚ UNIBANCO HOLDING sponsors, in conjunction with its subsidiaries, retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP).

- Defined Contribution Plans (CD): plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU.

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP.

a) Main actuarial assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The most relevant demographic assumption comprise of mortality table and the most relevant financial assumptions include: discount rate and inflation.

	09/30/2023	09/30/2022
Mortality table (1)	AT-2000	AT-2000
Discount rate (2)	10.34% p.a.	9.46% p.a.
Inflation (3)	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

1) Correspond to those disclosed by SOA – "Society of Actuaries", that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.
2) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
3) Refers to estimated long-term projection.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial risk** - the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increases in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic risk** - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used do not reflect actual conditions of the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans apply a discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation	
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Fixed income securities	**21,150**	**20,684**	**94.1%**	**94.4%**
Quoted in an active market	20,513	20,102	91.3%	91.7%
Non quoted in an active market	637	582	2.8%	2.7%
Variable income securities	**564**	**515**	**2.6%**	**2.3%**
Quoted in an active market	552	508	2.5%	2.3%
Non quoted in an active market	12	7	0.1%	-
Structured investments	**137**	**138**	**0.6%**	**0.6%**
Non quoted in an active market	137	138	0.6%	0.6%
Real estate	**542**	**527**	**2.4%**	**2.4%**
Loans to participants	**77**	**69**	**0.3%**	**0.3%**
Total	**22,470**	**21,933**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 1 at 12/31/2022), and real estate rented to Group companies, with a fair value of R$ 438 (R$ 420 at 12/31/2022).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED does not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risk mitigation strategies are used.

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

09/30/2023		BD and CV plans				CD plans			Other post-employment benefits	Total
	Note	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**21,933**	**(19,637)**	**(3,734)**	**(1,438)**	**420**	**(42)**	**378**	**(849)**	**(1,909)**
Amounts recognized in income (1+2+3+4)		**1,641**	**(1,474)**	**(287)**	**(120)**	**(32)**	**(3)**	**(35)**	**(61)**	**(216)**
1 - Cost of current service		-	(20)	-	(20)	-	-	-	-	(20)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		1,641	(1,454)	(287)	(100)	30	(3)	27	(61)	(134)
4 - Other expenses [1]		-	-	-	-	(62)	-	(62)	-	(62)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)		**(4)**	**(22)**	**(29)**	**(55)**	**2**	**-**	**2**	**-**	**(53)**
5 - Effects on asset ceiling		-	-	(29)	(29)	-	-	-	-	(29)
6 - Remeasurements		-	(8)	-	(8)	2	-	2	-	(6)
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	-	-	-	-	-	-	-	-
Experience of the plan [2]		-	(8)	-	(8)	2	-	2	-	(6)
7 - Exchange variation		(4)	(14)	-	(18)	-	-	-	-	(18)
Other (8+9+10)		**(1,100)**	**1,262**	**-**	**162**	**-**	**-**	**-**	**141**	**303**
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,262)	1,262	-	-	-	-	-	141	141
10 - Contributions and investments from sponsor		162	-	-	162	-	-	-	-	162
Amounts at end of the period		**22,470**	**(19,871)**	**(4,050)**	**(1,451)**	**390**	**(45)**	**345**	**(769)**	**(1,875)**
Amount recognized in Assets	**10a**				35			345	-	380
Amount recognized in Liabilities	**10d**				(1,486)			-	(769)	(2,255)

12/31/2022		BD and CV plans				CD plans			Other post-employment benefits	Total
	Note	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**21,912**	**(20,039)**	**(3,255)**	**(1,382)**	**447**	**(2)**	**445**	**(779)**	**(1,716)**
Amounts recognized in income (1+2+3+4)		**1,995**	**(1,845)**	**(308)**	**(158)**	**(36)**	**-**	**(36)**	**(246)**	**(440)**
1 - Cost of current service		-	(33)	-	(33)	-	-	-	-	(33)
2 - Cost of past service		-	-	-	-	-	-	-	(155)	(155)
3 - Net interest		1,995	(1,812)	(308)	(125)	39	-	39	(91)	(177)
4 - Other expenses [1]		-	-	-	-	(75)	-	(75)	-	(75)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)		**(447)**	**596**	**(171)**	**(22)**	**9**	**(40)**	**(31)**	**25**	**(28)**
5 - Effects on asset ceiling		-	-	(171)	(171)	-	(40)	(40)	-	(211)
6 - Remeasurements		(441)	557	-	116	9	-	9	25	150
Changes in demographic assumptions		-	29	-	29	-	-	-	-	29
Changes in financial assumptions		-	1,499	-	1,499	9	-	9	46	1,554
Experience of the plan [2]		(441)	(971)	-	(1,412)	-	-	-	(21)	(1,433)
7 - Exchange variation		(6)	39	-	33	-	-	-	-	33
Other (8+9+10)		**(1,527)**	**1,651**	**-**	**124**	**-**	**-**	**-**	**151**	**275**
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,651)	1,651	-	-	-	-	-	151	151
10 - Contributions and investments from sponsor		124	-	-	124	-	-	-	-	124
Amounts at end of the period		**21,933**	**(19,637)**	**(3,734)**	**(1,438)**	**420**	**(42)**	**378**	**(849)**	**(1,909)**
Amount recognized in Assets	**10a**				33			378	-	411
Amount recognized in Liabilities	**10d**				(1,471)			-	(849)	(2,320)

1) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.
2) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Net interest corresponds to the amount calculated on 01/01/2023 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 10.34% p.a.(On 01/01/2022 the rate used was 9.46% p.a.).

As of 2023, ITAÚ UNIBANCO HOLDING started sponsoring the Plano de Benefícios II. The amount recognized in Liabilities is R$ 65, in Other Comprehensive Income is R$ 7 and in income/(expense) is R$ (5).

f) Defined benefit contributions

	Estimated contributions	Contributions made	
	2023	01/01 to 09/30/2023	01/01 to 09/30/2022
Retirement plan - FIU	39	48	33
Retirement plan - FUNBEP	85	90	8
Total [1]	**124**	**138**	**41**

1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration [1]	2023	2024	2025	2026	2027	2028 to 2032
Pension plan - FIU	9.12	1,136	1,072	1,110	1,151	1,186	6,388
Pension plan - FUNBEP	8.51	656	676	694	711	728	3,846
Other post-employment benefits	6.13	196	189	80	85	68	235
Total		**1,988**	**1,937**	**1,884**	**1,947**	**1,982**	**10,469**

1) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

	BD and CV plans			Other post-employment benefits		
Main assumptions	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) [1]	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) [1]
Discount rate						
Increase by 0.5%	(763)	-	284	(23)	-	23
Decrease by 0.5%	824	-	(311)	25	-	(25)
Mortality table						
Increase by 5%	(218)	-	82	(10)	-	10
Decrease by 5%	228	-	(87)	11	-	(11)
Medical inflation						
Increase by 1%	-	-	-	56	-	(56)
Decrease by 1%	-	-	-	(48)	-	48

1) Net of effects of asset ceiling.

Note 20 - Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

Foreign branches:Miami Branch, Nassau Branch, Itaú Unibanco Holding S.A., Grand Cayman Branch and Itaú Chile New York Branch.

Latin America consolidated: basically compose of subsidiaries Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Banco Itaú Chile and Itaú Colombia S.A.

Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itau BBA International plc.

Further information on results of foreign units are available in the Management's Discussion and Analysis Report.

	Net income / (Loss)	
	01/01 to 09/30/2023	01/01 to 09/30/2022
Foreign branches [1]	2,738	3,718
Latin America consolidated [2]	3,126	2,066
Other foreign companies	(153)	(1,914)
Foreign consolidated [1]	5,233	2,582

1) Itaú Unibanco S.A. Branch - Grand Cayman Branch merged into Itaú Unibanco S.A. - Nassau Branch on October 18, 2022.
2) Banco Itaú Argentina S.A. and its subsidiaries make up the results presented until 07/31/2023 (Note 3).

Note 21 - Risk, Capital Management and Fixed Assets Limits

a) Corporate Governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of the CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with the defined policies and procedures.

ITAÚ UNIBANCO HOLDING CONSOLIDATED's management model is made up of:

- 1st line of defense: business areas, which have primary responsibility for managing the risk they originate.

- 2nd line of defense: risk area, which ensures that risks are managed and are supported by risk management principles (risk appetite, policies, procedures and dissemination of the risk culture in the business).

- 3rd line of defense: internal audit, which is linked to the Board of Directors and makes an independent assessment of the activities developed by the other areas.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital."

Based on this statement, six dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk, Reputation and Clients). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure.

The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO.

The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Foremost among processes for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence.

Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on:

- **Sustainability and customer satisfaction:** ITAÚ UNIBANCO HOLDING CONSOLIDATED's vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, it is committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself.

- **Risk culture:** ITAÚ UNIBANCO HOLDING CONSOLIDATED's risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business.

- **Risk pricing:** ITAÚ UNIBANCO HOLDING CONSOLIDATED operates and assumes risks in businesses that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios.

- **Diversification:** ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business.

- **Operational excellence:** It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services.

- **Ethics and respect for regulation:** for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution's reputation.

ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk.

These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED's guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.

I - Credit risk

The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also take into account external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.

In compliance with CMN Resolution 4,557, of February 23, 2017, the document "Credit Risk Management and Control Policy", which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, under Corporate Governance, Rules and Policies, Reports.

II - Market risk

Defined as the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BCB Resolution No. 111, of July 6, 2021 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.

Market risk management is based on the following metrics:

- Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level.
- Losses in stress scenarios (Stress Test): a simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios).
- Stop loss: metric used to revise positions, should losses accumulated in a fixed period reach a certain level.
- Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Mark to Market).

- Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

- ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.

- ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates.

- Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis-point change is applied to current interest rates or on the index rates.

- Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The structure of limits and alerts obeys the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING CONSOLIDATED's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

At 09/30/2023, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 904 (R$ 734 at 12/31/2022), an increase over the previous year due to the increase of exposure to interest rates.

The document "Public Access Report – Market and IRRBB Risk Management and Control Policy", which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports.

III - Liquidity risk

Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas.

The document "Public Access Report - Liquidity Risk Management and Control Policy", which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports.

IV - Operating risk

Defined as the possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution's activities.

The managers of the executive areas use corporate methods constructed and made available by the Operational Risk and Corporate Compliance and Money Laundering Prevention Areas.

As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas' executives.

In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled "Public Access Report – Integrated Operational Risk Management and Internal Controls", a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies, Reports.

V - Insurance, private pension and premium bonds risks

The main risks related to Insurance, Private Pension and Premium Bonds portfolios are described below and defined in their respective chapters.

- Underwriting risk: results from the use of methodologies and/or assumptions in the pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered: (i) Insurance results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates; (ii) Private Pension is observed in the increase in life expectancy or in deviation from the assumptions used in the technical reserves; and (iii) Premium Bonds, payment of premiums for securities drawn in series not paid in and/or administrative expenses higher than expected may materialize this risk.

- Credit risk.
- Market risk.
- Liquidity risk.
- Operating risk.

These risks are managed independently, according to their special characteristics.

VI - Emerging risks

Defined as those with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as geopolitical and macroeconomic risk and climate change. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED's governance, allowing these risks to be incorporated into risk management processes too.

VII - Social, environmental and climate risks

Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING CONSOLIDATED, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution's operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate's activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING CONSOLIDATED has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles Industry and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agri - Meatpacking, Agri - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts with specific procedures for the Institution's operation (stockholders' equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of the activities of the business and credit areas that serves the business. The Internal Audit acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall, and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy, as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING CONSOLIDATED, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING CONSOLIDATED measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP, which comprises stress tests – which was dated December 2022 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

	09/30/2023	12/31/2022
Available capital (amounts)		
Common Equity Tier 1 (CET 1)	159,227	147,781
Tier 1	177,795	166,868
Total capital (PR)	197,653	185,415
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,214,849	1,238,582
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	13.1%	11.9%
Tier 1 ratio (%)	14.6%	13.5%
Total capital ratio (%)	16.3%	15.0%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%)	2.50%	2.50%
Countercyclical buffer requirement (%)	-	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.00%	1.00%
Total of bank CET1 specific buffer requirements (%)	3.50%	3.50%

At 09/30/2023, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 17,809 (R$ 18,336 at 12/31/2022) and the amount of subordinated debt that makes up Tier II capital is R$ 19,585 (R$ 18,431 at 12/31/2022).

The Basel Ratio reached 16.3% at 09/30/2023, an increase of 1.3 p.p. compared to 12/31/2022, due to the result for the period and reduction of Risk-Weighted Assets. In Risk-Weighted Assets, noteworthy is the reduction in the credit component due to the enactment of BACEN Resolution Nº 229 and evolution of internal models.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Total Capital of R$ 100,465 (R$ 86,328 at 12/31/2022), well above the Capital Buffer requirement of R$ 42,520 (R$ 43,350 at 12/31/2022), widely covered by available capital.

The fixed assets ratio indicates the commitment percentage of adjusted Total Capital with adjusted permanent assets ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted Total Capital, established by BACEN. At 09/30/2023, fixed assets ratio reached 20.3% (19.9% at 12/31/2022), showing a surplus of R$ 58,676 (R$ 55,748 at 12/31/2022).

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Global Systemically Important Banks.

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach.
- RWA_{CIRB} = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil.
- RWA_{MPAD} = portion related to the market risk capital requirement, calculated using standardized approach.
- RWA_{MINT} = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil.
- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA	
	09/30/2023	12/31/2022 (1)
Credit risk (excluding counterparty credit risk)	**972,082**	**1,016,137**
Of which: standardised approach for credit risk	913,042	1,016,137
Of which: foundation internal rating-based approach (F-IRB)	-	-
Of which: advanced internal rating-based approach (A-IRB)	59,040	-
Counterparty credit risk (CCR)	**30,061**	**40,222**
Of which: standardized approach for counterparty credit risk (SA-CCR)	21,946	25,361
Of which: other CCR	8,115	14,861
Equity investments in funds - look-through approach	**6,076**	**8,002**
Equity investments in funds - mandate-based approach	**-**	**104**
Equity investments in funds - fall-back approach	**2,234**	**1,461**
Securitisation exposures in banking book	**3,712**	**4,408**
Market Risk	**46,589**	**30,935**
Of which: standardized approach (RWA_{MPAD})	56,438	36,745
Of which: internal models approach (RWA_{MINT})	22,405	23,097
Operational Risk	**103,094**	**96,590**
Payment Services risk (RWA_{SP})	**NA**	**NA**
Amounts below the thresholds for deduction	**51,001**	**40,723**
Total	**1,214,849**	**1,238,582**

1) For comparative purposes, the allocation of the value of the historical RWA_{cva} portion was adapted according to BACEN Regulatory Instruction No. 385/23.

III - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution's risk appetite metrics.

V - Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

Note 22 - Supplementary Information

a) Insurance policy

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

b) Foreign currency

The balances in Reais linked to the foreign currencies were as follows:

	09/30/2023	12/31/2022
Permanent foreign investments	79,302	76,049
Net balance of other assets and liabilities indexed to foreign currency, including derivatives	(61,006)	(46,851)
Net foreign exchange position	**18,296**	**29,198**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) Agreements for offsetting and settlement of liabilities within the scope of the National Financial System

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

d) Regulatory non-recurring result

Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020:

	01/01 to 09/30/2023	01/01 to 09/30/2022
Regulatory non-recurring results	**(1,515)**	**(548)**
Sale of Banco Itaú Argentina S.A. (BIA)	(1,212)	-
Result on the partial sale of XP Inc. shares	(129)	(123)
Voluntary severance program	-	(757)
Corporate reorganization of Câmara Interbancária de Pagamentos (CIP)	-	239
Other	(174)	93

e) Acquisition of Avenue Holding Cayman Ltd

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 35% of AVENUE's capital, which will become a joint venture, for approximately R$ 493. In the second phase, after two years, ITAÚ UNIBANCO HOLDING will acquire additional ownership interest of 15.1%, then holding control with 50.1% of AVENUE's capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

Regulatory approvals were completed on October 31, 2023, and the process for the acquisition and financial settlement is ongoing.

f) "Coronavirus" COVID-19 effects

ITAÚ UNIBANCO HOLDING CONSOLIDATED incorporated into its processes the monitoring of the economic effects of the COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. Even after the end of the state of public health emergency in Brazil announced in May 2022, ITAÚ UNIBANCO HOLDING CONSOLIDATED will continue to monitor the impacts of the COVID-19 pandemic and following health and health surveillance recommendations so as to ensure the safety of its employees and clients.

pwc

(A free translation of the original in Portuguese)

Report on review of parent company and consolidated financial statements

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying balance sheet of Itaú Unibanco Holding S.A. ("Bank") as at September 30, 2023 and the related statements of income, comprehensive income, changes in stockholders' equity and cash flows for the nine-month period then ended, as well as the accompanying consolidated balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated") as at September 30, 2023 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the nine-month period then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank. Our responsibility is to express a conclusion on these financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at September 30, 2023, its financial performance and its cash flows for the nine-month period then ended, as well as the consolidated financial performance and the consolidated cash flows for the nine-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank.

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

Itaú Unibanco Holding S.A.

Other matters

Statement of added value

The financial statements referred to above include the parent company and consolidated statements of added value for the nine-month period ended at September 30, 2023. These statements are the responsibility of the Bank's management and are presented as supplementary information for purposes of the Brazilian Central Bank. These statements have been subjected to review procedures performed together with the review of the financial statements for the purpose of concluding whether they are reconciled with the financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of added value have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated financial statements taken as a whole.

São Paulo, November 6, 2023

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to September 2023 and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company's capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders.

São Paulo (SP), November 06, 2023.

GILBERTO FRUSSA

President

IGOR BARENBOIM
Member

EDUARDO HIROYUKI MIYAKI
Member

Praça Alfredo Egydio de Souza Aranha nº 100,
Parque Jabaquara, Zip Code 04344.902,
São Paulo/SP - Brazil

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 **A Publicly Listed Company** **NIRE 35300010230**

Financial Statements in BRGAAP as of September 30, 2023.

The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 29, paragraph 1, item II; article 25, paragraph 1, items V and VI of CVM Instruction No. 480/2009; and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company's financial statements.

This file includes:

. Management Report;
. Balance Sheet;
. Statement of Income;
. Statement of Comprehensive Income;
. Statement of Changes in Stockholders' Equity;
. Statement of Cash Flows;
. Statement of Value Added;
. Notes to the Financial Statements;
. Report of Independent Auditors;
. Opinion of the Fiscal Council.

The statements referred to were disclosed on November 06, 2023, on the website of the Brazilian SecuritiesCommission (CVM) and Investor Relations of this institution (www.itau.com.br/investor-relations).

Milton Maluhy Filho
Chief Executive Officer

Alexsandro Broedel Lopes
Officer

Maria Helena dos Santos Fernandes de Santana
Chairwoman of the Audit Committee

Arnaldo Alves dos Santos
Accountant